

2022 ANNUAL REPORT
2023 PROXY STATEMENT









FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing plans, strategies and initiatives; future financial performance; the proposed Split-Off and Reclassification (as defined elsewhere in this Annual Report) and their expected benefits; Formula 1 environmental initiatives; the expected benefits of the Las Vegas Grand Prix; new service offerings; renewal of licenses and authorizations; revenue growth and subscriber trends at Sirius XM Holdings Inc. (**Sirius XM Holdings**); our ownership interest in Sirius XM Holdings; the recoverability of goodwill and other long-lived assets; the performance of our equity affiliates; projected sources and uses of cash; the payment of dividends by Sirius XM Holdings; the direct and indirect impacts of the COVID-19 pandemic; the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings; and other matters arising in the ordinary course of business. In particular, statements in our "Letter to Shareholders" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- the continuing global and regional impact of the COVID-19 pandemic and other public health-related risks and events on our customers, our vendors and our businesses generally;

- our ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;

- our and our subsidiaries' indebtedness could adversely affect operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry;

- the success of businesses attributed to each of our tracking stock groups;

- our and Sirius XM Holdings' ability to realize the benefits of acquisitions or other strategic investments;

- the impact of weak economic conditions on consumer demand for products, services and events offered by our businesses attributed to each of our tracking stock groups;

- the outcome of pending or future litigation;

- the operational risks of our subsidiaries and business affiliates with operations outside of the United States;

- our ability to use net operating loss, disallowed business interest and tax credit carryforwards to reduce future tax payments;

- the ability of our subsidiaries and business affiliates to comply with government regulations, including, without limitation, Federal Communications Commission requirements, consumer protection laws and competition laws, and adverse outcomes from regulatory proceedings;

- the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate;

- changes in the nature of key strategic relationships with partners, vendors and joint venturers;

- competition faced by Sirius XM Holdings;

- the ability of Sirius XM Holdings to attract and retain subscribers and listeners;

- the ability of Sirius XM Holdings to market its services and sell advertising;

- the ability of Sirius XM Holdings to maintain revenue growth from its advertising products;

- the ability of Sirius XM Holdings to protect the security of personal information about its customers;

- the interruption or failure of Sirius XM Holdings' information technology and communication systems;

- the impact of the market for music rights on Sirius XM Holdings and the rates Sirius XM Holdings must pay for rights to use musical works;

- the impact of the global semiconductor supply shortage on Sirius XM Holdings' supply chain and the auto industry that it relies on;

- the impact of our equity method investment in Live Nation Entertainment, Inc. on our net earnings and the net earnings of Liberty SiriusXM Group;

- challenges by tax authorities in the jurisdictions where Formula 1 operates;

FORWARD-LOOKING STATEMENTS

- changes in tax laws that affect Formula 1 and the Formula One Group;

- the ability of Formula 1 to expand into new markets;

- the relationship between the U.K. and the E.U. following Brexit;

- the establishment of rival motorsports events or other circumstances that impact the competitive position of Formula 1;

- changes in consumer viewing habits and the emergence of new content distribution platforms;

- the impact of organized labor on the Braves Group;

- the impact of an expansion of Major League Baseball;

- the level of broadcasting revenue that Braves Holdings, LLC receives;

- the impact of the Development Project on the Braves Group and its ability to manage the project;

- the risks associated with our company as a whole, even if a holder does not own shares of common stock of all of our groups;

- market confusion that results from misunderstandings about our capital structure;

- geopolitical incidents, accidents, terrorist acts, natural disasters, including the effects of climate change, or other events that cause one or more events to be cancelled or postponed, are not covered by insurance, or cause reputational damage to our subsidiaries and business affiliates;

- challenges related to assessing the future prospects of tracking stock groups based on past performance;

- our ability to recognize anticipated benefits from the proposed Split-Off and the Reclassification;

- the possibility that we may be unable to obtain stockholder approvals required for the Split-Off and/or the Reclassification;

- the possibility that our business may suffer as a result of uncertainty surrounding the Split-Off and the Reclassification; and

- the possibility that the Split-Off and the Reclassification may have unexpected costs.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning public companies in which we have controlling and non-controlling interests that file reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning those companies has been derived from the reports and other information filed by them with the SEC. If you would like further information about these companies, the reports and other information they file with the SEC can be accessed on the Internet website maintained by the SEC at *www.sec.gov.* Those reports and other information are not incorporated by reference in this Annual Report.

LETTER TO SHAREHOLDERS

April 2023

Dear Fellow Shareholders,

Liberty Media has held a diverse portfolio of telecom, media & technology assets, some of which we purchased, others we inherited through various legacy investments. Over the years, the landscape has evolved tremendously, as have we. Our strategy has been to optimize this portfolio of assets and identify new areas of investment opportunity to create long-term shareholder value. We remain steadfast in this approach.

In reflecting on 2022, there are common themes among Liberty Media assets.

- Experiential, live entertainment

- Creation and curation of premium content

- Resilient consumer discretionary spend

At Formula 1, SiriusXM, the Atlanta Braves and Live Nation, we are in the business of bringing fans and customers high-quality live experiences. In 2022, 5.7 million global fans attended F1 events, the Braves sold 3.1 million tickets to games and Live Nation entertained 121 million fans across 44 thousand events. The content creation engine behind these experiences is powerful. In a single year, we produced over 600 hours of broadcast programming related to 162 regular season baseball games, TV coverage of 22 race weekends that took place in 20 countries across 5 continents, more than 100 SiriusXM channels with live broadcasts, millions of impressions across our various digital platforms and social feeds, and more. Across the companies, we monetized this content through multiple revenue sources—ticketing, broadcasting, subscriptions, sponsorship and advertising.

These segments of consumer discretionary spend have proven resilient, perhaps driven by the prioritization of experiential entertainment and premium content. We see this resilience across our companies despite macro weakness and consumer pullback in other parts of the economy. The vast majority of F1 races were sold out for the 2023 season as of the writing of this letter, SiriusXM monthly customer churn has been below 2% for over a decade, the Braves sold out of season ticket inventory before opening day for the first time in franchise history and Live Nation had over 50 million of tickets sold to 2023 events as of mid-February.

The growth in daily time spent with technology and media spiked during the pandemic, and this engagement sustained at these higher levels—over 13 hours spent on average with technology and media in the US per day[1]. When today's consumers are inundated with content across formats and platforms, the quality of content matters. This is precisely why we focus on premium, differentiated and live content and own high-quality assets.

CHANGES

We made several announcements in 2022. Core to Liberty's DNA is our aim to create transparency and provide investor choice, illuminating asset values with tracking stocks or split-offs. The tracking stock structure benefits from common management, capital structure flexibility and operating efficiencies, yet offers greater investor choice through what we believe are logical groupings of assets and liabilities. We have created standalone asset-backed securities when we believe the public markets will better value an asset, hopefully benefiting from increased liquidity and enhanced future flexibility. In this context, we announced the planned split-off of Atlanta Braves Holdings and the recapitalization of our remaining Liberty tracking stocks.

ATLANTA BRAVES HOLDINGS

It's worth a brief trip down memory lane as the Atlanta Braves make their (ostensibly) final appearance in the Liberty Media shareholder letter. This was our first meaningful investment in a sports-related entity—an increasing focus in Liberty's portfolio.

In May 2007, we exchanged 68.5 million shares of Time Warner common stock, then valued at $1.5 billion, in a tax-efficient transaction for a subsidiary of Time Warner which held the Atlanta Braves Baseball Club, Leisure Arts, and $984 million of cash. At the time, John Henry's $700 million purchase of the Red Sox was the high water mark for a MLB franchise sale, and the Cubs were rumored to hit the market for $600 to $900 million[2]. The Braves were playing at the iconic Turner Field, they had won 14 consecutive division titles (still a MLB record) and Chipper Jones would go on to slug 29 home runs and drive in 102 RBI that season.

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[1] Source: Activate Tech & Media Outlook 2023.
[2] Source: Forbes April 2007; https://www.forbes.com/2007/04/19/baseball-team-valuations-07mlb-cz_kb_0419baseballintro.html?sh=30ec86861c41.

LETTER TO SHAREHOLDERS

Since then, we have enjoyed 6 NL East Titles, a memorable 2021 World Series victory, numerous player accolades, a successful ballpark relocation to Truist Park and the development of The Battery mixed-use property into a model for sports businesses. According to public sources, in 2022 the Braves ranked #1 in the NL East in revenue and EBITDA[3], and #3 in payroll. We have steadily increased our payroll over the past 5 years[4] while maintaining healthy profitability. Braves management prioritizes sound investments without tying us to long-term contracts that won't deliver value. Their strategy is paying off—financially and competitively on the field.

The new Atlanta Braves Holdings will be one of few publicly-traded sports teams. We believe this will better highlight the value of the Braves and The Battery Atlanta assets, provide increased liquidity outside of a tracking stock construct and better enable future business combinations. Braves' management will continue to run all baseball operations and Atlanta Braves Holdings corporate functions will continue to be run out of Liberty, providing oversight and direction primarily in areas of capital allocation and capital markets activity.

Finally, on media rights: the way in which we consume content has constantly evolved—fun fact: in 2007 when we bought the Braves, Netflix was first launching a limited "streaming service" available to its DVD subscribers. Yet again, the tectonic plates of distribution models are shifting. It remains to be seen what will happen to the traditional regional sports network ("RSN") business as the pay TV universe has declined while their rights fees continue to reflect the value in local sports programming. But, to state the obvious, not all RSNs are equal. The Braves have about 14 million cable, satellite, and broadband households in their territory, yet less than half are reached by Bally Sport South or Southeast TV stations. Household ratings have consistently been strong. And the Braves are the longest continuously operating franchise in the US. While we see change on the horizon, our position in this ecosystem is relatively strong.

THE TRACKERS

Following the split-off of Atlanta Braves Holdings, Liberty Media will be recapitalized into three new tracking stocks: Formula One Group, Liberty SiriusXM Group and Liberty Live Group. We'll provide a brief business and strategy update for each.

Liberty SiriusXM Group

We prioritized simplifying the Liberty SiriusXM Group tracking stock and balance sheet in 2022 and 2023 to-date. Following the creation of the Liberty Live Group tracker, Liberty SiriusXM Group's only assets will be our 82% interest in SiriusXM and cash. Gross debt attributed to the existing Liberty SiriusXM Group was down over $400 million from January 1, 2022 through the date of this letter, including the refinancing activities we completed in March. Importantly, we also simplified our balance sheet with the retirement of a substantial portion of our 1.375% basket convertible notes and refinanced this debt with notes convertible into LSXMA. De-levering at Liberty SiriusXM is not a prerequisite for a potential combination but it does increase optionality.

We are focused on rationalizing this structure in the near term. We remain mindful of our shareholders' patience as the Liberty SiriusXM equity has underperformed our expectations. Importantly, we value our credibility as stewards of your capital.

SiriusXM operates a highly resilient, cash generative business. It finished 2022 with strong financial and subscriber results, reaching record high adjusted EBITDA and returning approximately $2 billion to shareholders through dividends and share repurchases. As SiriusXM's management communicated, 2023 presents challenges but also an opportune time to invest in foundations to position the business to succeed over the long term. Some of these challenges are temporary, including continued top of funnel pressure from depressed new and used auto sales, a soft advertising market and elevated satellite capital expenditures. Streaming is a key piece of the company's future opportunity set for growth, with many of these newer growth markets skewing younger and digital native. SiriusXM is investing in a new app experience and increased personalization and customization capabilities to drive engagement with its service in and out-of-car. The company is actively managing its cost structure while simultaneously investing in product enhancements to position itself for growth in 2024 and beyond.

Formula One Group

Formula 1 is firing on all cylinders. We'll spare you additional driving puns that have become a hallmark of our F1-related communications. If you invested in the Liberty Media Group tracking stock at the time of its creation in April 2016, through March 30, 2023 you would have earned a compounded annual rate of return of 23% compared to 6% for the S&P Media Index and 10% for the S&P 500 Index.

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[3]   Operating Income as reported by Forbes as of March 2023.

[4]   Represents 2017 through 2022, excluding 2020 due to effect of COVID-19 pandemic.

LETTER TO SHAREHOLDERS

A snapshot of 2022 engagement: F1 welcomed 5.7 million fans to races, 7.7 billion video views across social platforms, 1.4 billion total engagements on social platforms, 2.9 billion page views on F1.com and the F1 app, we could go on. Here in the US, F1 has penetrated the fiber of American culture. US viewership on ESPN grew 36% in 2022, with 12 races setting all-time viewership records including Canada, Monaco, Saudi Arabia, and Imola. Social media followers in the US grew 45% in 2022, F1's fastest growing market. This season's Saudi Arabia Grand Prix averaged 1.52 million viewers—now ESPN and cable's most-viewed live grand prix on record.

We are capitalizing on this momentum on and off the track. F1 continues to develop fan touch points and broaden access to the sport, including growing its range of license partners with the newly launched F1 Arcade and F1 Exhibition products. *Drive to Survive* remains a gateway into F1 for our key markets and demographics. We estimate that *Drive to Survive* reached 1/3 of total Netflix US subscribers, and more than 40% of this audience is female, underpinning the diversification of F1's audience. The Apple Film from Joseph Kosinski and Jerry Bruckheimer starring Brad Pitt will showcase the world of F1 and is set to start shooting later this year. Ford and Audi will enter F1 in 2026, bringing the benefits of their respective brand equities and the promise of fierce competition. Another new initiative, F1 Academy, launches later this month under the leadership of Susie Wolff, and aims to cultivate a pipeline of young female drivers and bridge the gap from karting to F3 and into the wider Formula 1 pyramid.

F1's countdown to Net Zero Carbon by 2030 is progressing incredibly well. By 2030, it's estimated that there will be 1.4 billion cars on the road globally, only 8% of which will be pure electric vehicles. The advanced sustainable fuel that F1 is pioneering is purposely designed as a 'drop-in' fuel to accelerate its adoption. Following F1's work with policy makers, the European Union recently recognized the role that these fuels will be able to play in the future and provided for sustainable fuels to be part of the automotive solution after 2035 alongside electric vehicles. This is yet another example of F1 at the cutting edge of road-relevant technological advancement.

And finally, the Las Vegas Grand Prix ("LVGP") this November is creating huge interest—not just on The Strip, but throughout the sporting community. Since launching the LVGP social pages in September 2022, they have amassed nearly 240,000 followers across five channels and delivered over 212 million impressions as of the date of this letter. In 2023 alone, the social accounts have garnered 42 million impressions with over 25 million views across all video content. The Clark County Commission recently passed a resolution providing certainty that the race weekend will be available on the calendar through 2032. We estimate that the combined economic impact of the race to Las Vegas will be over $1.2 billion in year one. In 2022, we purchased 39 acres of land right off The Strip to house our Paddock building. Establishing a permanent structure made both economic and strategic sense. While we expect the race to generate attractive standalone economics, our investment in land and facilities provides further opportunity to leverage the new building as a North American home for F1. These future year-round activations are under development, and we hope to have more to share in the coming months.

Liberty Live Group

The tracker will primarily consist of our stake in Live Nation and associated liabilities, including our LYV exchangeable bonds and undrawn margin loan, along with various minority investments. It will be capitalized with a modest amount of cash for corporate overhead and interest expense. The mandate of this tracking stock will evolve. Over time, we may look at synergistic assets that could be natural extensions of Live Nation's business.

Live Nation is seeing surging global demand for live entertainment. While 2022 was a record year, all leading indicators point to yet another record in 2023. Markets outside of the US are still under-monetized and present growth opportunities by extending the Live Nation brand and technology. On the regulatory front, Live Nation launched its FAIR Ticketing Initiative and gathered the support of 20 of the most powerful companies in live music—including all the major agencies, artist managers, labels and more. Greater transparency on the entire ticketing ecosystem will benefit the industry as a whole.

LETTER TO SHAREHOLDERS

LOOKING AHEAD

The split-off of Atlanta Braves Holdings and the recapitalization of our tracking stocks is expected to be completed in the next few months. With relatively focused mandates, increasing our equity value will involve different actions at each of our tracking stocks.

Our most substantial cash position is at Formula One Group. While we look at many new opportunities, we ultimately pursue few. The past several years have been buoyed by cheap money, driving lofty valuations and questionable returns. We are starting to see some fallout, but expect there is more to come. Buyers often arrive at the table before sellers are willing to sell, or perhaps before sellers realize they ought to. We are constantly canvassing the market for attractive investment opportunities.

We look forward to seeing many of you at this year's Investor Day on November 9th. Whether in person in New York or online, we hope you will join us.

We appreciate your ongoing support.

Very truly yours,





Gregory B. Maffei
President & Chief Executive Officer

John C. Malone
Chairman of the Board

STOCK PERFORMANCE

On April 15, 2016 Liberty Media former Series A, Series B and Series C common stock was recapitalized into common stock of three tracking stock groups: the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK), the Formula One Group (Nasdaq: FWONA, FWONK) (formerly known as the Liberty Media Group (Nasdaq: LMCA, LMCK)) and the Braves Group (Nasdaq: BATRA, BATRK). The three stock charts below reflect the trading performance of each of the Liberty SiriusXM Group, the Formula One Group and the Braves Group tracking stocks from December 31, 2017 through December 31, 2022.

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A, Series B and Series C Liberty SiriusXM common stock (Nasdaq: LSXMA, LSXMB, LSXMK), including the impact of the 2020 Liberty SiriusXM Group rights offering, from December 31, 2017 through December 31, 2022 to the S&P 500 Index and the S&P 500 Media Index.



	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
SERIES A LIBERTY SIRIUSXM	$100.00	$92.79	$121.89	$113.17	$134.22	$102.35
SERIES B LIBERTY SIRIUSXM	$100.00	$82.09	$109.35	$101.09	$120.39	$90.59
SERIES C LIBERTY SIRIUSXM	$100.00	$93.24	$121.38	$113.98	$134.22	$101.90
S&P 500 INDEX	$100.00	$93.76	$120.84	$140.49	$178.27	$143.61
S&P 500 MEDIA INDEX	$100.00	$89.12	$119.08	$156.20	$197.87	$110.68

Note: Trading data for all Series B shares is limited as they are thinly traded.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Formula One common stock (Nasdaq: FWONA, FWONK) (formerly known as the Liberty Media common stock (Nasdaq: LMCA, LMCK) from December 31, 2017 through December 31, 2022 to the S&P 500 Index and the S&P 500 Media Index.



Liberty Formula One Common Stock vs. S&P 500 and S&P 500 Media Indices
12/31/17 to 12/31/22

	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
SERIES A LIBERTY FORMULA ONE	$100.00	$90.83	$133.80	$116.11	$181.36	$163.29
SERIES C LIBERTY FORMULA ONE	$100.00	$89.87	$134.56	$124.71	$185.13	$175.00
S&P 500 INDEX	$100.00	$93.76	$120.84	$140.49	$178.27	$143.61
S&P 500 MEDIA INDEX	$100.00	$89.12	$119.08	$156.20	$197.87	$110.68

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Liberty Braves common stock (Nasdaq: BATRA, BATRK) from December 31, 2017 through December 31, 2022 to the S&P 500 Index and the S&P 500 Media Index.



	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
SERIES A LIBERTY BRAVES	$100.00	$113.11	$134.47	$112.79	$130.39	$148.16
SERIES C LIBERTY BRAVES	$100.00	$112.02	$132.94	$111.97	$126.46	$145.05
S&P 500 INDEX	$100.00	$ 93.76	$120.84	$140.49	$178.27	$143.61
S&P 500 MEDIA INDEX	$100.00	$ 89.12	$119.08	$156.20	$197.87	$110.68

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2023) Libertymedia.com/about/asset-list

Liberty Media Corporation owns interests in a broad range of media, communications and entertainment businesses. Those interests are attributed to three tracking stock groups: the Braves Group, Formula One Group and Liberty SiriusXM Group.

The following tables set forth some of Liberty Media Corporation's assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the tables are approximate and, where applicable, assume conversion to common stock by Liberty Media Corporation and, to the extent known by Liberty Media Corporation, other holders. In some cases, Liberty Media Corporation's interest may be subject to buy/sell procedures, repurchase rights or dilution.

BRAVES GROUP			
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT[1] (in millions)	ATTRIBUTED OWNERSHIP[2]
Braves Holdings, LLC	Owner of the Atlanta Braves, a Major League Baseball club, and associated real estate projects.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2023 unless otherwise noted.

FORMULA ONE GROUP			
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT[1] (in millions)	ATTRIBUTED OWNERSHIP[2]
Associated Partners, L.P.	Investment and operating partnership that targets long-term, risk-balanced and tax-efficient returns.	N/A	33%
Braves Group (Intergroup Interest)	Consists of Liberty Media Corporation's wholly-owned subsidiary Braves Holdings, LLC, which owns the Atlanta Braves, a Major League Baseball club, and associated real estate projects.	6.8	11%[3]
Clear Secure, Inc. (NYSE: YOU)	Transforming eyes and face into a touchless ID, allowing quick and secure confirmation of identity—unlocking frictionless experiences across the physical and digital world.	0.8[4]	<1%
Drone Racing League, Inc.	DRL is the premier drone racing league. A sports and media company, DRL combines world-class pilots, iconic locations, and proprietary technology to create engaging drone racing content with mass appeal.	N/A	3%
Formula 1	Formula 1, which began in 1950, is an iconic global motorsports business.	N/A	100%
Green energy investments	Investments in various clean energy operations.	N/A	Various[5]
Griffin Gaming Fund	Gaming focused venture capital fund.	N/A	3%
INRIX, Inc.	Provider of traffic data and analytics to auto OEM's, governments, businesses and consumers.	N/A	4%
Kroenke Arena Company, LLC	Owner of Ball Arena, a sports and entertainment facility in Denver, Colorado.	N/A	7%
Liberty Technology Venture Capital, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
Meyer Shank Racing	An American racing team, currently competing in the NTT IndyCar Series and WeatherTech SportsCar Championship.	N/A	30%

INVESTMENT SUMMARY

FORMULA ONE GROUP			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT**[1] **(in millions)**	**ATTRIBUTED OWNERSHIP**[2]
Overtime Sports, Inc.	A sports media company geared toward next generation sports fans and athletes. Overtime distributes original content and runs Overtime Elite, a professional basketball league for 16-19 year olds.	N/A	5%
Tastemade, Inc.	Tastemade brings the world's leading tastemakers in food together to create high-quality shows in the food and lifestyle category for digital platforms.	N/A	6%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2023 unless otherwise noted.

3) Represents an inter-group interest in the Braves Group, which is not represented by outstanding shares.

4) Ownership includes both Clear Secure, Inc. Class A common stock and warrants.

5) Includes assets with non-controlling ownership.

LIBERTY SIRIUSXM GROUP			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT**[1] **(in millions)**	**ATTRIBUTED OWNERSHIP**[2]
Braves Group (Intergroup Interest)	Consists of Liberty Media Corporation's wholly-owned subsidiary Braves Holdings, LLC, which owns the Atlanta Braves, a Major League Baseball club, and associated real estate projects.	1.8	3%[3]
Formula One Group (Intergroup Interest)	Consists of Liberty Media Corporation's wholly-owned subsidiary Formula 1 and various other investments.	4.2	2%[4]
Live Nation Entertainment, Inc. (NYSE: LYV)	Largest live entertainment company in the world, consisting of three segments: concerts, sponsorship and advertising and ticketing.	69.6	31%
Sirius XM Holdings Inc. (NASDAQ: SIRI)	A satellite radio company delivering commercial-free music plus sports, entertainment, comedy, talk, news, traffic and weather.	3,205.8	82.4%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Represents undiluted ownership interest unless otherwise noted. All ownership percentages are based on publicly available information as of January 31, 2023 unless otherwise noted.

3) Represents an inter-group interest in the Braves Group, which is not represented by outstanding shares.

4) Represents an inter-group interest in the Formula One Group, which is not represented by outstanding shares.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Liberty Media Corporation ("Liberty," the "Company," "we," "us," and "our") has three classes of stock. Series A, Series B and Series C Liberty SiriusXM common stock trade under the symbols LSXMA/B/K, respectively; Series A, Series B and Series C Liberty Braves common stock trade or are quoted under the symbols BATRA/B/K, respectively; and Series A, Series B and Series C Liberty Formula One common stock trade or are quoted under the symbols FWONA/B/K, respectively. Each series (Series A, Series B and Series C) of the Liberty SiriusXM common stock trades on the Nasdaq Global Select Market. Series A and Series C Liberty Braves common stock and Series A and Series C Liberty Formula One common stock trade on the Nasdaq Global Select Market, and Series B Liberty Braves common stock and Series B Liberty Formula One common stock are quoted on the OTC Markets. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following tables set forth the range of high and low sales prices of our Series B Liberty SiriusXM common stock, Series B Liberty Braves common stock and Series B Liberty Formula One common stock for the years ended December 31, 2022 and 2021. Although our Series B Liberty SiriusXM common stock is traded on the Nasdaq Global Select Market, an established public trading market does not exist for the stock, as it is not actively traded. Additionally, there is no established public trading market for our Series B Liberty Braves common stock and our Series B Liberty Formula One common stock, which are quoted on OTC Markets. The over-the-counter market quotations for our series B Liberty Braves common stock and our Series B Liberty Formula One common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Liberty SiriusXM Group Series B (LSXMB)	
	High	Low
2021		
First quarter	$ 47.42	42.06
Second quarter	$ 51.70	43.68
Third quarter	$ 52.10	45.70
Fourth quarter	$ 58.13	48.08
2022		
First quarter	$ 53.04	44.92
Second quarter	$ 47.14	40.00
Third quarter	$ 46.75	36.50
Fourth quarter	$ 47.43	39.03

| | Braves Group Series B (BATRB) | |
	High	Low
2021		
First quarter	$ 31.00	26.25
Second quarter	$ 34.00	31.00
Third quarter	$ 29.00	26.00
Fourth quarter	$ 45.00	27.00
2022		
First quarter	$ 28.61	26.05
Second quarter	$ 27.50	26.80
Third quarter	$ 30.01	25.40
Fourth quarter	$ 35.00	29.75

| | Formula One Group Series B (FWONB) | |
	High	Low
2021		
First quarter	$ 43.10	43.02
Second quarter	$ 43.93	38.75
Third quarter	$ 52.00	42.40
Fourth quarter	$ 56.70	49.33
2022		
First quarter	$ 54.75	54.75
Second quarter	$ 70.26	56.65
Third quarter	$ 63.00	53.59
Fourth quarter	$ 48.75	47.78

Holders

The number of record holders as of January 31, 2023 were as follows:

	Series A	Series B	Series C
Liberty SiriusXM common stock	958	53	1,010
Liberty Braves common stock	2,955	31	761
Liberty Formula One common stock	660	50	854

The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

In August 2015, our board of directors authorized $1 billion of Liberty Media Corporation common stock repurchases, which could be used to repurchase any of the Series A and Series C of each of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock. In November 2019, our board of directors authorized an additional $1 billion of Series A and Series C shares of each of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock repurchases.

There were no repurchases of Series A Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock and no repurchases of Series C Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock during the three months ended December 31, 2022. As of December 31, 2022, approximately $1.1 billion was available for future share repurchases under our share repurchase program.

During the three months ended December 31, 2022, 26 shares of Series A and 52 shares of Series C Liberty Formula One common stock, 104 shares of Series A and 207 shares of Series C Liberty SiriusXM common stock, and 11 shares of Series A and 21 shares of Series C Liberty Braves common stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock and restricted stock units.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. See note 3 in the accompanying consolidated financial statements for an overview of accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

<u>Overview</u>

We own controlling and non-controlling interests in a broad range of media and entertainment companies. Our most significant operating subsidiary, which is a reportable segment, is Sirius XM Holdings Inc. ("Sirius XM Holdings"). Sirius XM Holdings operates two complementary audio entertainment businesses, Sirius XM and Pandora and Off-platform. Sirius XM features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the United States ("U.S.") on a subscription fee basis. Sirius XM's packages include live, curated and certain exclusive and on demand programming. Sirius XM is distributed through its two proprietary satellite radio systems and streamed via the SXM App for mobile devices, home devices and other consumer electronic equipment. Sirius XM also provides connected vehicle services and a suite of in-vehicle data services. The Pandora and Off-platform business operates a music, comedy and podcast streaming platform. Pandora is available as an ad-supported radio service, a radio subscription service, called Pandora Plus, and an on-demand subscription service, called Pandora Premium.

Formula 1 is a wholly-owned consolidated subsidiary and is also a reportable segment. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits with a varying number of events ("Events") taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the World Championship as well as various aspects of its management and administration.

Our "Corporate and Other" category includes a consolidated subsidiary, Braves Holdings, LLC ("Braves Holdings"), an investment in Live Nation Entertainment, Inc. ("Live Nation") and corporate expenses. We also maintain minority positions in other public companies.

As discussed in note 2 of the accompanying consolidated financial statements, on April 15, 2016, Liberty completed the Recapitalization, which created three new tracking stock groups. A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Liberty Braves Group (the "Braves Group") and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings or Live Nation, in which Liberty holds an interest that is attributed to a Liberty tracking stock group, such as the Liberty SiriusXM Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As part of the Recapitalization, the Formula One Group initially held a 20% intergroup interest in the Braves Group. As a result of a rights offering in May 2016 to holders of Liberty Braves common stock to acquire shares of Series C Liberty Braves common stock, the number of notional shares representing the intergroup interest held by the Formula One Group was adjusted to 9,084,940, representing a 15.1% intergroup interest in the Braves Group at December 31, 2019. In addition, during the fourth quarter of 2019, the Formula One Group began purchasing shares of Liberty SiriusXM common stock. As of December 31, 2019, the number of notional shares representing the intergroup interest held by the Formula One Group was 493,278, representing a 0.2% intergroup interest in the Liberty SiriusXM Group.

On April 22, 2020, the Company's board of directors (the "Board of Directors") approved the immediate reattribution of certain assets and liabilities between the Formula One Group and the Liberty SiriusXM Group (collectively, the "reattribution").

The assets reattributed from the Formula One Group to the Liberty SiriusXM Group, valued at $2.8 billion, consisted of:

- Liberty's entire Live Nation stake, consisting of approximately 69.6 million shares of Live Nation common stock;
- a newly-created Formula One Group intergroup interest, consisting of approximately 5.3 million notional shares of Liberty Formula One common stock, to cover exposure under Liberty's 1.375% cash convertible senior notes due 2023 (the "Convertible Notes");
- the bond hedge and warrants associated with the Convertible Notes;
- the entire Liberty SiriusXM Group intergroup interest, consisting of approximately 1.9 million notional shares of Liberty SiriusXM common stock, thereby eliminating the Liberty SiriusXM Group intergroup interest; and
- a portion, consisting of approximately 2.3 million notional shares of Liberty Braves common stock, of the Formula One Group's intergroup interest in the Braves Group, to cover exposure under the Convertible Notes.

The reattributed liabilities, valued at $1.3 billion, consisted of:

- the Convertible Notes;
- Liberty's 2.25% exchangeable senior debentures due 2048; and
- Liberty's margin loan secured by shares of Live Nation ("Live Nation Margin Loan").

Similarly, $1.5 billion of net asset value was reattributed from the Liberty SiriusXM Group to the Formula One Group, comprised of:

- a call spread between the Formula One Group and the Liberty SiriusXM Group with respect to 34.8 million of the Live Nation shares that were reattributed to the Liberty SiriusXM Group; and
- a net cash payment of $1.4 billion from the Liberty SiriusXM Group to the Formula One Group, which was funded by a combination of (x) cash on hand, (y) an additional $400 million drawn from the Company's existing margin loan secured by shares of common stock of Sirius XM Holdings, and (z) the creation of an intergroup loan obligation from the Liberty SiriusXM Group to the Formula One Group in the principal amount of $750 million, plus interest thereon, which was repaid with the proceeds from the LSXMK rights offering described below (the "Intergroup Loan").

The reattribution is reflected in the Company's financial statements on a prospective basis.

The term "Liberty SiriusXM Group" does not represent a separate legal entity, rather it represents those businesses, assets and liabilities that have been attributed to that group. As of December 31, 2022, the Liberty SiriusXM Group is primarily comprised of Liberty's interests in Sirius XM Holdings and Live Nation, corporate cash, Liberty's 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty's 2.125% Exchangeable Senior Debentures due 2048, Liberty's 2.75% Exchangeable Senior Debentures due 2049, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by wholly-owned special purpose subsidiaries of Liberty. As of December 31, 2022, the Liberty SiriusXM Group has cash and cash equivalents of approximately $362 million, which includes $57 million of subsidiary cash. Additionally, the Liberty SiriusXM Group holds intergroup interests in the Formula One Group and Braves Group of approximately 1.7% and 2.9%, respectively, valued at $223 million and $59 million, respectively, as of December 31, 2022.

The term "Braves Group" does not represent a separate legal entity, rather it represents those businesses, assets and liabilities that have been attributed to that group. As of December 31, 2022, the Braves Group is primarily comprised of Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC" or the "Braves"), certain assets and liabilities associated with the Braves' stadium ("Truist Park" or the "Stadium") and a mixed-use development around Truist Park that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development") and corporate cash. As of December 31, 2022, the Braves Group has cash and cash equivalents of approximately $151 million, which includes $81 million of subsidiary cash. Additionally, the Formula One Group and the Liberty SiriusXM Group retain intergroup interests in the Braves Group.

The term "Formula One Group" does not represent a separate legal entity, rather it represents those businesses, assets and liabilities that have been attributed to that group. As of December 31, 2022, the Formula One Group is primarily comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including Liberty's interest in Formula 1, cash, Liberty's 1% Cash Convertible Notes due 2023 and Liberty's 2.25% Convertible Senior Notes due 2027. The Formula One Group also has an intergroup interest in the Braves Group of approximately 11.0%, valued at $219 million as of December 31, 2022. As of December 31, 2022, the Formula One Group had cash and cash equivalents of approximately $1,733 million, which includes $752 million of subsidiary cash.

On April 22, 2020, the Board of Directors authorized management of the Company to cause subscription rights (the "Series C Liberty SiriusXM Rights") to purchase shares of Series C Liberty SiriusXM common stock, par value $0.01 per share ("LSXMK"), in a rights offering (the "LSXMK rights offering") to be distributed to holders of Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and LSXMK. In the LSXMK rights offering, Liberty distributed 0.0939 of a Series C Liberty SiriusXM Right for each share of Series A, Series B or Series C Liberty SiriusXM common stock held as of 5:00 p.m., New York City time, on May 13, 2020. Fractional Series C Liberty SiriusXM Rights were rounded up to the nearest whole right. Each whole Series C Liberty SiriusXM Right entitled the holder to purchase, pursuant to the basic subscription privilege, one share of LSXMK at a subscription price of $25.47, which was equal to an approximate 20% discount to the volume weighted average trading price of LSXMK for the 3-day trading period ending on and including May 8, 2020. Each Series C Liberty SiriusXM Right also entitled the holder to subscribe for additional shares of LSXMK that were unsubscribed for in the LSXMK rights offering pursuant to an oversubscription privilege. The LSXMK rights offering commenced on May 18, 2020, which was also the ex-dividend date for the distribution of the Series C Liberty SiriusXM Rights. The LSXMK rights offering expired at 5:00 p.m. New York City time, on June 5, 2020 and was fully subscribed with 29,594,089 shares of LSXMK issued to those rightsholders exercising basic and, if applicable, oversubscription privileges. The proceeds from the LSXMK rights offering, which aggregated approximately $754 million, were used to repay the outstanding balance on the Intergroup Loan and accrued interest.

During November 2022, the Board of Directors authorized management of the Company to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the "Split-Off"). Atlanta Braves Holdings, Inc. will be comprised of the businesses, assets and liabilities attributed to the Braves Group. The intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group remaining immediately prior to the Split-Off, however, will be settled and extinguished in connection with the Split-Off.

Following the Split-Off, the Company intends to reclassify its then-outstanding shares of common stock into three new tracking stocks to be designated Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification").

The Split-Off and the Reclassification will be subject to various conditions. Both transactions will be conditioned on, among other things, certain requisite approvals of the holders of the Company's common stock and the receipt of opinions of tax counsel. In addition, the Split-Off will be conditioned on the requisite approval of Major League Baseball and the receipt of an IRS ruling. Further, the Reclassification is dependent and conditioned on the approval and completion of the Split-Off, and will not be implemented unless the Split-Off is completed; however, the Split-Off is not dependent upon the approval of the Reclassification and may be implemented even if the Reclassification is not approved. Each of the Split-Off and the Reclassification is intended to be tax-free to stockholders of the Company. Subject to the satisfaction of the conditions, the Company expects to complete the Split-Off and the Reclassification in the first half of 2023.

As a result of coronavirus outbreak ("COVID-19"), the start of the 2020 Formula 1 race calendar, comprised of 17 Events, and the Major League Baseball season, comprised of 60 regular season games, were delayed until the beginning of July 2020 and end of July 2020, respectively. In addition, in mid-March 2020, Live Nation suspended all large-scale live entertainment events due to COVID-19. The 2021 regular baseball season was comprised of 161 games, which approximates the number of regular season games held in years prior to the COVID-19 pandemic. Formula 1 originally scheduled 23 Events in 2021, and after a number of Events were cancelled and/or replaced, a record 22 Events took place. Braves Holdings and Formula 1 had limitations on the number of fans in attendance at certain games and Events in 2021, thereby reducing revenue associated with fan attendance. Starting in the third quarter of 2021, Live Nation saw a meaningful restart of its operations, with growth in ticket sales, new sponsor partners and the resumption of shows, primarily in the U.S. and United Kingdom ("U.K."). In 2022, the Braves played a full 162 game schedule and Formula 1 held 22 Events. Although Formula 1, Braves Holdings and Live Nation saw a more complete return to normal business operations, schedules and events in 2022, it is unclear whether and to what extent COVID-19 concerns, or a future pandemic or epidemic, will impact the use of and/or demand for the entertainment, events and services provided by these businesses and demand for sponsorship and advertising assets. If these businesses face cancelled events, closed venues and reduced attendance in the future, the impact may substantially decrease our revenue. Due to the revenue reductions caused by COVID-19 in 2020 and 2021, these businesses have looked to reduce expenses, but should such impacts resume, the businesses may not be able to reduce expenses to the same degree as any decline in revenue, which may adversely affect our results of operations and cash flow.

Strategies and Challenges of Business Units

Sirius XM Holdings. Sirius XM Holdings is focused on several initiatives to increase its revenue. Sirius XM Holdings regularly evaluates its business plans and strategy. Currently, its strategies include:

- the acquisition of unique or compelling programming;

- the development and introduction of new features or services;

- significant new or enhanced distribution arrangements;

- investments in infrastructure, such as satellites, equipment or radio spectrum; and

- acquisitions and investments, including acquisitions and investments that are not directly related to its existing business.

Sirius XM Holdings faces certain key challenges in its attempt to meet these goals, including:

- its ability to convince owners and lessees of new and used vehicles that include satellite radios to purchase subscriptions to its service;

- potential loss of subscribers due to economic conditions and competition from other entertainment providers;

- competition for both listeners and advertisers, including providers of radio and other audio services;

- the operational performance of its satellites;

- the effectiveness of integration of acquired businesses and assets into its operations;

- the performance of its manufacturers, programming providers, vendors, and retailers; and

- unfavorable changes in legislation.

Formula 1. Formula 1's goal is to further broaden and increase the global scale and appeal of the FIA Formula One World Championship (the "World Championship") in order to improve the overall value of Formula 1 as a sport and its financial performance. Key factors of this strategy include:

- continuing to seek and identify opportunities to expand and develop the Event calendar and bring Events to attractive and/or strategically important new markets outside of Europe, which typically have higher race promotion fees, while continuing to build on the foundation of the sport in Europe;

- developing sponsorship revenue, including increasing sales of Event-based packages and under the Global Partner program, and exploring opportunities in underexploited product categories;

- capturing opportunities created by media's evolution, including the growth of social media and the development of Formula 1's digital media assets;

- building up the entertainment experience for fans and engaging with new fans on a global basis to further drive race attendance and television viewership; and

- improving the on-track competitive balance of the World Championship and the long term financial stability of the participating Teams; and

- improving the environmental sustainability of Formula One and its related activities, targeting a net zero carbon footprint by 2030, 100% sustainable fuel by 2026 and sustainable race events by 2025, and building on Formula 1's initiatives to fight inequality and improve the diversity and opportunity in Formula 1 at all levels.

Results of Operations—Consolidated

General.   Provided in the tables below is information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our consolidated reportable segments. The "corporate and other" category consists of those assets or businesses which do not qualify as a separate reportable segment. For a more detailed discussion and analysis of the financial results of our principal reportable segment, see "Results of Operations—Businesses" below.

Consolidated Operating Results

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Revenue			
Liberty SiriusXM Group			
Sirius XM Holdings	$ 9,003	8,696	8,040
Total Liberty SiriusXM Group	9,003	8,696	8,040
Braves Group			
Corporate and other	588	568	178
Total Braves Group	588	568	178
Formula One Group			
Formula 1	2,573	2,136	1,145
Total Formula One Group	2,573	2,136	1,145
Consolidated Liberty	$ 12,164	11,400	9,363
Operating Income (Loss)			
Liberty SiriusXM Group			
Sirius XM Holdings	$ 1,958	1,945	790
Corporate and other	(39)	(28)	(41)
Total Liberty SiriusXM Group	1,919	1,917	749
Braves Group			
Corporate and other	(28)	20	(128)
Total Braves Group	(28)	20	(128)
Formula One Group			
Formula 1	239	92	(386)
Corporate and other	(66)	(52)	(58)
Total Formula One Group	173	40	(444)
Consolidated Liberty	$ 2,064	1,977	177
Adjusted OIBDA			
Liberty SiriusXM Group			
Sirius XM Holdings	$ 2,833	2,770	2,575
Corporate and other	(26)	(15)	(31)
Total Liberty SiriusXM Group	2,807	2,755	2,544
Braves Group			
Corporate and other	61	104	(53)
Total Braves Group	61	104	(53)
Formula One Group			
Formula 1	593	495	56
Corporate and other	(42)	(29)	(38)
Total Formula One Group	551	466	18
Consolidated Liberty	$ 3,419	3,325	2,509

Revenue.   Our consolidated revenue increased $764 million and $2,037 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The 2022 increase was driven by increases at Formula 1, Sirius XM Holdings and Braves Holdings of $437 million, $307 million and $20 million, respectively. The 2021 increase was driven by increases at Formula 1, Sirius XM Holdings and Braves Holdings of $991 million, $656 million and $390 million, respectively. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings, Formula 1 and Braves Holdings.

Operating income.   Our consolidated operating income increased $87 million and $1,800 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The 2022 increase was driven by $147 million and $13 million increases in Formula 1 and Sirius XM Holdings operating results, respectively, partially offset by a $46 million decrease in Braves Holdings operating results. The 2021 increase was driven by $1,155 million, $478 million and $152 million increases in Sirius XM Holdings, Formula 1 and Braves Holdings operating results, respectively. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings, Formula 1 and Braves Holdings.

Stock-based compensation.   Stock-based compensation includes compensation related to (1) options and stock appreciation rights for shares of our common stock that are granted to certain of our officers and employees, (2) phantom stock appreciation rights granted to officers and employees of certain of our subsidiaries pursuant to private equity plans and (3) amortization of restricted stock grants.

We recorded $237 million, $256 million and $261 million of stock compensation expense for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in stock compensation expense in 2022 as compared to 2021 is primarily due to decreases of $14 million and $5 million at Formula 1 and Sirius XM Holdings, respectively. The decrease in stock compensation expense in 2021 as compared to 2020 is primarily due to a decrease of $21 million at Sirius XM Holdings, partially offset by increases of $6 million and $4 million at Braves Holdings and Formula 1, respectively.

As of December 31, 2022, the total unrecognized compensation cost related to unvested Sirius XM Holdings stock options and restricted stock units was $472 million. The Sirius XM Holdings unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.5 years.

As of December 31, 2022, the total unrecognized compensation cost related to unvested Liberty equity awards was approximately $31 million. Such amount will be recognized in our consolidated statements of operations over a weighted average period of approximately 1.4 years.

See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings, Formula 1 and Braves Holdings.

Adjusted OIBDA.   To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Operating income (loss)...	$ 2,064	1,977	177
Depreciation and amortization	1,044	1,072	1,083
Stock-based compensation	237	256	261
Litigation settlements and reserves.............................	—	—	(16)
Impairment, restructuring and acquisition costs, net of recoveries ...	74	20	1,004
Adjusted OIBDA	$ 3,419	3,325	2,509

Consolidated Adjusted OIBDA increased $94 million and $816 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increase in 2022 as compared to the prior year was primarily due to increases of $98 million and $63 million in Formula 1 and Sirius XM Holdings Adjusted OIBDA, respectively, partially offset by a $40 million decrease in Braves Holdings Adjusted OIBDA. The increase in 2021 as compared to the prior year was primarily due to increases of $439 million, $195 million and $160 million in Formula 1, Sirius XM Holdings and Braves Holdings Adjusted OIBDA, respectively. See "Results of Operations—Businesses" below for a more complete discussion of the results of operations of Sirius XM Holdings, Formula 1 and Braves Holdings.

Other Income and Expense

Components of Other Income (Expense) are presented in the table below.

| | Years ended December 31, | | |
	2022	2021	2020
	amounts in millions		
Interest expense			
Liberty SiriusXM Group	$ (511)	(495)	(462)
Braves Group	(29)	(24)	(26)
Formula One Group	(149)	(123)	(146)
Consolidated Liberty	$ (689)	(642)	(634)
Share of earnings (losses) of affiliates			
Liberty SiriusXM Group	$ 67	(253)	(484)
Braves Group	32	30	6
Formula One Group	—	23	(108)
Consolidated Liberty	$ 99	(200)	(586)
Realized and unrealized gains (losses) on financial instruments, net			
Liberty SiriusXM Group	$ 471	(433)	(521)
Braves Group	13	3	(10)
Formula One Group	115	(21)	129
Consolidated Liberty	$ 599	(451)	(402)
Gains (losses) on dilution of investment in affiliate			
Liberty SiriusXM Group	$ 10	152	4
Braves Group	—	—	—
Formula One Group	—	—	—
Consolidated Liberty	$ 10	152	4
Other, net			
Liberty SiriusXM Group	$ 32	(60)	(17)
Braves Group	20	(1)	—
Formula One Group	58	14	23
Consolidated Liberty	$ 110	(47)	6
	$ 129	(1,188)	(1,612)

Interest expense. Consolidated interest expense increased $47 million and $8 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. During the year ended December 31, 2022, interest expense for the Liberty Sirius XM Group increased as compared to the corresponding prior year primarily due to an increase in interest rates on the margin loan secured by shares of Sirius XM Holdings common stock and interest expense for the Formula One Group increased as compared to the corresponding prior year primarily due to an increase in interest rates on Formula 1's Senior Loan Facility. During the year ended December 31, 2021, interest expense for the Liberty SiriusXM Group increased as compared to the corresponding prior year due to an increase in the average amount of corporate and subsidiary debt outstanding. Interest expense for the Formula One Group decreased during the year ended December 21, 2021 as compared to the corresponding prior year due to a decrease in the average amount of corporate and subsidiary debt outstanding. As previously disclosed, certain debt was reattributed from the Formula One Group to the Liberty SiriusXM Group effective April 22, 2020. The interest related to such debt is reflected in interest expense for the Formula One Group prior to the reattribution and in interest expense for the Liberty SiriusXM Group following the reattribution.

Share of earnings (losses) of affiliates. The following table presents our share of earnings (losses) of affiliates:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Liberty SiriusXM Group			
Live Nation	$ 72	(235)	(465)
Sirius XM Canada	—	4	5
Other	(5)	(22)	(24)
Total Liberty SiriusXM Group	67	(253)	(484)
Braves Group			
Other	32	30	6
Total Braves Group	32	30	6
Formula One Group			
Live Nation	NA	NA	(112)
Other	—	23	4
Total Formula One Group	—	23	(108)
	$ 99	(200)	(586)

Liberty's interest in Live Nation was reattributed from the Formula One Group to the Liberty SiriusXM Group effective April 22, 2020. Due to the impact of COVID-19, Live Nation recorded significant losses during the years ended December 31, 2021 and 2020.

Realized and unrealized gains (losses) on financial instruments. Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Debt and equity securities	$ (7)	204	(74)
Debt measured at fair value	717	(886)	(114)
Change in fair value of bond hedges	(236)	193	(127)
Other	125	38	(87)
	$ 599	(451)	(402)

The changes in unrealized gains (losses) on debt and equity securities (as defined in note 3 of our accompanying consolidated financial statements) are due to market factors primarily driven by changes in the fair value of the stock underlying these financial instruments.

Changes in unrealized gains (losses) on debt measured at fair value are due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable.

Liberty issued $1 billion of cash convertible notes and entered into a bond hedge transaction on the same amount of underlying shares in October 2013. These derivatives are marked to fair value on a recurring basis. The primary driver of the change in the fair value of bond hedges is the change in the fair value of the underlying stock.

Other unrealized gains (losses) are primarily driven by changes in the fair value of Formula 1's interest rate swaps.

Gains (losses) on dilution of investment in affiliate. The gains on dilution of investments in affiliates during the year ended December 31, 2021, was driven by a common stock offering of approximately 5.2 million shares by Live Nation during September 2021.

Other, net.   Other, net income increased during 2022, as compared to the corresponding prior year period, primarily due to gains on extinguishment of debt related to Liberty SiriusXM Group corporate debt and Formula One Group corporate debt. The increase for 2022 was also driven by an increase in interest income and gains on the sale of three minor league teams at Braves Holdings. The increase in other, net expense in 2021, as compared to the corresponding prior year period, was primarily driven by an increase in losses on extinguishment of debt related to Sirius XM Holdings.

Income taxes.   The Company had income tax expense of $164 million, income tax expense of $45 million and income tax benefit of $44 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our effective tax rate for the years ended December 31, 2022, 2021 and 2020 was 7%, 6% and 3%, respectively. Our effective tax rate for all three years was impacted for the following reasons:

- During 2022, our effective tax rate was lower than the 21% U.S. federal tax rate due to a decrease in our valuation allowance, partially offset by the effect of state income taxes.

- During 2021, our effective tax rate was lower than the 21% U.S. federal tax rate due to federal income tax credits, the settlement of state income tax audits at Sirius XM Holdings and a change in the Company's foreign effective tax rate, partially offset by an increase in the Company's valuation allowance, the effect of state income taxes and certain losses that are not deductible for income tax purposes.

- During 2020, our effective tax rate was lower than the 21% U.S. federal tax rate due to additional tax expense related to an impairment loss on goodwill that is not deductible for tax purposes and an increase in the Company's valuation allowance, partially offset by tax benefits related to changes in the Company's foreign effective tax rate and federal tax credits.

On February 1, 2021, the Company entered into a tax sharing agreement with Sirius XM Holdings governing the allocation of consolidated U.S. income tax liabilities and setting forth agreements with respect to other tax matters when one corporation owns stock representing at least 80% of the voting power and value of the outstanding capital stock of the other corporation. On November 1, 2021, Liberty entered into an exchange agreement with certain counterparties to acquire an aggregate of 43,658,800 shares of Sirius XM Holdings common stock in exchange for the issuance by Liberty to the counterparties of an aggregate of 5,347,320 shares of Series A Liberty SiriusXM common stock. Following the closing of the exchange on November 3, 2021, Liberty and Sirius XM Holdings became members of the same consolidated federal income tax group. The tax sharing agreement with Sirius XM Holdings, dated February 1, 2021, governs the allocation of consolidated and combined tax liabilities and sets forth agreements with respect to other tax matters. The tax sharing agreement and Sirius XM Holdings' inclusion in the Company's consolidated federal income tax group is not expected to have a material adverse effect on the Company. See note 12 to the accompanying consolidated financial statements for additional information regarding the tax sharing agreement.

Net earnings.   We had net earnings of $2,029 million, earnings of $744 million and losses of $1,391 million for the years ended December 31, 2022, 2021 and 2020, respectively. The change in net earnings was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2022, substantially all of our cash and cash equivalents were invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from net asset sales, monetization of our public investment portfolio (including derivatives), debt borrowings and equity issuances, available borrowing capacity under margin loans, and dividend and interest receipts.

Liberty currently does not have a corporate debt rating.

As of December 31, 2022, Liberty's cash and cash equivalents were as follows:

	Cash and Cash Equivalents
	amounts in millions
Liberty SiriusXM Group	
Sirius XM Holdings	$ 57
Corporate and other	305
Total Liberty SiriusXM Group	$ 362
Braves Group	
Corporate and other	$ 151
Total Braves Group	$ 151
Formula One Group	
Formula 1	$ 752
Corporate and other	981
Total Formula One Group	$ 1,733

The Company has a controlling interest in Sirius XM Holdings which has significant cash flows provided by operating activities, although due to Sirius XM Holdings being a separate public company and the significant noncontrolling interest, we do not have ready access to its cash. Cash held by Formula 1 is accessible by Liberty, except when a restricted payment ("RP") test imposed by the first lien term loans and the revolving credit facility at Formula 1 is not met. Pursuant to the RP test, Liberty does not have access to Formula 1's cash when Formula 1's leverage ratio (defined as net debt divided by covenant earnings before interest, tax, depreciation and amortization for the trailing twelve months) exceeds a certain threshold. As of December 31, 2022, Formula 1 has not made any distributions to Liberty. If distributions are made in the future, the RP test, pro forma for such distributions, would have to be met. As of December 31, 2022, Liberty had $875 million available under Liberty's margin loan secured by shares of Sirius XM Holdings and $400 million available under Liberty's margin loan secured by shares of Live Nation. Liberty believes that it currently has appropriate legal structures in place to repatriate foreign cash as tax efficiently as possible and meet the business needs of the Company.

As stated in note 9 to the accompanying consolidated financial statements, the Company, Sirius XM Holdings, Formula 1 and Braves Holdings are in compliance with all debt covenants as of December 31, 2022.

See Quantitative and Qualitative Disclosures about Market Risk for disclosures related to the anticipated effects of the transition away from London Inter-bank Offered Rate ("LIBOR") as a benchmark for establishing the rate of interest on Liberty's margin loans, Sirius XM Holdings' borrowings under its credit facility (except for the incremental term loan, which carries a variable interest rate based on the Secured Overnight Financing Rate ("SOFR") and Braves Holdings' borrowings under its mixed-use credit facilities.

The cash provided (used) by our continuing operations was as follows:

Cash Flow Information	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Liberty SiriusXM Group cash provided (used) by operating activities	$ 1,959	1,894	1,924
Braves Group cash provided (used) by operating activities...............	53	62	(55)
Formula One Group cash provided (used) by operating activities	534	481	(139)
Net cash provided (used) by operating activities	$ 2,546	2,437	1,730
Liberty SiriusXM Group cash provided (used) by investing activities......	$ (493)	(64)	(734)
Braves Group cash provided (used) by investing activities...............	53	(25)	(77)
Formula One Group cash provided (used) by investing activities..........	394	(600)	75
Net cash provided (used) by investing activities	$ (46)	(689)	(736)
Liberty SiriusXM Group cash provided (used) by financing activities	$ (1,702)	(2,232)	(689)
Braves Group cash provided (used) by financing activities...............	(177)	22	105
Formula One Group cash provided (used) by financing activities	(1,269)	512	1,158
Net cash provided (used) by financing activities	$ (3,148)	(1,698)	574

Liberty's primary uses of corporate cash during the year ended December 31, 2022 (excluding cash used by Sirius XM Holdings, Formula 1 and Braves Holdings) were $2.0 billion of debt repayments, $358 million of Series A and Series C Liberty SiriusXM common stock repurchases, $241 million to purchase land adjacent to the Las Vegas Strip in support of the 2023 Las Vegas Grand Prix and $37 million of Series A Liberty Formula One common stock repurchases. These uses were primarily funded by the issuance of $475 million aggregate principal amount of Liberty's 2.25% Convertible Senior Notes due 2027 and $350 million of borrowings under the margin loans secured by shares of Live Nation and Sirius XM Holdings, dividends from Sirius XM Holdings and cash on hand.

Sirius XM Holdings' primary uses of cash during the year ended December 31, 2022 were dividends paid to stockholders, repurchase and retirement of outstanding Sirius XM Holdings common stock, additions to property and equipment and acquisitions. The Sirius XM Holdings uses of cash were funded by borrowings of debt and cash provided by operating activities. During the year ended December 31, 2022, Sirius XM Holdings declared quarterly dividends and a special dividend and paid in cash an aggregate amount of $1,339 million, of which Liberty received $1,090 million.

Braves Holdings' primary use of cash during the year ended December 31, 2022 was debt service, funded primarily by cash on hand, cash from operations and distributions from equity method affiliates.

During the year ended December 31, 2022, Formula 1 had $477 million of net debt repayments, funded primarily by cash on hand and cash from operations.

The projected uses of Liberty's cash (excluding Sirius XM Holdings', Formula 1's and Braves Holdings' uses of cash) are primarily capital expenditures, the investment in new or existing businesses, debt service, including further repayment of the margin loan secured by shares of Sirius XM Holdings and the potential buyback of common stock under the approved share buyback program. Liberty expects to fund its projected uses of cash with cash on hand, borrowing capacity under margin loans and outstanding or new debt instruments, or dividends or distributions from operating subsidiaries. Liberty expects to receive quarterly cash dividends from Sirius XM Holdings, which are non-taxable because Liberty and Sirius XM Holdings are members of the same consolidated federal income tax group. Net payments of income tax liabilities may be required to settle items under discussion with tax authorities.

Sirius XM Holdings' uses of cash are expected to be capital expenditures, including the construction of replacement satellites, working capital requirements, interest payments, repurchases of outstanding Sirius XM Holdings common stock, interest payments, taxes and scheduled maturities of outstanding debt. In addition, Sirius XM Holdings' board of directors expects to declare regular quarterly dividends. On January 25, 2023, Sirius XM Holdings' board of directors declared a quarterly dividend on its common stock in the amount of $0.0242 per share of common stock, payable on February 24, 2023 to stockholders of record at the close of business on February 9, 2023. Liberty expects Sirius XM

Holdings to fund its projected uses of cash with cash on hand, cash provided by operations and borrowings under its existing credit facility.

Formula 1's uses of cash are expected to be capital expenditures, debt service payments and operating expenses. Liberty expects Formula 1 to fund its projected uses of cash with cash on hand and cash provided by operations.

Braves Holdings' uses of cash are expected to be expenditures related to the Mixed-Use Development, debt service payments and operating expenses. Liberty expects Braves Holdings to fund its projected uses of cash with cash on hand, cash provided by operations and through borrowings under construction loans.

We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash.

Off-Balance Sheet Arrangements and Material Cash Requirements

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, excluding uncertain tax positions as it is indeterminable when payments will be made, is summarized below.

| | Payments due by period | | | | |
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
			amounts in millions		
Material Cash Requirements					
Long-term debt (1)	$ 16,617	1,109	1,607	3,367	10,534
Interest payments (2)	4,637	659	1,250	1,163	1,565
Programming and royalty fees (3)	1,873	738	799	225	111
Employment agreements (4)	868	184	247	204	233
Lease obligations	677	86	152	136	303
Other obligations (5)	1,032	384	510	93	45
Total consolidated	$ 25,704	3,160	4,565	5,188	12,791

(1) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheet. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2022, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2022 rates and (iii) assume that our existing debt is repaid at maturity.

(3) Sirius XM Holdings has entered into various programming and content agreements under which Sirius XM Holdings' obligations include fixed payments, advertising commitments and revenue sharing arrangements. In certain arrangements, the future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the table above. In addition, Sirius XM Holdings has entered into certain music royalty arrangements that include fixed payments and certain of its podcast agreements also contain minimum guarantees.

(4) The Braves have entered into long-term employment contracts with certain of their players (current and former), coaches and executives. Amounts due under such contracts as of December 31, 2022 aggregated $868 million. In addition, certain players, coaches and executives may earn incentive compensation under the terms of their employment contracts. The Braves are under no legal obligation to pay Major League player salaries during any period that players do not render services during a labor dispute.

(5) Includes amounts related to Sirius XM Holdings' satellite and transmission, sales and marketing, satellite incentive payments, and other contractual commitments. Sirius XM Holdings satellite and transmission commitments are attributable to agreements for the design and construction of four additional satellites, SXM-9, SXM-10, SXM-11 and SXM-12, and agreements for the launch of two of those satellites. Sirius XM Holdings has also entered into agreements to operate and maintain satellite telemetry, tracking and control facilities and certain components of its terrestrial repeater networks. Sirius XM Holdings sales and marketing commitments primarily relate to payments to sponsors, retailers, automakers, radio manufacturers and other third parties pursuant to marketing, sponsorship and

distribution agreements to promote Sirius XM Holdings' brands. Maxar Technologies (formerly Space Systems/Loral), the manufacturers of certain of Sirius XM Holdings' in-orbit satellites, may be entitled to future in-orbit performance payments upon XM-5 meeting, SIRIUS FM-5, SIRIUS FM-6 and SXM-8 meeting their fifteen-year design life, which Sirius XM Holdings expects to occur. Additionally, Sirius XM Holdings has entered into various agreements with third parties for general operating purposes.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Non-Financial Instrument Valuations. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

As of December 31, 2022, the intangible assets not subject to amortization for each of our consolidated reportable segments were as follows (amounts in millions):

	Goodwill	FCC Licenses	Other	Total
Sirius XM Holdings	$ 15,209	8,600	1,242	25,051
Formula 1	3,956	—	—	3,956
Other	176	—	124	300
Consolidated	$ 19,341	8,600	1,366	29,307

We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

Useful Life of Broadcast/Transmission System. Sirius XM Holdings' satellite system includes the costs of satellite construction, launch vehicles, launch insurance, capitalized interest, spare satellites, terrestrial repeater network and satellite uplink facilities. Sirius XM Holdings monitors its satellites for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable.

Sirius XM Holdings operates two in-orbit Sirius satellites, FM-5 and FM-6, which launched in 2009 and 2013, respectively, and estimates they will operate effectively through the end of their depreciable lives in 2024 and 2028, respectively.

Sirius XM Holdings currently operates four in-orbit XM satellites, XM-3, XM-4, XM-5 and SXM-8. The XM-3 satellite, launched in 2005, and the XM-4 satellite, launched in 2006, are used as in-orbits spares and reached the end of their depreciable lives in 2020 and 2021, respectively. The XM-5 satellite was launched in 2010 and is expected to reach the end of its depreciable life in 2025. SXM-7 was launched into a geostationary orbit in December 2020 and in-orbit testing of SXM-7 began on January 4, 2021. During in-orbit testing of SXM-7, events occurred which caused failures of certain SXM-7 payload units. The evaluation of SXM-7 concluded that the satellite would not function as intended and the asset was fully impaired in 2021. The SXM-8 satellite was successfully launched into a geostationary orbit on June 6, 2021 and was placed into service on September 8, 2021 following the completion of in-orbit testing. The SXM-8 satellite replaced the XM-3 satellite. Sirius XM Holdings has entered into agreements for the design and construction of four additional satellites, SXM-9, SXM-10, SXM-11 and SXM-12. Sirius XM Holdings has also entered into agreements to launch two of these satellites.

Sirius XM Holdings' satellites have been designed to last fifteen-years. Sirius XM Holdings' in-orbit satellites may experience component failures which could adversely affect their useful lives. Sirius XM Holdings monitors the operating condition of its in-orbit satellites and if events or circumstances indicate that the depreciable lives of its in-orbit satellites have changed, the depreciable life will be modified accordingly. If Sirius XM Holdings were to revise its estimates, depreciation expense would change.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—Businesses

Liberty SiriusXM Group

Sirius XM Holdings Sirius XM Holdings operates two complementary audio entertainment business, Sirius XM and Pandora and Off-platform.

Sirius XM features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the U.S. on a subscription fee basis. Sirius XM's packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through its two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and Sirius XM's website. The Sirius XM service is also available through an in-car user interface called "360L," that combines Sirius XM's satellite and streaming services into a single, cohesive in-vehicle entertainment experience.

Sirius XM's primary source of revenue is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM also derives revenue from advertising on select non-music channels, which is sold under the SXM Media brand, direct sales of Sirius XM's satellite radios and accessories, and other ancillary services. As of December 31, 2022, Sirius XM had approximately 34.3 million subscribers.

In addition to Sirius XM's audio entertainment businesses, it provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM also offers a suite of data services that includes graphical weather, fuel prices, sports schedules and scores and movie listings, a traffic information service that includes information as to road closings, traffic flow and incident data to consumers with compatible in-vehicle navigation systems, and real-time weather services in vehicles, boats and planes.

In May 2020, Sirius XM terminated the Automatic Labs Inc. ("Automatic") service, which was part of its connected services business. Automatic operated a service for consumers and auto dealers and offered an install-it-yourself adapter and mobile application, which transformed vehicles into connected vehicles.

Sirius XM also holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. ("Sirius XM Canada"). Sirius XM Canada's subscribers are not included in Sirius XM's subscriber count or subscriber-based operating metrics.

Pandora operates a music and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through computers, tablets, mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists, podcasts and select Sirius XM content as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of December 31, 2022, Pandora had approximately 6.2 million subscribers.

The majority of Pandora's revenue is generated from advertising on its ad-supported radio service which is sold under the SXM Media brand. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers.

Pandora also sells advertising on other audio platforms and in widely distributed podcasts, which it considers to be off-platform services. Pandora has an arrangement with SoundCloud Holdings, LLC ("SoundCloud") to be its exclusive ad sales representative in the U.S. and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. Sirius XM Holdings also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz, Inc. ("AdsWizz"), Pandora provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.

In February 2020, Sirius XM Holdings completed a $75 million investment in SoundCloud. SoundCloud is a next-generation music entertainment company, powered by an ecosystem of artists, listeners, and curators on the pulse of what's new, now and next in music culture. SoundCloud's platform enables its users to upload, promote, share and create audio entertainment.

In October 2020, Sirius XM Holdings acquired the assets of Stitcher from The E.W. Scripps Company and certain of its subsidiaries ("Scripps") for total consideration of $302 million, which included $266 million in cash and $36 million related to contingent consideration. During the year ended December 31, 2021, Sirius XM Holdings recognized a $17 million benefit related to the change in fair value of the 2021 portion of the contingent consideration related to the Stitcher transaction. Refer to note 5 to our consolidated financial statements for more information on these acquisitions.

Results of Operations

We acquired a controlling interest in Sirius XM Holdings on January 18, 2013 and applied purchase accounting and consolidated the results of Sirius XM Holdings from that date. The results presented below include the impacts of acquisition accounting adjustments in all periods presented.

On November 1, 2021, Liberty entered into an exchange agreement with certain counterparties to acquire an aggregate of 43,658,800 shares of Sirius XM Holdings common stock in exchange for the issuance by Liberty to the counterparties of an aggregate of 5,347,320 shares of Series A Liberty SiriusXM common stock. Following the closing of the exchange on November 3, 2021, Liberty and Sirius XM Holdings became members of the same consolidated federal income tax group. The tax sharing agreement with Sirius XM Holdings, dated February 1, 2021, governs the allocation of consolidated and combined tax liabilities and sets forth agreements with respect to other tax matters.

Also on November 1, 2021, Sirius XM Holdings entered into (i) an agreement with Liberty whereby Liberty agreed not to effect any merger with Sirius XM Holdings pursuant to Section 253 of the General Corporation Law of the State of Delaware (or any successor to such statute) without obtaining the prior approval of a special committee of the Sirius XM Holdings board of directors, all of whom are independent of Liberty (the "Special Committee") (or any successor special committee of Sirius XM Holdings' independent and disinterested directors) and (ii) an agreement regarding certain tax matters relating to the exchange. Each of these agreements was negotiated by the Special Committee with Liberty.

As of December 31, 2022, there is an approximate 18% noncontrolling interest in Sirius XM Holdings, and the net earnings of Sirius XM Holdings attributable to such noncontrolling interest is eliminated through the noncontrolling interest line item in the consolidated statement of operations. Sirius XM is a separate publicly traded company and additional information about Sirius XM can be obtained through its website and its public filings, which are not incorporated by reference herein.

Sirius XM Holdings' operating results were as follows:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Sirius XM:			
Subscriber revenue	$ 6,370	6,084	5,857
Advertising revenue	196	188	157
Equipment revenue	189	201	173
Other revenue	150	151	155
Total Sirius XM revenue	6,905	6,624	6,342
Pandora and Off-platform:			
Subscriber revenue	522	530	515
Advertising revenue	1,576	1,542	1,183
Total Pandora and Off-platform revenue	2,098	2,072	1,698
Total revenue	9,003	8,696	8,040
Operating expenses (excluding stock-based compensation included below):			
Sirius XM cost of services	(2,641)	(2,594)	(2,430)
Pandora and Off-platform cost of services (excluding litigation reserve)	(1,443)	(1,329)	(1,121)
Subscriber acquisition costs	(352)	(325)	(362)
Selling, general and administrative expenses (excluding litigation settlement)	(1,488)	(1,449)	(1,332)
Other operating expenses	(246)	(229)	(220)
Adjusted OIBDA	2,833	2,770	2,575
Litigation settlements and reserves	—	—	16
Stock-based compensation	(197)	(202)	(223)
Impairment, restructuring and acquisition costs, net of recoveries	(68)	(20)	(1,004)
Depreciation and amortization	(610)	(603)	(574)
Operating income	$ 1,958	1,945	790

Sirius XM Subscriber revenue includes self-pay and paid promotional subscriptions, U.S. Music Royalty Fees and other ancillary fees. Subscriber revenue increased 5% and 4% for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increases for the years ended December 31, 2022 and 2021 were primarily driven by growth in Sirius XM's average monthly revenue per subscriber of 6% and 5%, respectively, and in Sirius XM's self-pay subscriber base of 1% and 4%, respectively, driving higher self-pay revenue and U.S. Music Royalty Fees, partially offset by lower revenue generated from automakers offering paid promotional subscriptions.

Sirius XM Advertising revenue includes the sale of advertising on Sirius XM's non-music channels. Advertising revenue increased 4% and 20% for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The increases for the years ended December 31, 2022 and 2021 were due to a greater number of spots sold and aired, primarily on sports and news channels.

Sirius XM Equipment revenue includes revenue and royalties for the sale of satellite radios, components and accessories. Equipment revenue decreased 6% and increased 16% for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease for the year ended December 31, 2022 was driven by lower royalties due to supplier cost increases related to semiconductor supply shortages as well as lower radio sales, partially offset by higher chipset production driven by an increase in Original Equipment Manufacturer ("OEM") demand. The increase for the year ended December 31, 2021 was driven by higher royalty revenue from new vehicle production as automakers pushed to get back to pre-COVID-19 manufacturing levels during the first half of 2021 and due to Sirius XM's transition to a new generation of chipsets, partially offset by semiconductor supply shortages in the second half of 2021.

Sirius XM Other revenue includes service and advisory revenue from Sirius XM Canada, connected vehicle services, and ancillary revenue. Other revenue decreased 1% and 3% for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease for the year ended December 31, 2022 was primarily driven by lower revenue from Sirius XM's connected vehicle services, partially offset by higher revenue generated by Sirius XM Canada. The decrease for the year ended December 31, 2021 was primarily driven by lower revenue generated by rental car arrangements.

Pandora and Off-platform subscriber revenue includes fees charged for Pandora Plus, Pandora Premium, Stitcher and Simplecast subscriptions. Pandora and Off-platform subscriber revenue decreased 2% and increased 3% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The decrease for the year ended December 31, 2022 was primarily driven by the decline in Pandora's subscriber base. The increase for the year ended December 31, 2021 was primarily driven by the inclusion of Stitcher during the full year 2021 as well as a 3% increase in average subscribers from 2020.

Pandora and Off-platform advertising revenue is generated primarily from audio, display and video advertising from on-platform and off-platform advertising. Pandora and Off-platform advertising revenue increased 2% and 30% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The increase for the year ended December 31, 2022 was primarily driven by additional revenue generated by the Off-platform and podcast businesses, partially offset by a decline in on-platform revenue. The increase for the year ended December 31, 2021 was primarily driven by strong monetization of on-platform programming to $102.74 per thousand hours, and higher off-platform revenue as well as a full year of Stitcher revenue.

Sirius XM Cost of services includes revenue share and royalties, programming and content costs, customer service and billing expenses and other ancillary costs associated with providing the satellite radio service.

- *Revenue Share and Royalties (excluding litigation settlements)* includes royalties for transmitting content, including streaming royalties, as well as automaker, content provider and advertising revenue share. Revenue share and royalties increased 1% and 3% during 2022 and 2021, respectively, as compared to the prior year periods. The increases were driven by overall greater revenue subject to royalties and revenue share.

- *Programming and Content* includes costs to acquire, create, promote and produce content. Programming and content costs increased 7% and 14% during 2022 and 2021, respectively, as compared to the corresponding prior years. The increases for both years were driven primarily by higher content licensing costs.

- *Customer Service and Billing* includes costs associated with the operation and management of Sirius XM's internal and third party customer service centers and Sirius XM's subscriber management systems as well as billing and collection costs, bad debt expense and transaction fees. Customer service and billing expense was relatively flat and increased 5% during 2022 and 2021, respectively, as compared to the corresponding prior years. During 2022, higher transaction costs and bad debt expense resulting from a higher self-pay subscriber base were offset by lower call center costs. The increase for 2021 was driven by higher transaction costs, consulting and personnel-related costs, partially offset by lower bad debt expense and lower call center expense.

- *Other* includes costs associated with the operation and maintenance of Sirius XM's terrestrial repeater networks; satellites; satellite telemetry, tracking and control systems; satellite uplink facilities; studios; and delivery of Sirius XM's Internet and 360L streaming and connected vehicle services as well as costs from the sale of satellite radios, components and accessories and provisions for inventory allowance attributable to products purchased for resale in Sirius XM's direct to consumer distribution channels. Other costs of subscriber services decreased 4% and increased 25% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior years. The 2022 decrease was primarily driven by lower component and accessories sales and lower wireless costs, partially offset by costs associated with consumers using Sirius XM's 360L platform. The 2021 increase was primarily driven by costs associated with cloud hosting, wireless connectivity for Sirius XM's 360L platform, streaming content and connected vehicle services.

Pandora and Off-platform Cost of services (excluding legal reserve) includes revenue share and royalties, programming and content costs, customer service and billing expenses and other ancillary costs.

- *Revenue share and royalties* include licensing fees paid for streaming music or other content to Pandora's subscribers and listeners as a well as revenue share paid to third party ad servers. Pandora makes payments to third party ad servers for the period the advertising impressions are delivered or click-through actions occur, and accordingly, Pandora records this as a cost of service in the related period. Revenue share and royalties increased 10% and 20% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 increase was primarily due to costs related to the acquisition of rights to sell advertising in certain podcasts. The 2021 increase was primarily due to higher royalty rates associated with owned and operated revenue as well as higher AdsWizz revenue, the inclusion of Stitcher for a full year and the growth in other off-platform revenue.

- *Programming and content* includes costs to produce live listener events and promote content. Programming and content increased 22% and 59% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 increase was primarily attributable to higher personnel-related costs. The 2021 increase was primarily attributable to additional live events in 2021, higher license costs and personnel-related costs driven by the inclusion of Stitcher for a full year.

- *Customer service and billing* includes transaction fees on subscription purchases through mobile app stores and bad debt expense. Customer service and billing decreased 5% and 1% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 decrease was primarily driven by lower transaction fees. The 2021 decrease was primarily driven by lower bad debt expense, partially offset by higher transaction fees.

- *Other* includes costs associated with content streaming, maintaining Pandora's streaming radio and on-demand subscription services and creating and serving advertisements through third party ad servers. Other costs decreased 4% and increased 10% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 decrease was primarily driven by lower personnel-related costs. The 2021 increase was primarily driven by higher streaming costs.

Subscriber acquisition costs are costs associated with Sirius XM's satellite radio and include hardware subsidies paid to radio manufacturers, distributors and automakers, subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; product warranty obligations; and freight. The majority of subscriber acquisition costs are incurred and expensed in advance of acquiring a subscriber. For the years ended December 31, 2022 and 2021, subscriber acquisition costs increased 8% and decreased 10%, respectively, as compared to the corresponding periods in the prior year. The 2022 increase was primarily driven by OEM installations, which grew 10% from 2021. The 2021 decrease was driven by lower subsidies from contract improvements with certain automakers as well as lower costs resulting from the semiconductor supply shortages during 2021, partially offset by slightly higher OEM installations.

Selling, general and administrative (excluding litigation settlement) expense includes costs of marketing, advertising, media and production, including promotional events and sponsorships; cooperative and artist marketing; personnel related costs; facilities costs, finance, legal, human resources and information technology costs. Selling, general and administrative expense increased 3% and 9% for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The 2022 increase was primarily driven by additional investments in advertising and marketing to support Sirius XM Holdings' brands and streaming marketing expenditures and higher legal, data center and consulting costs, partially offset by lower personnel-related costs. The 2021 increase was primarily due to higher brand media, streaming and trial-related direct marketing costs as well as higher personnel-related, consulting and technology costs, partially offset by lower charitable contributions.

Other operating expense includes engineering, design and development costs consisting primarily of compensation and related costs to develop chipsets and new products and services. For the years ended December 31, 2022 and 2021, other operating expense increased 7% and 4%, respectively, as compared to the corresponding periods in the prior year. The 2022 increase was primarily driven by higher cloud hosting costs and higher personnel-related costs. The

2021 increase was primarily driven by higher personnel-related costs, partially offset by lower research and development costs.

Litigation settlements and reserves for the year ended December 31, 2020 relates to the reversal of a pre-Pandora acquisition reserve of $16 million for royalties. This benefit is included in the revenue share and royalties line item in the accompanying consolidated financial statements for the year ended December 31, 2020 and has been excluded from Adjusted OIBDA as it was not part of Sirius XM Holdings' normal operations and does not relate to the on-going performance of the business.

Stock-based compensation decreased 2% and 9% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 decrease is primarily due to a decrease in Sirius XM's stock-based compensation and the 2021 decrease is primarily due to a decrease in Pandora's stock-based compensation.

Impairment, restructuring and acquisition costs, net of recoveries include impairment charges associated with intangible assets, impairment charges, net of insurance recoveries, associated with the SXM-7 satellite, restructuring expenses associated with the abandonment of certain leased office spaces and acquisition costs. During the year ended December 31, 2022, Sirius XM Holdings recorded $43 million of restructuring costs related to the termination of certain software projects, $16 million related to the impairment of vacated office spaces, $5 million related to the impairment of property and equipment located at the impaired office spaces, $6 million related to personnel severance and $2 million of acquisition costs, partially offset by a $4 million gain on the sale of real estate. During the year ended December 31, 2021, Sirius XM Holdings recorded $220 million of insurance recoveries, which offset the $220 million impairment recorded to the carrying value of the SXM-7 satellite after it experienced failures of certain payload units during in-orbit testing, restructuring costs of $25 million resulting from the termination of leased office space, acquisition costs of $12 million and reversed a $17 million liability related to the Stitcher acquisition. During the year ended December 31, 2020, Sirius XM Holdings recorded a goodwill impairment charge of $956 million related to the Pandora reporting unit, a $20 million impairment of Pandora's trademark, costs associated with the termination of the Automatic service and costs associated with the acquisitions of Simplecast and Stitcher.

Depreciation and amortization increased 1% and 5% during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The increases were due to higher depreciation expense related to additional assets placed in service.

Formula One Group

Formula 1. Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits throughout the world. Formula 1 derives its primary revenue from the commercial exploitation and development of the World Championship through a combination of entering into race promotion, media rights and sponsorship arrangements. A significant majority of the race promotion, media rights and sponsorship contracts specify payments in advance and annual increases in the fees payable over the course of the contracts.

The 2022 World Championship consisted of 22 Events, following the cancellation of the Russian Grand Prix, with record attendance and hospitality numbers well above pre-COVID-19 levels. The 2021 World Championship was originally scheduled to have 23 Events. Despite the effects of the COVID-19 pandemic, leading to the cancellation and / or replacement of certain Events, the 2021 World Championship consisted of a record 22 Events. Due to the COVID-19 pandemic, the start of the 2020 season was postponed, with certain Events being cancelled, certain new Events being added and others rescheduled to later dates. The 2020 World Championship revised calendar consisted of 17 Events.

Formula 1's operating results were as follows:

| | Years ended December 31, | | |
	2022	2021	2020
	amounts in millions		
Primary Formula 1 revenue	$ 2,107	1,850	1,029
Other Formula 1 revenue	466	286	116
Total Formula 1 revenue	2,573	2,136	1,145
Operating expenses (excluding stock-based compensation included below):			
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	(1,750)	(1,489)	(974)
Selling, general and administrative expenses	(230)	(152)	(115)
Adjusted OIBDA	593	495	56
Stock-based compensation	(3)	(17)	(13)
Depreciation and amortization	(351)	(386)	(429)
Operating income (loss)	$ 239	92	(386)
Number of Events	22	22	17

Primary Formula 1 revenue is derived from the commercial exploitation and development of the World Championship through a combination of race promotion fees (earned from granting the rights to host, stage and promote each Event on the World Championship calendar, fees from certain race promoters to license additional commercial rights from Formula 1 to secure Formula 2 and Formula 3 races at their Events and from technical service fees from promoters to support the origination of program footage), media rights fees (earned from licensing the right to broadcast Events and Formula 2 and Formula 3 races on television and other platforms, F1 TV subscriptions and other related services, the origination of program footage, footage from Formula 1's archives and the licensing of radio broadcast and other ancillary media rights) and sponsorship fees (earned from the sale of World Championship and Event-related advertising and sponsorship rights and the servicing of such rights, rights to advertise on Formula 1's digital platforms and at non-Championship related events).

Primary Formula 1 revenue increased $257 million and $821 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year.

Sponsorship revenue increased during the year ended December 31, 2022, as compared to the prior year, due to revenue from new sponsors. Race promotion revenue increased during the year ended December 31, 2022, as compared to the prior year, due to higher fees generated from the mix of Events held, with three additional races held outside of Europe compared to 2021 and no one-time changes to the terms of contractual arrangements, as was the case for a limited number of Events in 2021. Media rights revenue increased during the year ended December 31, 2022, as compared to the prior year, due to growth in F1 TV subscription revenue as well as increased revenue pursuant to certain new and renewed broadcasting agreements.

Race promotion revenue increased during the year ended December 31, 2021, as compared to the prior year, driven by five more Events in 2021, with the 2021 World Championship including more non-European events. In addition, fan attendance increased at Events as 2021 progressed, with a return to full capacity crowds at a number of Events. In comparison to 2020, there were only a limited number of one-time changes to the contractual terms of Events in 2021 as a result of limitations on fan attendance. During the year ended December 31, 2021, a one-time settlement related to another Event, relieving a race promoter from its obligation to stage a race that was originally scheduled to be held in 2020, also contributed to the increase in race promotion revenue.

Media rights revenue increased during the year ended December 31, 2021, as compared to the prior year, driven by higher broadcasting fees in 2021 due to more Events, improved terms in certain new and renewed broadcasting agreements, other contractual rate increases, and strong growth in F1 TV subscription revenue. Sponsorship revenue increased during the year ended December 31, 2021, as compared to the prior year, driven by revenue from new sponsors and the impact of five more Events in 2021.

Other Formula 1 revenue is generated from miscellaneous and ancillary sources primarily related to facilitating the shipment of cars and equipment to and from events outside of Europe, revenue from the sale of tickets to the Formula One Paddock Club at most Events, support races at Events, various television production activities and other ancillary operations.

Other Formula 1 revenue increased $180 million and $170 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 increase was primarily due to the ability to undertake a greater scope of activities when compared to 2021 due to the reduced impact of COVID-19. The Formula One Paddock Club operated at 19 Events in 2022 compared to only 11 Events during 2021, with increased attendance at 2022 Events. In addition, freight revenue increased in 2022 as compared to 2021 due to the increased number of Events outside of Europe and the impact of freight cost inflation on billing rates. The 2021 increase was driven by hospitality revenue generated from the sale of tickets to the Formula One Paddock Club, which only operated at one Event in 2020 due to COVID-19 related restrictions, higher licensing revenue from growth in gaming royalties and new contracts and higher freight and travel income from five more Events as well as more Events outside of Europe.

Cost of Formula 1 revenue consists primarily of team payments. Other costs of Formula 1 revenue are largely variable in nature and relate to both primary and other Formula 1 revenue. The largest components of other costs of Formula 1 revenue include hospitality costs, which are principally related to catering and other aspects of the production and delivery of the Paddock Club, and those incurred in the provision and sale of freight, travel and logistical services. Other costs of Formula 1 revenue also include circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Events, including the right to sell advertising, hospitality and support race opportunities, annual Federation Internationale de l'Automobile ("FIA") regulatory fees, advertising and sponsorship commissions, Formula 2 and Formula 3 cars, parts and maintenance services, television production and post-production services, advertising production services and digital and social media activities.

| | Years ended December 31, | | |
	2022	2021	2020
	amounts in millions		
Team payments	$ (1,157)	(1,068)	(711)
Other costs of Formula 1 revenue	(593)	(421)	(263)
Cost of Formula 1 revenue	$ (1,750)	(1,489)	(974)

Cost of Formula 1 revenue increased $261 million and $515 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year.

Team payments increased $89 million and $357 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year, driven by increases in Formula 1 revenue and the associated impact on the calculation of variable Prize Fund elements, which are calculated with reference to Formula 1's revenue and costs.

Other costs of Formula 1 revenue increased $172 million and $158 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 increase was primarily driven by the impact of three more Events outside of Europe and inflation on freight costs and the impact of servicing eight additional Formula One Paddock Club events, combined with higher attendance at such events. The 2022 increase was also due to the impact of a greater scope of activities on FIA fees, technical, digital media, race promotion, travel and Formula 2 and Formula 3 related costs, and the impact of increased levels of sponsorship and F1 TV subscriptions on commissions and partner servicing costs to support revenue growth. The 2021 increase was attributable to costs associated with the operation of the Formula One Paddock Club at 11 Events, and higher technical, freight and logistics, digital media and other related costs, driven by five more Events and the requirements of the differing race calendar in 2021.

Selling, general and administrative expenses include personnel costs, legal, professional and other advisory fees, bad debt expense, rental expense, information technology costs, non-Event-related travel costs, insurance premiums, maintenance and utility costs and other general office administration costs. Selling, general and administrative expenses increased $78 million and $37 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 increase was driven by higher personnel and information technology costs, foreign exchange losses and higher legal and other advisory fees. The 2021 increase was driven by higher personnel costs, discretionary marketing expenditures and professional fees.

Stock-based compensation expense relates to costs arising from grants of Series C Liberty Formula One common stock options and restricted stock units to members of Formula 1 management. Stock-based compensation expense decreased $14 million and increased $4 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding periods in the prior year. The 2022 decrease was due to a decrease in the number of awards granted. The 2021 increase was due to a change in the vesting schedule of awards granted during the current year.

Depreciation and amortization includes depreciation of fixed assets and amortization of intangible assets. Depreciation and amortization decreased $35 million and $43 million during the year ended December 31, 2022 and 2021, respectively, as compared the corresponding periods in the prior year, primarily due to decreases in amortization expense related to certain intangible assets acquired in the acquisition of Formula 1 by Liberty.

Braves Group

Braves Holdings. Braves Holdings is our wholly owned subsidiary that indirectly owns and operates ANLBC. In addition, Braves Holdings indirectly owned and operated three Professional Development League clubs (the Gwinnett Stripers, Mississippi Braves and Rome Braves) until they were sold in January 2022. ANLBC's ballpark is located in Cobb County, a suburb of Atlanta. The facility is leased from Cobb County and Cobb-Marietta Coliseum and Exhibit Hall Authority and the area surrounding the Stadium offers a range of activities and eateries for fans. Braves Holdings and its affiliates participated in the construction of the Stadium and the Mixed-Use Development.

Due to COVID-19, Major League Baseball ("MLB") postponed the start of the 2020 season until late July, resulting in a regular season of 60 games, without fans in attendance. In addition, the 2020 minor league season was cancelled. Braves Holdings did not generate material revenue from the Braves' participation in the 2020 postseason since games were played without fans in attendance due to COVID-19. In 2021, the number of regular season games played returned to normal and limitations on fan attendance were lifted in May. The 2021 minor league season started in May.

In December 2021, the Collective Bargaining Agreement, which requires MLB clubs to sign players using a uniform contract, expired and MLB commenced a lockout of the Major League players. As a result of the lockout, the start of the 2022 regular season was delayed. A new five-year Collective Bargaining Agreement was signed in March 2022 and the regular season began in April. Despite the delayed start of the 2022 season, a full regular season was played.

Operating results attributable to Braves Holdings were as follows.

| | Year ended December 31, | | |
	2022	2021	2020
	amounts in millions		
Baseball revenue	$ 535	526	142
Mixed-Use Development revenue	53	42	36
Total revenue	588	568	178
Operating expenses (excluding stock-based compensation included below):			
Other operating expenses	(434)	(377)	(170)
Selling, general and administrative expenses	(83)	(80)	(57)
Adjusted OIBDA	71	111	(49)
Impairment, restructuring and acquisition costs, net of recoveries	(6)	—	—
Stock-based compensation	(9)	(8)	(3)
Depreciation and amortization	(71)	(72)	(69)
Operating income (loss)	$ (15)	31	(121)
Regular season home games	81	79	30
Postseason home games	2	8	7

Revenue includes amounts generated from Braves Holdings' baseball and development operations. Baseball revenue is derived from two primary sources: baseball event revenue (ticket sales, concessions, advertising sponsorships, suites and premium seat fees) and broadcasting revenue (including national and local broadcast rights). Mixed-Use Development revenue is derived primarily from rental income. For the years ended December 31, 2022 and 2021, revenue increased $20 million and $390 million, respectively, as compared to the corresponding prior years. Increased ticket demand at regular season and Spring Training games and an increase in the number of regular season home games during 2022 drove increases in baseball event revenue as compared to 2021. A higher number of concerts held during 2022 also drove an increase in revenue as compared to 2021. These increases were partially offset by a decrease in the number of postseason home games, impacting ticket sales and concession revenue, and the absence of revenue from the Professional Development League clubs which were sold in January 2022. Additionally, broadcasting revenue decreased during 2022 primarily due to a cumulative catch-up adjustment recorded in 2021 as a result of a change in estimated variable transaction price that was constrained in prior periods. The increase in baseball revenue during 2021 as compared to 2020 was driven by an increase in the number of regular and postseason home baseball games being played with fans in attendance in 2021 and the Braves success in the 2021 postseason as World Series Champions, both resulting in increased revenue related to all primary sources of revenue. Mixed-Use Development revenue increased during 2022 and 2021 as compared to the corresponding prior years due to rental income from various new lease commencements and a reduction in deferred payment arrangements.

Other operating expenses primarily include costs associated with baseball and stadium operations. For the years ended December 31, 2022 and 2021, other operating expenses increased $57 million and $207 million, respectively, as compared to the corresponding prior years. The increase in 2022 as compared to 2021 was primarily due to higher player salaries, higher variable concession and retail operating costs and higher levels of other facility and game day expenses, driven by an increase in the number of regular season home games and higher attendance, an increase in the number of concerts at Truist Park and increased expenses under MLB's revenue sharing plan. These increases were offset by decreased stadium and game day operating expenses relating to reduced postseason games and decreased expenses following the sale of the Professional Development League clubs. The increase in 2021 as compared to 2020 was due to more normalized levels of player salaries and facility and game day expenses in 2021, driven by an increase in the number of regular and postseason games in 2021, all with fans in attendance.

Selling, general and administrative expense includes costs of marketing, advertising, finance and related personnel costs. Selling, general and administrative expense increased $3 million and $23 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior years. The increase for 2022 as compared to 2021 was primarily due to increased personnel costs (including ticket and sponsorship commission payments) and increased advertising initiatives for the 2022 season. The increase for 2021 as compared to 2020 was primarily due to increased advertising initiatives for the 2021 season compared to cost reduction initiatives during the 2020 season as a result of the impacts of COVID-19.

Impairment, restructuring and acquisition costs, net of recoveries include impairment charges associated with hurricane damage to the Braves' spring training facility located in North Port, Florida. Braves Holdings recognized approximately $6 million of property and equipment impairment losses as a result of hurricane damage.

Stock-based compensation increased $1 million and $5 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior years driven by increases in the fair value of the underlying awards.

Depreciation and amortization was flat and increased $3 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior years. The increase in 2021 as compared to 2020 was due to an increase in depreciation related to the Mixed-Use Development, which had various assets placed in service.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2022, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
	dollar amounts in millions			
Liberty SiriusXM Group	$ 1,455	6.2%	$ 11,626	3.6%
Braves Group	$ 114	6.4%	$ 432	3.8%
Formula One Group	$ 355	7.1%	$ 2,635	3.6%

Liberty's borrowings under margin loans, Sirius XM Holdings' borrowings under its credit facility (except for the incremental term loan, which carries a variable interest rate based on the SOFR) and Braves Holdings' borrowings under its mixed-use credit facilities carry a variable interest rate based on LIBOR as a benchmark for establishing the rate of interest. In 2017, the U.K.'s Financial Conduct Authority (the "FCA"), which regulates LIBOR, announced that it intends to phase out LIBOR. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one week and two month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The U.S. Federal Reserve has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has identified the SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. Accordingly, any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR's phaseout could cause LIBOR to perform differently than in the past or cease to exist. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of borrowings under the aforementioned debt instruments. To the extent alternate reference rates were not included in existing debt agreements, Liberty, Sirius XM Holdings and Formula 1 have incorporated, and expect to incorporate in the near term, alternative reference rates when amending these facilities, as applicable.

The Company is exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models.

At December 31, 2022, the fair value of our marketable equity securities was $80 million. Had the market price of such securities been 10% lower at December 31, 2022, the aggregate value of such securities would have been $8 million lower. Additionally, our stock in Live Nation (an equity method affiliate), a publicly traded security, is not reflected at fair value in our balance sheet. This security is also subject to market risk that is not directly reflected in our financial statements.

Financial Statements and Supplementary Data.

The consolidated financial statements of Liberty Media Corporation are included herein, beginning on Page F-36.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the "Executives") and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-32 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-33 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding our internal control over financial reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information.

None.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2022, using the criteria in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and has issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-33 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Media Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
March 1, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Media Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over certain subscriber and advertising revenue streams

As discussed in note 3 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company generated $12,164 million of revenue, of which $6,370 million was Sirius XM subscriber revenue and $1,576 million was Pandora (Pandora Media, LLC and subsidiaries, the successor to Pandora Media, Inc. and subsidiaries) advertising revenue, for the year ended December 31, 2022. The Company's accounting for these subscriber and advertising revenue streams involved multiple information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence related to Sirius XM subscriber revenue and Pandora advertising revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required auditor judgment due principally to the number of IT applications used by the Company that involved IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over Sirius XM subscriber revenue and Pandora advertising revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Sirius XM subscriber revenue and Pandora advertising revenue recognition process. We involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT application controls and general IT controls used by the Company in its revenue recognition processes and testing the interface of relevant revenue data between different IT systems used in the revenue recognition processes. For Sirius XM subscriber revenue, we assessed the recorded revenue by comparing total cash received during the year, adjusted for reconciling items, to the revenue recorded in the general ledger. For a sample of Pandora advertising revenue, we traced the recorded amounts to underlying source documents and system reports. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

Fair values of the Pandora and Off-platform reporting unit and the Pandora trademark

As discussed in notes 3 and 8 to the consolidated financial statements, the Company's goodwill balance allocated to the Sirius XM Holdings segment was $15,209 million as of December 31, 2022, a portion of which related to the Pandora and Off-platform reporting unit. Additionally, other intangible assets not subject to amortization included trademarks of $1,242 million as of December 31, 2022, a portion of which related to the Pandora trademark. The Company performs goodwill and indefinite-lived assets impairment testing on an annual basis during the fourth quarter of each fiscal year, and whenever events and changes in circumstances indicate that the carrying value of a reporting unit or a trademark more likely than not exceeds its fair value.

We identified the assessment of the fair values of the Pandora and Off-platform reporting unit and the Pandora trademark as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate certain assumptions used by the Company to estimate these fair values. Specifically, the revenue growth rates, long-term growth rate, and the discount rates involved a higher degree of subjectivity. In addition, these key assumptions were challenging to test due to the sensitivity of the fair value to changes in these assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill and trademark impairment assessment process, including controls related to the key assumptions noted above. We performed sensitivity analyses to assess the impact of possible changes to the revenue growth rates, long-term growth rate and discount rates assumptions on the fair value of the Pandora and Off-platform reporting unit and the Pandora trademark. We compared the Company's historical revenue forecasts to actual results to assess the Company's ability to accurately forecast revenues. We compared the Company's forecasted revenue growth rate assumptions to historical revenue growth rates, to projected revenue growth rates for comparable companies, and to other publicly available data, including third party market studies. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's long-term growth rate by comparing it to long-term growth rate estimates that were independently developed using publicly available market data for the Company's industry as well as U.S. economic growth rates

- evaluating the Company's discount rates by comparing them to discount rates that were independently developed using publicly available market data for comparable companies.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Denver, Colorado
March 1, 2023

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2022 and 2021

	2022	2021
	amounts in millions	
Assets		
Current assets:		
Cash and cash equivalents	$ 2,246	2,814
Trade and other receivables, net	837	828
Other current assets	768	1,170
Total current assets	3,851	4,812
Investments in affiliates, accounted for using the equity method (note 7)	952	945
Property and equipment, at cost	4,481	4,027
Accumulated depreciation	(2,226)	(2,017)
	2,255	2,010
Intangible assets not subject to amortization (note 8)		
Goodwill	19,341	19,248
FCC licenses	8,600	8,600
Other	1,366	1,385
	29,307	29,233
Intangible assets subject to amortization, net (note 8)	4,288	4,797
Other assets	1,811	2,554
Total assets	$ 42,464	44,351
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,856	1,832
Current portion of debt, including $1,394 million and $2,850 million measured at fair value, respectively (note 9)	1,679	2,891
Deferred revenue	1,773	1,790
Other current liabilities	102	97
Total current liabilities	5,410	6,610
Long-term debt, including $1,937 million and $2,372 million measured at fair value, respectively (note 9)	14,953	15,699
Deferred income tax liabilities (note 12)	2,101	2,218
Other liabilities	874	987
Total liabilities	$ 23,338	25,514

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2022 and 2021

	2022	2021
	amounts in millions	
Redeemable noncontrolling interests in equity of subsidiary (note 11)	$ —	575
Stockholders' equity (notes 13,15 and 17):		
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	—	—
Series A Liberty SiriusXM common stock, $.01 par value. Authorized 2,000,000,000 shares at December 31, 2022; issued and outstanding 98,093,908 shares at December 31, 2022 and 101,623,360 shares at December 31, 2021 (note 2)	1	1
Series A Liberty Braves common stock, $.01 par value. Authorized 200,000,000 shares at December 31, 2022; issued and outstanding 10,314,744 shares at December 31, 2022 and 10,313,703 shares at December 31, 2021 (note 2)	—	—
Series A Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2022; issued and outstanding 23,974,052 shares at December 31, 2022 and 24,638,242 shares at December 31, 2021 (note 2)	—	—
Series B Liberty SiriusXM common stock, $.01 par value. Authorized 75,000,000 shares at December 31, 2022; issued and outstanding 9,802,232 shares at December 31, 2022 and 9,802,232 shares at December 31, 2021 (note 2)	—	—
Series B Liberty Braves common stock, $.01 par value. Authorized 7,500,000 shares at December 31, 2022; issued and outstanding 981,262 shares at December 31, 2022 and 981,494 shares at December 31, 2021 (note 2)	—	—
Series B Liberty Formula One common stock, $.01 par value. Authorized 18,750,000 shares at December 31, 2022; issued and outstanding 2,445,666 shares at December 31, 2022 and 2,445,895 shares at December 31, 2021 (note 2)	—	—
Series C Liberty SiriusXM common stock, $.01 par value. Authorized 2,000,000,000 shares at December 31, 2022; issued and outstanding 218,618,614 shares at December 31, 2022 and 222,874,721 shares at December 31, 2021 (note 2)	2	2
Series C Liberty Braves common stock, $.01 par value. Authorized 200,000,000 shares at December 31, 2022; issued and outstanding 41,749,434 shares at December 31, 2022 and 41,494,524 shares at December 31, 2021 (note 2)	—	—
Series C Liberty Formula One common stock, $.01 par value. Authorized 500,000,000 shares at December 31, 2022; issued and outstanding 207,445,741 shares at December 31, 2022 and 205,107,088 shares at December 31, 2021 (note 2)	2	2
Additional paid-in capital	1,408	1,954
Accumulated other comprehensive earnings (loss), net of taxes	(39)	(5)
Retained earnings	14,589	12,718
Total stockholders' equity	15,963	14,672
Noncontrolling interests in equity of subsidiaries	3,163	3,590
Total equity	$ 19,126	18,262
Commitments and contingencies (note 18)		
Total liabilities and equity	$ 42,464	44,351

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations

Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	amounts in millions		
Revenue:			
Sirius XM Holdings revenue	$ 9,003	8,696	8,040
Formula 1 revenue	2,573	2,136	1,145
Other revenue	588	568	178
Total revenue	12,164	11,400	9,363
Operating costs and expenses, including stock-based compensation (note 3):			
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):			
Revenue share and royalties	2,802	2,672	2,421
Programming and content	604	559	481
Customer service and billing	497	501	481
Other	227	236	196
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	1,750	1,489	974
Subscriber acquisition costs	352	325	362
Other operating expenses	719	642	434
Selling, general and administrative	2,031	1,907	1,750
Impairment, restructuring and acquisition costs, net of recoveries (notes 5 and 8)	74	20	1,004
Depreciation and amortization	1,044	1,072	1,083
	10,100	9,423	9,186
Operating income (loss)	2,064	1,977	177
Other income (expense):			
Interest expense	(689)	(642)	(634)
Share of earnings (losses) of affiliates, net (note 7)	99	(200)	(586)
Realized and unrealized gains (losses) on financial instruments, net (note 6)	599	(451)	(402)
Gains (losses) on dilution of investment in affiliate (note 7)	10	152	4
Other, net	110	(47)	6
	129	(1,188)	(1,612)
Earnings (loss) before income taxes	2,193	789	(1,435)
Income tax (expense) benefit (note 12)	(164)	(45)	44
Net earnings (loss)	2,029	744	(1,391)
Less net earnings (loss) attributable to the noncontrolling interests	227	292	30
Less net earnings (loss) attributable to redeemable noncontrolling interest (note 11)	(13)	54	—
Net earnings (loss) attributable to Liberty stockholders	$ 1,815	398	(1,421)
Net earnings (loss) attributable to Liberty stockholders (note 2):			
Liberty SiriusXM common stock	$ 1,292	599	(747)
Liberty Braves common stock	(35)	(11)	(78)
Liberty Formula One common stock	558	(190)	(596)
	$ 1,815	398	(1,421)

(continued)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Operations (Continued)

Years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
Basic net earnings (loss) attributable to Liberty stockholders per common share (notes 2 and 3)				
Series A, B and C Liberty SiriusXM common stock	$	3.94	1.79	(2.24)
Series A, B and C Liberty Braves common stock	$	(0.66)	(0.21)	(1.53)
Series A, B and C Liberty Formula One common stock	$	2.39	(0.82)	(2.57)
Diluted net earnings (loss) attributable to Liberty stockholders per common share (notes 2 and 3)				
Series A, B and C Liberty SiriusXM common stock	$	3.66	1.78	(2.33)
Series A, B and C Liberty Braves common stock	$	(0.66)	(0.21)	(2.00)
Series A, B and C Liberty Formula One common stock	$	2.15	(0.82)	(2.57)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Comprehensive Earnings (Loss)

Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	amounts in millions		
Net earnings (loss)	$ 2,029	744	(1,391)
Other comprehensive earnings (loss), net of taxes:			
Foreign currency translation adjustments	(70)	(4)	12
Unrealized holding gains (losses) arising during the period	18	(1)	(7)
Credit risk on fair value debt instruments gains (losses)	22	(83)	117
Share of other comprehensive earnings (loss) of equity affiliates	16	7	(9)
Recognition of previously unrealized (gains) losses on debt	(25)	(2)	—
Other comprehensive earnings (loss)	(39)	(83)	113
Comprehensive earnings (loss)	1,990	661	(1,278)
Less comprehensive earnings (loss) attributable to the noncontrolling interests	222	292	32
Less comprehensive earnings (loss) attributable to redeemable noncontrolling interests (note 11)	(13)	54	—
Comprehensive earnings (loss) attributable to Liberty stockholders	$ 1,781	315	(1,310)
Comprehensive earnings (loss) attributable to Liberty stockholders:			
Liberty SiriusXM common stock	$ 1,292	528	(712)
Liberty Braves common stock	(15)	(12)	(86)
Liberty Formula One common stock	504	(201)	(512)
	$ 1,781	315	(1,310)

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Consolidated Statements Of Cash Flows

Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	amounts in millions (see note 4)		
Cash flows from operating activities:			
Net earnings (loss)	$ 2,029	744	(1,391)
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,044	1,072	1,083
Stock-based compensation	237	256	261
Non-cash impairment and restructuring costs	70	24	1,000
Share of (earnings) loss of affiliates, net	(99)	200	586
Realized and unrealized (gains) losses on financial instruments, net	(599)	451	402
Noncash interest expense	26	16	17
Losses (gains) on dilution of investment in affiliate	(10)	(152)	(4)
Loss (gain) on early extinguishment of debt	(35)	80	40
Deferred income tax expense (benefit)	13	(41)	(95)
Other charges (credits), net	10	2	11
Changes in operating assets and liabilities			
Current and other assets	(17)	(104)	(34)
Payables and other liabilities	(123)	(111)	(146)
Net cash provided (used) by operating activities	2,546	2,437	1,730
Cash flows from investing activities:			
Subsidiary initial public offering proceeds returned from (invested in) trust account	579	(575)	—
Cash proceeds from dispositions of investments	167	383	13
Cash (paid) received for acquisitions, net of cash acquired	(136)	(14)	(300)
Investments in equity method affiliates and debt and equity securities	(58)	(252)	(113)
Return of investment in equity method affiliates	38	40	105
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	2	12	20
Capital expended for property and equipment, including internal-use software and website development	(735)	(440)	(452)
Proceeds from insurance recoveries	—	225	—
Other investing activities, net	97	(68)	(9)
Net cash provided (used) by investing activities	(46)	(689)	(736)
Cash flows from financing activities:			
Borrowings of debt	6,189	6,411	4,898
Repayments of debt	(7,426)	(6,287)	(2,931)
Liberty stock repurchases	(395)	(555)	(318)
Subsidiary shares repurchased by subsidiary	(647)	(1,523)	(1,555)
Repayment of initial public offering proceeds to subsidiary shareholders	(579)	—	—
Proceeds from initial public offering of subsidiary	—	575	—
Proceeds from Liberty SiriusXM common stock rights offering	—	—	754
Cash dividends paid by subsidiary	(249)	(58)	(64)
Taxes paid in lieu of shares issued for stock-based compensation	(123)	(154)	(120)
Other financing activities, net	82	(107)	(90)
Net cash provided (used) by financing activities	(3,148)	(1,698)	574
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	(3)	3
Net increase (decrease) in cash, cash equivalents and restricted cash	(648)	47	1,571
Cash, cash equivalents and restricted cash at beginning of period	2,924	2,877	1,306
Cash, cash equivalents and restricted cash at end of period	$ 2,276	2,924	2,877

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES
Consolidated Statement Of Equity
Years ended December 31, 2022, 2021 and 2020

	Stockholders' equity													Noncontrolling interest in equity of subsidiaries	Total equity
	Preferred Stock	Liberty Sirius XM			Liberty Braves			Liberty Formula One			Additional paid-in capital	Accumulated other comprehensive earnings	Retained earnings		
		Series A	Series B	Series C	Series A	Series B	Series C	Series A	Series B	Series C					
	amounts in millions														
Balance at January 1, 2020	$ —	$ 1	$ —	$ 2	$ —	$ —	$ —	$ —	$ —	$ 2	$ 2,575	$ (33)	$ 13,748	$ 5,630	$ 21,925
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	(1,421)	30	(1,391)
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	111	—	2	113
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	213	—	—	64	277
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	(120)	—	—	—	(120)
Liberty stock repurchases	—	—	—	—	—	—	—	—	—	—	(318)	—	—	—	(318)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	—	—	—	(346)	—	—	(1,228)	(1,574)
Shares issued by subsidiary	—	—	—	—	—	—	—	—	—	—	(75)	—	—	75	—
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(64)	(64)
Common stock issued pursuant to the Series C Liberty SiriusXM common stock rights offering	—	—	—	—	—	—	—	—	—	—	754	—	—	—	754
Other, net	—	—	—	—	—	—	—	—	—	—	5	—	(7)	1	(1)
Balance at December 31, 2020	—	1	—	2	—	—	—	—	—	2	2,688	78	12,320	4,510	19,601
Net earnings (loss) (excludes net earnings (loss) attributable to redeemable noncontrolling interest) (note 11)	—	—	—	—	—	—	—	—	—	—	—	—	398	295	693
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	(83)	—	—	(83)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	222	—	—	47	269
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	(154)	—	—	—	(154)
Liberty stock repurchases	—	—	—	—	—	—	—	—	—	—	(555)	—	—	—	(555)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	—	—	—	(404)	—	—	(1,108)	(1,512)
Shares issued by subsidiary	—	—	—	—	—	—	—	—	—	—	(96)	—	—	106	10
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(58)	(58)
Exchange of Series A Liberty SiriusXM common stock for shares of subsidiary (note 1)	—	—	—	—	—	—	—	—	—	—	203	—	—	(203)	—
Other, net	—	—	—	—	—	—	—	—	—	—	50	—	—	1	51
Balance at December 31, 2021	—	1	—	2	—	—	—	—	—	2	1,954	(5)	12,718	3,590	18,262
Net earnings (loss) (excludes net earnings (loss) attributable to redeemable noncontrolling interest) (note 11)	—	—	—	—	—	—	—	—	—	—	—	—	1,815	210	2,025
Other comprehensive earnings (loss)	—	—	—	—	—	—	—	—	—	—	—	(34)	—	(5)	(39)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	214	—	—	39	253
Withholding taxes on net share settlements of stock-based compensation	—	—	—	—	—	—	—	—	—	—	(123)	—	—	—	(123)
Liberty stock repurchases	—	—	—	—	—	—	—	—	—	—	(395)	—	—	—	(395)
Shares repurchased by subsidiary	—	—	—	—	—	—	—	—	—	—	(172)	—	—	(467)	(639)
Shares issued by subsidiary	—	—	—	—	—	—	—	—	—	—	(73)	—	—	77	4
Dividends paid by subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(249)	(249)
Other, net	—	—	—	—	—	—	—	—	—	—	3	—	56	(32)	27
Balance at December 31, 2022	$ —	$ 1	$ —	$ 2	$ —	$ —	$ —	$ —	$ —	$ 2	$ 1,408	$ (39)	$ 14,589	$ 3,163	$ 19,126

See accompanying notes to consolidated financial statements.

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(1) Basis of Presentation

The accompanying consolidated financial statements of Liberty Media Corporation ("Liberty," "we," "our," "us" or the "Company" unless the context otherwise requires) represent a consolidation of certain media and entertainment related assets and businesses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Liberty, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries primarily in North America and the United Kingdom ("U.K"). Our most significant subsidiaries include Sirius XM Holdings Inc. ("Sirius XM Holdings"), Formula 1 and Braves Holdings, LLC ("Braves Holdings"). Our most significant investment accounted for under the equity method is Live Nation Entertainment, Inc. ("Live Nation").

On November 3, 2021, pursuant to an exchange agreement with certain counterparties, Liberty acquired an aggregate of 43,658,800 shares of Sirius XM Holdings common stock in exchange for the issuance by Liberty to the counterparties of an aggregate of 5,347,320 shares of Series A Liberty SiriusXM common stock. As of December 31, 2022, we owned approximately 82% of the outstanding equity interest in Sirius XM Holdings.

Liberty has entered into certain agreements with Qurate Retail, Inc. ("Qurate Retail"), Liberty TripAdvisor Holdings, Inc. ("Liberty TripAdvisor"), Liberty Broadband Corporation ("Liberty Broadband"), Liberty Media Acquisition Corporation ("LMAC") and GCI Liberty, Inc. ("GCI Liberty"), all of which are, or were (in the case of LMAC and GCI Liberty), separate publicly traded companies, in order to govern relationships between the companies. None of these entities has any stock ownership, beneficial or otherwise, in any of the others, other than Liberty's equity interests in LMAC prior to its dissolution, as described in note 11, and GCI Liberty's ownership of shares of Liberty Broadband's Series C non-voting common stock prior to the merger of GCI Liberty and Liberty Broadband in December 2020. These agreements include Reorganization Agreements (in the case of Qurate Retail and Liberty Broadband only), Services Agreements, Facilities Sharing Agreements and Tax Sharing Agreements (in the case of Liberty Broadband only). In addition, as a result of certain corporate transactions, Liberty and Qurate Retail may have obligations to each other for certain tax related matters.

The Reorganization Agreements provide for, among other things, provisions governing the relationships between Liberty and each of Qurate Retail and Liberty Broadband, including certain cross-indemnities. Pursuant to the Services Agreements, Liberty provides Qurate Retail, Liberty TripAdvisor, Liberty Broadband, LMAC (prior to termination) and GCI Liberty (prior to termination) with general and administrative services including legal, tax, accounting, treasury and investor relations support. Qurate Retail, Liberty TripAdvisor, Liberty Broadband and GCI Liberty (prior to termination) reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and in the case of Qurate Retail, Qurate Retail's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to Qurate Retail. Liberty TripAdvisor, Liberty Broadband, LMAC (prior to termination) and GCI Liberty (prior to termination) reimburse Liberty for shared services and personnel based on a flat fee. Under the Facilities Sharing Agreements, Liberty shares office space and related amenities with Qurate Retail, Liberty TripAdvisor, Liberty Broadband, LMAC (prior to termination) and GCI Liberty (prior to termination) at Liberty's corporate headquarters. Under these various agreements, approximately $21 million, $27 million and $28 million of these allocated expenses were reimbursed to Liberty during the years ended December 31, 2022, 2021 and 2020, respectively.

In December 2019, Liberty entered into amendments to the Services Agreements with each of Qurate Retail, Liberty TripAdvisor, Liberty Broadband and GCI Liberty (collectively, the "Service Companies") in connection with Liberty's entry into a new employment arrangement with Gregory B. Maffei, its President and Chief Executive Officer. Under the amended Services Agreements, components of Mr. Maffei's compensation are either paid directly to him by each Service Company or reimbursed to Liberty, in each case, based on allocations among Liberty and the Service

Companies set forth in the amended Services Agreements. Following the merger between GCI Liberty and Liberty Broadband in December 2020, GCI Liberty no longer participates in the Services Agreement arrangement due to the termination of its Services Agreement with Liberty.

In December 2020, in conjunction with the merger, GCI Liberty made an executive termination payment to Liberty of approximately $6 million. See note 14 for additional information related to termination payments.

(2) Tracking Stocks

During November 2015, Liberty's board of directors (the "Board of Directors") authorized management to pursue a reclassification of the Company's common stock into three new tracking stock groups, one to be designated as the Liberty Braves common stock, one to be designated as the Liberty Formula One common stock (formerly known as Liberty Media common stock) and one to be designated as the Liberty SiriusXM common stock (the "Recapitalization"), and to cause to be distributed subscription rights related to the Liberty Braves common stock following the creation of the new tracking stocks.

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Liberty Braves Group (the "Braves Group") and the Liberty Formula One Group (the "Formula One Group") have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Sirius XM Holdings or Live Nation, in which Liberty holds an interest that is attributed to a Liberty tracking stock group, such as the Liberty SiriusXM Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

Additionally, as a result of the Recapitalization, Liberty's 1.375% Cash Convertible Senior Notes due 2023 (the "Convertible Notes") are convertible into cash based on the product of the conversion rate specified in the indenture and the basket of tracking stocks into which each outstanding share of Series A Liberty Media Corporation common stock was reclassified (the "Securities Basket"). Furthermore, the Company entered into amended agreements with the counterparties with regard the Recapitalization-related adjustments to the outstanding Series A Liberty Media Corporation common stock warrants as well as the outstanding cash convertible note hedges and purchased call options.

As part of the Recapitalization, the Formula One Group initially held a 20% intergroup interest in the Braves Group. As a result of a rights offering in May 2016 to holders of Liberty Braves common stock to acquire shares of Series C Liberty Braves common stock, the number of notional shares representing the intergroup interest held by the Formula One Group was adjusted to 9,084,940, representing a 15.1% intergroup interest in the Braves Group at December 31, 2019. In addition, during the fourth quarter of 2019, the Formula One Group began purchasing shares of Liberty SiriusXM common stock. As of December 31, 2019, the number of notional shares representing the intergroup interest held by the Formula One Group was 493,278, representing a 0.2% intergroup interest in the Liberty SiriusXM Group.

On April 22, 2020, the Board of Directors approved the immediate reattribution of certain assets and liabilities between the Formula One Group and the Liberty SiriusXM Group (collectively, the "reattribution").

The assets reattributed from the Formula One Group to the Liberty SiriusXM Group, valued at $2.8 billion, consisted of:

- Liberty's entire Live Nation stake, consisting of approximately 69.6 million shares of Live Nation common stock;
- a newly-created Formula One Group intergroup interest, consisting of approximately 5.3 million notional shares of Liberty Formula One common stock, to cover exposure under the Convertible Notes;
- the bond hedge and warrants associated with the Convertible Notes;
- the entire Liberty SiriusXM Group intergroup interest, consisting of approximately 1.9 million notional shares of Liberty SiriusXM common stock, thereby eliminating the Liberty SiriusXM Group intergroup interest; and
- a portion, consisting of approximately 2.3 million notional shares of Liberty Braves common stock, of the Formula One Group's intergroup interest in the Braves Group, to cover exposure under the Convertible Notes.

The reattributed liabilities, valued at $1.3 billion, consisted of:

- the Convertible Notes;
- Liberty's 2.25% exchangeable senior debentures due 2048; and
- Liberty's margin loan secured by shares of Live Nation ("Live Nation Margin Loan").

Similarly, $1.5 billion of net asset value has been reattributed from the Liberty SiriusXM Group to the Formula One Group, comprised of:

- a call spread between the Formula One Group and the Liberty SiriusXM Group with respect to 34.8 million of the Live Nation shares that were reattributed to the Liberty SiriusXM Group; and
- a net cash payment of $1.4 billion from the Liberty SiriusXM Group to the Formula One Group, which was funded by a combination of (x) cash on hand, (y) an additional $400 million drawn from the Company's existing margin loan secured by shares of common stock of Sirius XM Holdings, and (z) the creation of an intergroup loan obligation from the Liberty SiriusXM Group to the Formula One Group in the principal amount of $750 million, plus interest thereon, which was repaid with the proceeds from the LSXMK rights offering described below (the "Intergroup Loan").

The reattribution is reflected in the Company's financial statements on a prospective basis.

The Liberty SiriusXM common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, which, as of December 31, 2022, include its interests in Sirius XM Holdings and Live Nation, corporate cash, the Convertible Notes and related financial instruments, Liberty's 2.125% Exchangeable Senior Debentures due 2048, Liberty's 2.75% Exchangeable Senior Debentures due 2049, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by wholly-owned special purpose subsidiaries of Liberty. The Liberty SiriusXM Group retains intergroup interests in the Braves Group and the Formula One Group as of December 31, 2022. As of December 31, 2022, the Liberty SiriusXM Group has cash and cash equivalents of approximately $362 million, which includes $57 million of subsidiary cash.

The Liberty Braves common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Braves Group, which, as of December 31, 2022, include its subsidiary, Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC" or the "Braves"), certain assets and liabilities associated with the Braves' stadium ("Truist Park" or the "Stadium") and a mixed-use development around Truist Park that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development") and cash. The Liberty SiriusXM Group and the Formula One Group retain intergroup interests in the

Braves Group as of December 31, 2022. As of December 31, 2022, the Braves Group has cash and cash equivalents of approximately $151 million, which includes $81 million of subsidiary cash.

The Liberty Formula One common stock is intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Formula One Group, which, as of December 31, 2022, include all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Braves Group or the Liberty SiriusXM Group, including Liberty's interest in Formula 1, cash, an intergroup interest in the Braves Group, Liberty's 1% Cash Convertible Notes due 2023 and Liberty's 2.25% Convertible Senior Notes due 2027. As of December 31, 2022, the Formula One Group has cash and cash equivalents of approximately $1,733 million, which includes $752 million of subsidiary cash.

During September 2022, the Formula One Group and the Braves Group paid approximately $64 million and $14 million, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes, as described in note 9. The number of notional shares representing the intergroup interest in the Braves Group held by the Formula One Group is 6,792,903, representing an 11.0% intergroup interest at December 31, 2022. The number of notional shares representing the intergroup interest in the Braves Group held by the Liberty SiriusXM Group is 1,811,066, representing a 2.9% intergroup interest at December 31, 2022. The number of notional shares representing the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group is 4,165,288, representing a 1.7% intergroup interest at December 31, 2022. The intergroup interests represent quasi-equity interests that are not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group have attributed interests in the Braves Group, which are generally stated in terms of a number of shares of Liberty Braves common stock, and the Liberty SiriusXM Group also has an attributed interest in the Formula One Group, which is generally stated in terms of a number of shares of Liberty Formula One common stock. The intergroup interests may be settled, at the discretion of the Board of Directors, through the transfer of newly issued shares of Liberty Braves common stock and Liberty Formula One common stock, respectively, cash and/or other assets to the respective tracking stock group. Accordingly, the Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group are presented as assets of the Formula One Group and Liberty SiriusXM Group, respectively, and are presented as liabilities of the Braves Group. Similarly, the Formula One Group intergroup interest attributable to the Liberty SiriusXM Group is presented as an asset of the Liberty SiriusXM Group and is presented as a liability of the Formula One Group. The offsetting amounts between tracking stock groups are eliminated in consolidation. The intergroup interests will remain outstanding until the redemption of the outstanding interests, at the discretion of the Board of Directors, through a transfer of securities, cash and/or other assets from the Braves Group or Formula One Group to the respective tracking stock group.

On April 22, 2020, the Board of Directors authorized management of the Company to cause subscription rights (the "Series C Liberty SiriusXM Rights") to purchase shares of Series C Liberty SiriusXM common stock, par value $0.01 per share ("LSXMK"), in a rights offering (the "LSXMK rights offering") to be distributed to holders of Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and LSXMK. In the LSXMK rights offering, Liberty distributed 0.0939 of a Series C Liberty SiriusXM Right for each share of Series A, Series B or Series C Liberty SiriusXM common stock held as of 5:00 p.m., New York City time, on May 13, 2020. Fractional Series C Liberty SiriusXM Rights were rounded up to the nearest whole right. Each whole Series C Liberty SiriusXM Right entitled the holder to purchase, pursuant to the basic subscription privilege, one share of LSXMK at a subscription price of $25.47, which was equal to an approximate 20% discount to the volume weighted average trading price of LSXMK for the 3-day trading period ending on and including May 8, 2020. Each Series C Liberty SiriusXM Right also entitled the holder to subscribe for additional shares of LSXMK that were unsubscribed for in the LSXMK rights offering pursuant to an oversubscription privilege. The LSXMK rights offering commenced on May 18, 2020, which was also the ex-dividend date for the distribution of the Series C Liberty SiriusXM Rights. The LSXMK rights offering expired at 5:00 p.m. New York City time, on June 5, 2020 and was fully subscribed with 29,594,089 shares of LSXMK issued to those rightsholders exercising basic and, if applicable, oversubscription privileges. The proceeds from the LSXMK rights offering, which aggregated approximately $754 million, were used to repay the outstanding balance on the Intergroup Loan and accrued interest.

During November 2022, the Board of Directors authorized management of the Company to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the "Split-Off"). Atlanta Braves Holdings, Inc. will be comprised of the businesses, assets and liabilities attributed to the Braves Group. The intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group remaining immediately prior to the Split-Off, however, will be settled and extinguished in connection with the Split-Off.

Following the Split-Off, the Company intends to reclassify its then-outstanding shares of common stock into three new tracking stocks to be designated Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification").

The Split-Off and the Reclassification will be subject to various conditions. Both transactions will be conditioned on, among other things, certain requisite approvals of the holders of the Company's common stock and the receipt of opinions of tax counsel. In addition, the Split-Off will be conditioned on the requisite approval of Major League Baseball ("MLB") and the receipt of an IRS ruling. In addition, the Reclassification is dependent and conditioned on the approval and completion of the Split-Off, and will not be implemented unless the Split-Off is completed; however, the Split-Off is not dependent upon the approval of the Reclassification and may be implemented even if the Reclassification is not approved. Each of the Split-Off and the Reclassification is intended to be tax-free to stockholders of the Company. Subject to the satisfaction of the conditions, the Company expects to complete the Split-Off and the Reclassification in the first half of 2023.

See Page F-102 of this Annual Report for unaudited attributed financial information for Liberty's tracking stock groups.

(3) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Receivables

Receivables are reflected net of an allowance for credit losses and sales returns. Such allowance aggregated $14 million and $13 million at December 31, 2022 and 2021, respectively. Activity in the year ended December 31, 2022 included an increase of $59 million of bad debt charged to expense, $1 million related to foreign currency translation adjustments and $59 million of write-offs. Activity in the year ended December 31, 2021 included an increase of $54 million of bad debt charged to expense and $58 million of write-offs. Activity in the year ended December 31, 2020 included an increase of $61 million of bad debt charged to expense and $62 million of write-offs.

Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values. The total value of marketable equity securities aggregated $80 million and $217 million as of December 31, 2022 and 2021, respectively.

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the other, net line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary.

The Company continually reviews its equity investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12-month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Writedowns for equity method investments are included in share of earnings (losses) of affiliates.

The Company performs a qualitative assessment for equity securities without readily determinable fair values each reporting period to determine whether the security could be impaired. If the qualitative assessment indicates that an impairment could exist, we estimate the fair value of the investments, and, to the extent the security's fair value is less than its carrying value, an impairment is recorded in the consolidated statements of operations.

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges.

The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Considerable management judgment was required in estimating the Black-Scholes variables.

Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Life	December 31,	
		2022	2021
		amounts in millions	
Land	NA	$ 390	145
Buildings and improvements.	10 – 40 years	972	959
Support equipment.	3 – 20 years	864	804
Satellite system	15 years	1,944	1,969
Construction in progress	NA	311	150
Total property and equipment		$ 4,481	4,027

Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives. Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $262 million, $270 million and $268 million, respectively.

Sirius XM Holdings capitalizes a portion of the interest on funds borrowed to finance the construction and launch of its satellites. Capitalized interest is recorded as part of the asset's cost and depreciated over the asset's useful life. Capitalized interest costs for the years ended December 31, 2022 and 2021 were approximately $5 million and $7 million, respectively.

Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.

The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Noncontrolling Interests

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), under the modified retrospective transition method. ASC 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASC 606 replaced most existing revenue recognition guidance in U.S. generally accepted accounting principles ("GAAP").

The Company elected to utilize certain practical expedients as permitted under ASC 606. The Company elected to apply the guidance from ASC 606 only to contracts that were not completed as of January 1, 2018. Completed contracts are those contracts for which substantially all of the revenue had been recognized under ASC 605. The Company also elected to utilize the practical expedient for contract modifications. For modified contracts, the Company did not separately evaluate the effects of each contract modification that occurred prior to January 1, 2018. Instead, the Company reflected the aggregate effect of all contract modifications (on a contract-by-contract basis) that occurred prior to January 1, 2018 by identifying the satisfied and unsatisfied performance obligations and allocating the transaction price to such performance obligations.

Sales, value add, and other taxes when collected concurrently with revenue producing activities are excluded from revenue. Incremental costs of obtaining a contract are expensed when the amortization period of the asset is one year or less. To the extent the incremental costs of obtaining a contract relate to a period greater than one year, the Company amortizes such incremental costs in a manner that is consistent with the transfer to the customer of the goods or services to which the asset relates. If, at contract inception, we determine the time period between when we transfer a promised good or service to a customer and when the customer pays us for that good or service is one year or less, we do not adjust the promised amount of consideration for the effects of a significant financing component.

Our customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in our consolidated statement of operations as the services are provided. Changes in the contract liability balance for Sirius XM Holdings during the year ended December 31, 2022 were not materially impacted by other factors. The opening and closing balances for our deferred revenue related to Formula 1 and Braves Holdings was approximately $347 million and $466 million, respectively.

As the majority of Sirius XM Holdings contracts are one year or less, Sirius XM Holdings utilized the optional exemption under ASC 606 and does not disclose information about the remaining performance obligations for contracts which have original expected durations of one year or less. As of December 31, 2022, less than six percent of the Sirius XM Holdings total deferred revenue balance related to contracts that extended beyond one year. These contracts primarily include prepaid data trials which are typically provided for three to five years as well as for self-pay customers who prepay for their audio subscriptions for up to three years in advance. These amounts will be recognized on a straight-line basis as Sirius XM Holdings' services are provided.

Significant portions of the transaction prices for Formula 1 and Braves Holdings are related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $2,426 million in 2023, $2,073 million in 2024, $6,552 million in 2025 through 2030, and $1,234 million thereafter, primarily recognized through 2035. We have not included any amounts in the undelivered performance obligations amounts for Formula 1 and Braves Holdings for those performance obligations that relate to a contract with an original expected duration of one year or less.

Sirius XM Holdings

The following table disaggregates Sirius XM Holdings' revenue by source:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Subscriber	$ 6,892	6,614	6,372
Advertising.	1,772	1,730	1,340
Equipment	189	201	173
Other.	150	151	155
Total Sirius XM Holdings revenue	$ 9,003	8,696	8,040

The following is a description of the principal activities from which Sirius XM Holdings generates its revenue - including from self-pay and paid promotional subscribers, advertising, and sales of equipment.

Subscriber revenue. Subscriber revenue consists primarily of subscription fees and other ancillary subscription based revenue. Revenue is recognized on a straight line basis when the performance obligations to provide each service for the period are satisfied, which is over time as Sirius XM Holdings' subscription services are continuously transmitted and can be consumed by customers at any time. Consumers purchasing or leasing a vehicle with a factory-installed satellite radio may receive between a three and twelve month subscription to Sirius XM Holdings' service. In certain cases, the subscription fees for these consumers are prepaid by the applicable automaker. Prepaid subscription fees received from automakers or directly from consumers are recorded as deferred revenue and amortized to revenue ratably over the service period which commences upon sale. Activation fees are recognized over one month as the activation fees are non-refundable and do not provide for a material right to the customer. There is no revenue recognized for unpaid trial subscriptions. In some cases, Sirius XM Holdings pays a loyalty fee to the automakers when it receives a certain amount of payments from self-pay customers acquired from that automaker. These fees are considered incremental costs to obtain a contract and are therefore recognized as an asset and amortized to subscriber acquisition costs over an average subscriber life. Revenue share and loyalty fees paid to an automaker offering a paid trial are accounted for as a reduction of revenue as the payment does not provide a distinct good or service.

Music royalty fee primarily consists of U.S. music royalty fees ("MRF") collected from subscribers. The related costs Sirius XM Holdings incurs for the right to broadcast music and other programming are recorded as revenue share and royalties expense in the consolidated statements of operations. Fees received from subscribers for the MRF are recorded as deferred revenue and amortized to subscriber revenue ratably over the service period.

Advertising revenue. Sirius XM Holdings recognizes revenue from the sale of advertising as performance obligations are satisfied, which generally occurs as ads are delivered. For Sirius XM Holdings' satellite radio service, ads are delivered when they are aired. For streaming services, ads are delivered primarily based on impressions. Agency fees are calculated based on a stated percentage applied to gross billing revenue for Sirius XM Holdings' advertising inventory and are reported as a reduction of advertising revenue. Additionally, Sirius XM Holdings pays certain third parties a percentage of advertising revenue. Advertising revenue is recorded gross of such revenue share payments as Sirius XM Holdings controls the advertising service including the ability to establish pricing and Sirius XM Holdings is primarily responsible for providing the service. Advertising revenue share payments are recorded to revenue share and royalties during the period in which the advertising is transmitted.

Equipment revenue. Equipment revenue and royalties from the sale of satellite radios, components and accessories are recognized upon shipment, net of discounts and rebates. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are reported as a component of cost of services.

Other revenue. Other revenue primarily includes revenue recognized from royalties received from Sirius XM Canada.

Sirius XM Holdings revenue is reported net of any taxes assessed by a governmental authority that is both imposed on, and concurrent with, a specific revenue-producing transaction between a seller and a customer in the consolidated statements of operations.

Formula 1

The following table disaggregates Formula 1's revenue by source:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Primary	$ 2,107	1,850	1,029
Other	466	286	116
Total Formula 1 revenue	$ 2,573	2,136	1,145

Upon entering into a new arrangement, Formula 1 occasionally incurs certain incremental costs of obtaining a contract. These incremental costs relate to commission amounts that will be paid over the life of the contract for which the recipient does not have any substantive future performance requirement to earn such commission. Accordingly, the commission costs are capitalized and amortized over the life of the contract.

The following is a description of principal activities from which Formula 1 generates its revenue.

Primary revenue. Formula 1 holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. Formula 1 derives its primary revenue from the commercial exploitation and development of the World Championship through a combination of entering into race promotion, broadcasting and sponsorship arrangements. Primary revenue derived from the commercial exploitation of the World Championship is (i) recognized on an event by event basis for those performance obligations associated with a specific event based on the fees within the underlying contractual arrangement and (ii) recognized over time for those performance obligations associated with a period of time that is greater than a single specific event (for example, over the entire race season or calendar year) based on the fees within the underlying contractual arrangement.

Other revenue. Formula 1 earns other revenue from miscellaneous and ancillary sources, primarily related to facilitating the shipment of cars and equipment to and from the events outside of Europe, revenue from the sale of tickets to the Formula One Paddock Club at most events, support races at events, various television production activities and other ancillary operations. To the extent such revenue relates to services provided or rights associated with a specific event, the revenue is recognized upon occurrence of the related event and to the extent such revenue relates to services provided or rights over a longer period of time, the revenue is recognized over time.

Braves Holdings

The following table disaggregates Braves Holdings' revenue by source:

	Years ended December 31,		
	2022	**2021**	**2020**
		amounts in millions	
Baseball	$ 535	526	142
Mixed-Use Development	53	42	36
Total Braves Holdings revenue	$ 588	568	178

Braves Holdings is required to estimate the entire transaction price of its contractual arrangements and recognize revenue allocated to each of the performance obligations within the contractual arrangements as those performance obligations are satisfied. Such performance obligations are typically satisfied over time and result in differences between revenue recognized and cash received, dependent on how far into a contractual arrangement Braves Holdings is at any given reporting period.

The following is a description of principal activities from which Braves Holdings generates its revenue.

Baseball revenue. Revenue for Braves Holdings ticket sales, signage and suites are recognized on a per game basis during the baseball season based on a pro rata share of total revenue earned during the entire baseball season to the total number of home games during the season. Broadcasting rights are recognized on a per game basis during the baseball season based on the pro rata number of games played to date to the total number of games during the season. Concession and parking revenue are recognized on a per game basis during the baseball season. MLB revenue is earned throughout the year based on an estimate of revenue generated by MLB on behalf of the 30 MLB clubs. Sources of MLB revenue primarily include the Major League Central Fund and distributions from various licensing agreements.

Mixed-Use Development revenue. Revenue from Braves Holdings' minimum rents are recognized on a straight-line basis over the terms of their respective lease agreements. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Overage rents are only recognized when each tenant's sales exceed the applicable sales threshold. Tenants reimburse Braves Holdings for a substantial portion of Braves Holdings operating expenses, including common area maintenance, real estate taxes and property insurance. Braves Holdings accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. Braves Holdings recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Sponsorship revenue is recognized on a straight-line basis over each annual period. Parking revenue is recognized daily based on actual usage.

Cost of Sirius XM Holdings Services

Revenue Share

Sirius XM Holdings shares a portion of its subscription revenue earned from self-pay subscribers with certain automakers. The terms of the revenue share agreements vary with each automaker, but are typically based upon the earned audio revenue as reported or gross billed audio revenue. Revenue share on self-pay revenue is recognized as an expense and recorded in revenue share and royalties in our consolidated statements of operations. Sirius XM Holdings also pays revenue share to certain talent on non-music stations on its satellite radio service and to podcast talent based on advertising revenue for the related channel or podcast. Revenue share on non-music channels and podcasts is recognized in Revenue share and royalties when it is earned. In some cases, Sirius XM Holdings pays minimum guarantees for revenue share to podcast owners which is recorded in other current assets in the consolidated balance sheets. The minimum guarantee is recognized in revenue share and royalties primarily on a straight line basis over the contractual term. The prepaid balance is regularly reviewed for recoverability and any amount not deemed to be recoverable is recognized as an expense in the period.

Royalties

In connection with its businesses, Sirius XM Holdings must enter into royalty arrangements with two sets of rights holders: holders of musical compositions copyrights (that is, the music and lyrics) and holders of sound recordings copyrights (that is, the actual recording of a work). The Sirius XM and Pandora businesses use both statutory and direct music licenses as part of their businesses. Sirius XM Holdings licenses varying rights - such as performance and mechanical rights - for use in its Sirius XM and Pandora businesses based on the various radio and interactive services they offer. The music rights licensing arrangements for the Sirius XM and Pandora businesses are complex.

Sirius XM Holdings pays performance royalties for its Sirius XM and Pandora businesses to holders and rights administrators of musical compositions copyrights, including performing rights organizations and other copyright owners. These performance royalties are based on agreements with performing rights organizations which represent the holders of these performance rights. The Sirius XM and Pandora businesses have arrangements with these performance rights organizations. Arrangements with Sirius XM generally include fixed payments during the term of the agreement and arrangements with Pandora for its ad-supported radio service have variable payments based on usage and ownership of a royalty pool. Pandora must also license reproduction rights, which are also referred to as mechanical rights, to offer the interactive features of the Pandora services. For Pandora subscription services, copyright holders receive payments for these rights at the rates determined in accordance with the statutory license set forth in Section 115 of the U.S. Copyright Act (the "Copyright Act"). These mechanical royalties are calculated as the greater of a percentage of Sirius XM Holdings' revenue or a percentage of its payments to record labels.

For Sirius XM Holdings' non-interactive satellite radio or streaming services, it may license sound recordings under direct licenses with the owners of sound recordings or based on the royalty rate established by the CRB. For Sirius XM, the royalty rate for sound recordings has been set by the CRB. The revenue subject to royalty includes subscription revenue from Sirius XM Holdings' U.S. satellite digital audio radio subscribers, and advertising revenue from channels other than those channels that make only incidental performances of sound recordings. The rates and terms permit Sirius XM to reduce the payment due each month for those sound recording directly licensed from copyright owners and exclude from its revenue certain other items, such as royalties paid to Sirius XM for intellectual property, sales and use taxes, bad debt expense and generally revenue attributable to areas of Sirius XM's business that do not involve the use of copyrighted sound recordings.

Pandora has entered into direct license agreements with major and independent music labels and distributors for a significant majority of the sound recordings that stream on the Pandora ad-supported service, Pandora Plus and Pandora Premium. For sound recordings that Pandora streams and for which it has not entered into a direct license agreement with the sound recording rights holders, the sound recordings are streamed pursuant to the statutory royalty rates set by the CRB. Pandora pays royalties to owners of sound recordings on either a per-performance fee based on the number of sound recordings transmitted or a percentage of revenue associated with the applicable service. Certain of these agreements also require Pandora to pay a per subscriber minimum amount.

Programming Costs

Programming costs which are for a specified number of events are amortized on an event-by-event basis; programming costs which are for a specified season or include programming through a dedicated channel are amortized over the season or period on a straight-line basis. Sirius XM Holdings allocates a portion of certain programming costs which are related to sponsorship and marketing activities to selling, general and administrative expense on a straight-line basis over the term of the agreement.

Cost of Formula 1 Revenue

Cost of Formula 1 revenue consists of team payments and hospitality costs, which are principally related to catering and other aspects of the production and delivery of the Paddock Club, and circuit rights' fees payable under various agreements with race promoters to acquire certain commercial rights at Events, including the right to sell advertising, hospitality and support race opportunities. Other costs include annual FIA regulatory fees, sponsorship commissions and those incurred in the provision and sale of freight, travel and logistical services, Formula 2 and Formula 3 cars, parts and maintenance services, television production and post-production services, advertising production services and digital and social media activities. These costs are largely variable in nature and relate directly to revenue opportunities.

Subscriber Acquisition Costs

Subscriber acquisition costs consist of costs incurred to acquire new subscribers which include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to Sirius XM service in the sale or lease price of a new vehicle; subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; product warranty obligations; freight; and provisions for inventory allowance attributable to inventory consumed in Sirius XM Holdings' automotive and retail distribution channels. Subscriber acquisition costs do not include advertising costs, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios.

Subsidies paid to radio manufacturers and automakers are expensed upon installation, shipment, receipt of product or activation and are included in subscriber acquisition costs because Sirius XM Holdings is responsible for providing the service to the customers. Commissions paid to retailers and automakers are expensed upon either the sale or activation of radios. Chipsets that are shipped to radio manufacturers and held on consignment are recorded as inventory and expensed as subscriber acquisition costs when placed into production by radio manufacturers. Costs for chipsets are expensed as subscriber acquisition costs when the automaker confirms receipt.

Advertising Costs

Advertising expense aggregated $537 million, $532 million and $452 million for the years ended December 31, 2022, 2021 and 2020, respectively. Advertising costs are primarily attributable to costs incurred by Sirius XM Holdings. Media-related advertising costs are expensed when advertisements air, and advertising production costs are expensed as incurred. Advertising production costs include expenses related to marketing and retention activities, including expenses related to direct mail, outbound telemarketing and email communications. Sirius XM Holdings also incurs advertising production costs related to cooperative marketing and promotional events and sponsorships. These costs are reflected in the selling, general and administrative expenses line in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 15, Liberty has granted to its directors, employees and employees of its subsidiaries options and restricted stock to purchase shares of Liberty common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award).

Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Cost of Sirius XM Holdings services:			
Programming and content	$ 34	33	32
Customer service and billing	6	6	6
Other	6	6	6
Other operating expense	39	36	43
Selling, general and administrative	152	175	174
	$ 237	256	261

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

Earnings Attributable to Liberty Stockholders Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented, including any necessary adjustments to earnings (loss) attributable to shareholders.

In August 2020, the Financial Accounting Standards Board issued Accounting Standards Update 2020-06, *Debt— Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)* ("ASU 2020-06") which removes the separation models for convertible debt with cash conversion or beneficial conversion features and also requires the application of the if-converted method for calculating diluted earnings per share as the treasury stock method is no longer permitted for convertible instruments. The Company adopted ASU 2020-06 as of January 1, 2022 using the modified retrospective approach, which does not require retrospective adjustment of prior period EPS, and recorded an immaterial cumulative effect adjustment to retained earnings upon adoption. The adoption of ASU 2020-06 decreased diluted earnings attributable to Liberty SiriusXM stockholders per common share by $0.27 per share and decreased diluted earnings attributable to Liberty Formula One stockholders per common share by $0.06 per share for the year ended December 31, 2022.

Series A, Series B and Series C Liberty SiriusXM Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2022, 2021 and 2020 are 25 million, 19 million and 25 million potentially dilutive shares of Liberty SiriusXM common stock, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2022	2021	2020 (a)
	number of shares in millions		
Basic WASO	328	335	334
Potentially dilutive shares (b)	17	2	2
Diluted WASO (c)	345	337	336

(a) As discussed in note 2, Liberty distributed subscription rights to holders of Liberty SiriusXM common stock, which were priced at a discount to the market value, to acquire additional shares of Series C Liberty SiriusXM common stock. The LSXMK rights offering, because of the discount, is considered a stock dividend and has been reflected retroactively in prior periods for the WASO.

(b) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Liberty SiriusXM Group are reported since the result would be antidilutive.

(c) As discussed in note 2, the Formula One Group's intergroup interest in the Liberty SiriusXM Group was eliminated on April 22, 2020 in conjunction with the reattribution. The number of notional Liberty Sirius XM shares representing the intergroup interest held by the Formula One Group was 1,945,491 immediately prior to the reattribution. The intergroup interest was a quasi-equity interest which was not represented by outstanding shares of common stock; rather, the Formula One Group had an attributed value in the Liberty SiriusXM Group which was generally stated in terms of a number of shares of stock issuable to the Formula One Group with respect to its interest in the Liberty SiriusXM Group. Each reporting period, the notional shares representing the intergroup interest were marked to fair value. As the notional shares underlying the intergroup interest were not represented by outstanding shares of common stock, such shares had not been officially designated Series A, B or C Liberty SiriusXM common stock. However, Liberty assumed that the notional shares would have been comprised of Series C Liberty SiriusXM common stock in order to not dilute voting percentages. Therefore, the market price of Series C Liberty SiriusXM common stock was used for the quarterly mark-to-market adjustment through the unaudited attributed consolidated statements of operations. The notional shares representing the intergroup interest had no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interest are included in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interest to fair value during the period.

For periods in which share settlement of the 2.125% Exchangeable Senior Debentures and 2.75% Exchangeable Senior Debentures, which may be settled in shares of Series C Liberty SiriusXM common stock, is dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instruments during the period, net of tax where appropriate. Additionally, a hypothetical mark to market adjustment on the shares of Series A Liberty SiriusXM common stock included in the Securities Basket underlying the warrants is included in the numerator adjustment in periods in which cash settlement of the warrants would be more dilutive than share settlement.

		Years ended December 31,		
		2022	**2021**	**2020**
		amounts in millions		
Basic earnings (loss) attributable to Liberty SiriusXM stockholders	$	1,292	599	(747)
Adjustments		(31)	—	(35)
Diluted earnings (loss) attributable to Liberty SiriusXM stockholders	$	1,261	599	(782)

Series A, Series B and Series C Liberty Braves Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2022, 2021 and 2020 are 10 million, 2 million and 5 million potentially dilutive shares of Liberty Braves common stock, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2022	**2021**	**2020**
	number of shares in millions		
Basic WASO	53	52	51
Potentially dilutive shares (a)	—	10	9
Diluted WASO (b)	53	62	60

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Braves Group are reported since the result would be antidilutive.

(b) As discussed in note 2, following the Recapitalization and Series C Liberty Braves common stock rights offering, the number of notional shares representing the Formula One Group's intergroup interest in the Braves Group was adjusted to 9,084,940 shares. A portion of this intergroup interest was reattributed to the Liberty SiriusXM Group on April 22, 2020. The number of notional shares representing the intergroup interest in the Braves Group held by the Formula One Group is 6,792,903 and the number of notional shares representing the intergroup interest in the Braves Group held by the Liberty SiriusXM Group is 1,811,066 as of December 31, 2022.

The intergroup interests are quasi-equity interests that are not represented by outstanding shares of common stock; rather, the Formula One Group and the Liberty SiriusXM Group have attributed values in the Braves Group which are generally stated in terms of a number of shares of stock issuable to the Formula One Group and the Liberty SiriusXM Group with respect to their interests in the Braves Group. Each reporting period, the notional shares representing the intergroup interests are marked to fair value. As the notional shares underlying the intergroup interests are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty has assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock since Series A Liberty Braves common stock underlie the Convertible Notes. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the quarterly mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the unaudited attributed consolidated statements of operations. The notional shares representing the intergroup interests have no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interests are included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interests are dilutive, an adjustment is also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interests to fair value during the period.

Additionally, a hypothetical mark to market adjustment on the shares of Series A Liberty Braves common stock included in the Securities Basket underlying the warrants is included in the numerator adjustment in periods in which cash settlement of the warrants would be more dilutive than share settlement.

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Basic earnings (loss) attributable to Liberty Braves stockholders.	$ (35)	(11)	(78)
Adjustments	—	31	(42)
Diluted earnings (loss) attributable to Liberty Braves stockholders.	$ (35)	20	(120)

Series A, Series B and Series C Liberty Formula One Common Stock

The basic and diluted EPS calculations are based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2022, 2021 and 2020 are 6 million, 5 million and 7 million potentially dilutive shares of Liberty Formula One common stock, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2022	**2021**	**2020**
	number of shares in millions		
Basic WASO	233	232	232
Potentially dilutive shares (a)	11	8	6
Diluted WASO (b)	244	240	238

(a) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which net losses attributable to the Formula One Group are reported since the result would be antidilutive.

(b) As discussed in note 2, the number of notional Liberty Formula One shares representing the Liberty SiriusXM Group's intergroup interest in the Formula One Group is 4,165,288 shares as of December 31, 2022. The intergroup interest is a quasi-equity interest which is not represented by outstanding shares of common stock; rather, the Liberty SiriusXM Group has an attributed value in the Formula One Group which is generally stated in terms of a number of shares of stock issuable to the Liberty SiriusXM Group with respect to its interest in the Formula One Group. Each reporting period, the notional shares representing the intergroup interest are marked to fair value. As the notional shares underlying the intergroup interest are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Formula One common stock. However, Liberty has assumed that the notional shares (if and when issued) would be comprised of Series A Liberty Formula One common stock since Series A Liberty Formula One common stock underlie the Convertible Notes. Therefore, the market price of Series A Liberty Formula One common stock is used for the quarterly mark-to-market adjustment through the unaudited attributed consolidated statements of operations. The notional shares representing the intergroup interest have no impact on the basic WASO. However, if dilutive, the notional shares representing the intergroup interest are included in the diluted WASO as if the shares had been issued and outstanding during the period. For periods in which share settlement of the intergroup interest is dilutive, an adjustment is also made to the numerator in the diluted earnings per share calculation for the unrealized gain or loss incurred from marking the intergroup interest to fair value during the period.

For periods in which share settlement of the 2.25% Convertible Senior Notes due 2027, which may be settled in shares of Series C Liberty Formula One common stock, is dilutive, the numerator adjustment includes a reversal of the interest expense and the unrealized gain or loss recorded on the instrument during the period, net of tax where appropriate. Additionally, an adjustment is also made to the numerator for a hypothetical mark to market adjustment on the shares of Series A Liberty Formula One common stock included in the Securities Basket underlying the warrants in periods in which cash settlement would be more dilutive than share settlement.

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Basic earnings (loss) attributable to Liberty Formula One stockholders	$ 558	(190)	(596)
Adjustments	(34)	112	75
Diluted earnings (loss) attributable to Liberty Formula One stockholders	$ 524	(78)	(521)

Reclasses and Adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurement of non-financial instruments, (ii) accounting for income taxes and (iii) the determination of the useful life of Sirius XM Holdings' broadcast/transmission system to be its most significant estimates.

The Company holds investments that are accounted for using the equity method. The Company does not control the decision making process or business management practices of these affiliates. Accordingly, the Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on the Company's consolidated financial statements.

(4) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Cash paid for acquisitions:			
Fair value of assets acquired	$ 25	(1)	62
Intangibles not subject to amortization	98	30	235
Intangibles subject to amortization	20	—	50
Net liabilities assumed	(4)	(11)	(46)
Deferred tax liabilities	(3)	(1)	(1)
Fair value of equity consideration	—	(3)	—
Cash paid (received) for acquisitions, net of cash acquired	$ 136	14	300
Stock repurchased by subsidiary not yet settled	$ 8	11	(19)
Cash paid for interest, net of amounts capitalized	$ 656	607	576
Cash paid for income taxes, net	$ 168	97	48

The following table reconciles cash and cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	December 31,		
	2022	2021	2020
	amounts in millions		
Cash and cash equivalents	$ 2,246	2,814	2,831
Restricted cash included in other current assets	22	88	16
Restricted cash included in other assets	8	22	30
Total cash, cash equivalents and restricted cash at end of period	$ 2,276	2,924	2,877

(5) Acquisitions and Restructurings

Sirius XM Holdings acquisition of Stitcher

On October 16, 2020, Sirius XM Holdings acquired certain assets and liabilities of Stitcher, a leader in podcast production, distribution, and ad sales, from The E.W. Scripps Company and certain of its subsidiaries ("Scripps") for $266 million in cash, which includes net working capital adjustments. The total purchase consideration of $302 million included $36 million related to the acquisition date fair value of the contingent consideration. During the year ended December 31, 2021, Sirius XM Holdings recorded a $17 million benefit related to the change in fair value of the 2021 portion of the contingent consideration associated with the transaction to impairment, restructuring and acquisition costs in the consolidated statement of operations. The fair value of the contingent consideration was determined using a probability-weighted cash flow model. Stitcher is included in the Pandora reporting unit. In connection with the acquisition, Sirius XM Holdings recognized goodwill of $224 million and intangible assets subject to amortization of $38 million. The goodwill of Stitcher is deductible for tax purposes as it was an asset acquisition.

Sirius XM Holdings recognized $4 million of costs related to the acquisition of Stitcher during the year ended December 31, 2020. The acquisition of Stitcher was financed through borrowings under Sirius XM Holdings' Senior Secured Revolving Credit Facility.

Sirius XM Holdings acquisition of Simplecast

On June 16, 2020, Sirius XM Holdings acquired Simplecast for $28 million in cash. Simplecast is a podcast management and analytics platform. Simplecast complements AdsWizz, Inc.'s advertising technology platform, allowing Sirius XM Holdings to offer podcasters of all sizes a powerful, comprehensive solution for publishing, analytics, distribution and advertising sales, and is included in the Pandora reporting unit. In connection with the acquisition, Sirius XM Holdings recognized goodwill of $17 million, intangible assets subject to amortization of $12 million, other assets of less than $1 million and deferred income tax liabilities of $1 million. The goodwill of Simplecast is not deductible for tax purposes. Sirius XM Holdings recognized less than $1 million of costs related to the acquisition of Simplecast during the year ended December 31, 2020.

Sirius XM Holdings restructuring costs

During the years ended December 31, 2022 and 2021, Sirius XM Holdings evaluated its office space needs and, as a result of such analyses, vacated certain office spaces. Sirius XM Holdings assessed the recoverability of the carrying value of the operating lease right of use assets related to these locations and recorded impairments of $16 million and $18 million during the years ended December 31, 2022 and 2021, respectively, to reduce the carrying values of the operating lease right of use assets to their respective fair values. The fair values of the assets were determined using a discounted cash flow model based on Sirius XM Holdings management's assumptions regarding the ability to sublease the locations and the remaining term of the leases. In addition, during the year ended December 31, 2022, Sirius XM Holdings wrote off $5 million of property and equipment located at the impaired office spaces and during the year ended December 31, 2021, Sirius XM Holdings accrued expenses of $6 million for which it will not recognize any future economic benefits and wrote off leasehold improvements of $1 million. These charges were recorded to impairment, restructuring and acquisition costs in the consolidated statement of operations for the years ended December 31, 2022 and 2021.

Separately, during the year ended December 31, 2022, Sirius XM Holdings performed an analysis surrounding initiatives that it is no longer pursuing and recorded an impairment of $43 million associated with terminated software projects and an impairment of $6 million related to personnel severance. In addition, Sirius XM Holdings sold real estate as part of an evaluation of its property needs and recognized a $4 million gain on the sale during the year ended December 31, 2022. These costs and gain on the real estate sale are included in impairment, restructuring and acquisition costs, net of recoveries in the consolidated statements of operations for the year ended December 31, 2022.

In May 2020, Sirius XM Holdings terminated the Automatic Labs Inc. ("Automatic") service, which was part of its connected services business. During the year ended December 31, 2020, Sirius XM Holdings recorded $24 million of restructuring expenses related to the termination of the service. The termination of the Automatic service did not meet the requirements to be reported as a discontinued operation because the termination of the service does not represent a strategic shift that will have a major effect on our operations and financial results.

(6) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

Liberty's assets and liabilities measured at fair value are as follows:

Description	Total	December 31, 2022 Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	December 31, 2021 Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
			amounts in millions			
Cash equivalents	$ 2,026	2,026	—	2,436	2,436	—
Short-term marketable securities.	$ —	—	—	70	70	—
Investment in trust account.	$ —	—	—	575	575	—
Debt and equity securities.	$ 80	80	—	217	217	—
Financial instrument assets	$ 393	86	307	640	99	541
Debt	$ 3,331	—	3,331	5,222	—	5,222
Financial instrument liabilities . .	$ —	—	—	59	20	39

The majority of Liberty's Level 2 financial instruments are debt related instruments and derivative instruments. These assets and liabilities are not always traded publicly or not considered to be traded on "active markets," as defined in GAAP. The fair values for such instruments are derived from a typical model using observable market data as the significant inputs or a trading price of a similar asset or liability is utilized. The fair value of debt related instruments are based on quoted market prices but not considered to be traded on "active markets," as defined by GAAP. Accordingly, those debt and equity securities, financial instruments and debt or debt related instruments are reported in the foregoing table as Level 2 fair value. Short-term marketable securities in the table above are included in the Other current assets line item in the consolidated balance sheets. Investments in the trust account and debt and equity securities and financial instrument assets included in the table above are included in the Other assets line item in the consolidated balance sheets. As of December 31, 2022, $219 million and $174 million of financial instrument assets included in the table above are included in the Other current assets and Other assets line items, respectively, in the consolidated balance sheet. As of December 31, 2021, $527 million and $113 million of financial instrument assets included in the table above are included in the Other current assets and Other assets line items, respectively, in the consolidated balance sheet.

Realized and Unrealized Gains (Losses) on Financial Instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following (amounts in millions):

		Years ended December 31,	
	2022	2021	2020
Debt and equity securities.	$ (7)	204	(74)
Debt measured at fair value (a).	717	(886)	(114)
Change in fair value of bond hedges (b)	(236)	193	(127)
Other.	125	38	(87)
	$ 599	(451)	(402)

(a) The Company elected to account for its exchangeable senior debentures and convertible notes using the fair value option. Changes in the fair value of the exchangeable senior debentures and convertible notes recognized in the consolidated statements of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the exchangeable senior debentures and cash convertible notes attributable to changes in the instrument specific credit risk was a loss of $4 million, loss of $107 million and gain of $148 million for the years ended December 31, 2022, 2021 and 2020, respectively, and the cumulative change was a gain of $64 million as of December 31, 2022.

(b) Contemporaneously with the issuance of the Convertible Notes, Liberty entered into privately negotiated cash convertible note hedges, which are expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes. The bond hedges are marked to market based on the trading price of underlying Series A Liberty SiriusXM, Liberty Braves and Liberty Formula One securities and other observable market data as the significant inputs (Level 2). See note 9 for additional discussion of the Convertible Notes and the bond hedges.

(7) Investments in Affiliates Accounted for Using the Equity Method

Liberty has various investments accounted for using the equity method. The following table includes the Company's carrying amount and percentage ownership and market value (Level 1) of the more significant investments in affiliates at December 31, 2022, and the carrying amount at December 31, 2021:

| | | December 31, 2022 | | December 31, 2021 |
	Percentage ownership	Fair Value (Level 1)	Carrying amount	Carrying amount
		dollar amounts in millions		
Liberty SiriusXM Group				
Live Nation	31%	$ 4,857	$ 158	89
Sirius XM Canada	70%	NA	597	642
Other			68	74
Total Liberty SiriusXM Group			823	805
Braves Group				
Other	various	NA	95	110
Total Braves Group			95	110
Formula One Group				
Other	various	NA	34	30
Total Formula One Group			34	30
Consolidated Liberty			$ 952	945

The following table presents the Company's share of earnings (losses) of affiliates:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Liberty SiriusXM Group			
Live Nation	$ 72	(235)	(465)
Sirius XM Canada	—	4	5
Other	(5)	(22)	(24)
Total Liberty SiriusXM Group	67	(253)	(484)
Braves Group			
Other	32	30	6
Total Braves Group	32	30	6
Formula One Group			
Live Nation	NA	NA	(112)
Other	—	23	4
Total Formula One Group	—	23	(108)
Consolidated Liberty	$ 99	(200)	(586)

Live Nation

Live Nation is considered the world's leading live entertainment company and seeks to innovate and enhance the live entertainment experience for artists and fans before, during and after the show. Liberty's interest in Live Nation was reattributed from the Formula One Group to the Liberty SiriusXM Group effective April 22, 2020.

Due to the impact of COVID-19, Live Nation recorded significant losses during the years ended December 31, 2021 and 2020. In September 2021, Live Nation completed an offering of approximately 5.2 million shares of its common stock, resulting in a gain on dilution of our investment in Live Nation. See note 9 for details regarding the number and fair value of Live Nation common stock pledged as collateral pursuant to the Live Nation Margin Loan as of December 31, 2022.

Summarized financial information for Live Nation is as follows:

Consolidated Balance Sheets

	December 31,	
	2022	**2021**
	amounts in millions	
Current assets	$ 8,160	6,684
Property, plant and equipment, net	1,488	1,092
Intangible assets	1,419	1,395
Goodwill	2,529	2,591
Other assets	2,865	2,640
Total assets	$ 16,461	14,402
Current liabilities	$ 8,303	6,856
Long-term debt, net	5,283	5,145
Other liabilities	2,111	2,037
Redeemable noncontrolling interests	670	552
Equity	94	(188)
Total liabilities and equity	$ 16,461	14,402

Consolidated Statements of Operations

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Revenue	$ 16,681	6,268	1,861
Operating expenses:			
Direct operating expenses	12,337	4,356	1,402
Selling, general and administrative expenses	2,956	1,755	1,524
Depreciation and amortization	450	416	485
Other operating expenses	206	159	103
	15,949	6,686	3,514
Operating income (loss)	732	(418)	(1,653)
Interest expense	(278)	(282)	(227)
Other income (expense), net	51	89	23
Earnings (loss) before income taxes	505	(611)	(1,857)
Income tax (expense) benefit	(96)	2	29
Net earnings (loss)	409	(609)	(1,828)
Less net earnings (loss) attributable to noncontrolling interests	113	42	(103)
Net earnings (loss) attributable to Live Nation stockholders	$ 296	(651)	(1,725)

Sirius XM Canada

As of December 31, 2022, Sirius XM Holdings holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings, Inc. ("Sirius XM Canada"). Sirius XM Canada is accounted for as an equity method investment as Sirius XM Holdings does not have the ability to direct the most significant activities that impact Sirius XM Canada's economic performance.

On March 15, 2022, Sirius XM Holdings and Sirius XM Canada entered into an amended and restated services and distribution agreement which modified the existing Services Agreement and terminated the existing Advisory Agreement, each dated as of May 25, 2017. Pursuant to the amended and restated services and distribution agreement, the fee payable by Sirius XM Canada to Sirius XM Holdings was modified from a fixed percentage of revenue to a variable fee, based on a target operating profit for Sirius XM Canada. Such variable fee is expected to be evaluated annually based on comparable companies. In accordance with the amended and restated services and distribution agreement, the fee is payable on a monthly basis, in arrears, beginning January 1, 2022.

In May 2017, Sirius XM Holdings extended a loan to Sirius XM Canada in the principal amount of $131 million. Prior to the March 2022 amendment, cumulative note repayments by Sirius XM Canada were $10 million. In connection with the execution of the amended and restated services and distribution agreement, Sirius XM Holdings forgave $113 million in principal amount of such loan to Sirius XM Canada, leaving an outstanding principal amount of $8 million on such loan as of December 31, 2022. The principal amount that was forgiven by Sirius XM Holdings was considered satisfied as contributed capital to Sirius XM Canada.

Sirius XM Holdings had approximately $42 million and $21 million in related party current assets as of December 31, 2022 and 2021, respectively. At December 31, 2021, Sirius XM Holdings had approximately $5 million in related party liabilities. Sirius XM Holdings recorded approximately $111 million, $101 million and $97 million in revenue for the years ended December 31, 2022, 2021 and 2020, respectively, associated with these various agreements. Sirius XM Canada paid dividends to Sirius XM Holdings of $9 million, $2 million and $2 million during the years ended December 31, 2022, 2021 and 2020.

SoundCloud

In February 2020, Sirius XM Holdings completed a $75 million investment in Series G Membership Units of SoundCloud Holdings, LLC ("SoundCloud"). The Series G Units are convertible at the option of the holders at any time into shares of ordinary membership units of SoundCloud at a ratio of one ordinary membership unit for each Series G Unit. The investment in SoundCloud is accounted for as an equity method investment as Sirius XM Holdings does not have the ability to direct the most significant activities that impact SoundCloud's economic performance.

In addition to Sirius XM Holdings' investment in SoundCloud, Pandora has an agreement with SoundCloud to be its exclusive ad sales representative in the U.S. and certain European countries. Through this arrangement, Pandora offers advertisers the ability to execute campaigns in the U.S. across the Pandora and SoundCloud platforms. Sirius XM Holdings recorded revenue share expense related to this agreement of $55 million, $60 million and $55 million during years ended December 31, 2022, 2021 and 2020, respectively. Sirius XM Holdings also had related party liabilities of $19 million and $24 million as of December 31, 2022 and 2021, respectively, related to this agreement.

(8) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	Sirius XM Holdings	Formula 1	Other	Total
		amounts in millions		
Balance at January 1, 2021	$ 15,082	3,956	180	19,218
Acquisitions (a)	30	—	—	30
Balance at December 31, 2021	15,112	3,956	180	19,248
Acquisitions (b)	97	—	—	97
Other	—	—	(4)	(4)
Balance at December 31, 2022	$ 15,209	3,956	176	19,341

(a) Sirius XM Holdings recorded goodwill related to an acquisition in April 2021 and recorded adjustments to contingent consideration for the prior year acquisition of Stitcher.

(b) During January 2022 and May 2022, Sirius XM Holdings completed immaterial acquisitions for total cash consideration of approximately $136 million.

Other Intangible Assets Not Subject to Amortization

Other intangible assets not subject to amortization, not separately disclosed, are trademarks ($1,242 million) at December 31, 2022 and 2021 and franchise rights owned by Braves Holdings ($124 million and $143 million) as of December 31, 2022 and 2021. We identified these assets as indefinite life intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are used and the effects of obsolescence on their use. Sirius XM Holdings' Federal Communications Commission ("FCC") licenses for its Sirius satellites expire in 2025 and 2030 and the FCC licenses for its XM satellites expire in 2023, 2026 and 2029. Prior to expiration, Sirius XM Holdings is required to apply for a renewal of its FCC licenses. The renewal and extension of its licenses is reasonably certain at minimal cost, which is expensed as incurred. Each of the FCC licenses authorizes Sirius XM Holdings to use the broadcast spectrum, which is a renewable, reusable resource that does not deplete or exhaust over time.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	December 31, 2022			December 31, 2021		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
			amounts in millions			
FIA Agreement	$ 3,630	(1,125)	2,505	3,630	(936)	2,694
Customer relationships	3,054	(1,936)	1,118	3,053	(1,679)	1,374
Licensing agreements	359	(272)	87	355	(243)	112
Other.	2,191	(1,613)	578	1,933	(1,316)	617
Total	$ 9,234	(4,946)	4,288	8,971	(4,174)	4,797

The FIA Agreement is amortized over 35 years, customer relationships are amortized over 10-15 years and licensing agreements are amortized over 15 years. Amortization expense was $782 million, $802 million and $815 million for the years ended December 31, 2022, 2021 and 2020, respectively. Based on its amortizable intangible assets as of December 31, 2022, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions):

2023	$	732
2024	$	610
2025	$	358
2026	$	333
2027	$	279

Impairments

Due to an increase in projected costs related to royalty rates from streaming, increasing uncertainty surrounding the projected demand for advertising and a decrease in listening hours, impairment losses of $956 million and $20 million were recorded during the year ended December 31, 2020 related to Pandora's goodwill and trademark, respectively. The fair value of the Pandora and Off-platform reporting unit was determined using a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3). The discounted cash flow model relies on making assumptions, such as the extent of the economic downturn related to the COVID-19 pandemic, the expected timing of recovery, expected growth in profitability and discount rate. Additionally, assumptions related to guideline company financial multiples used in the market approach decreased based on current market observations.

A quantitative assessment of Pandora's goodwill and trademark during the fourth quarter of 2022 indicated the estimated fair values of such assets were in excess of their respective carrying values. As of December 31, 2022, accumulated goodwill impairment losses for Liberty totaled $956 million and related entirely to the Sirius XM Holdings reportable segment.

(9) Debt

Debt is summarized as follows:

	Outstanding Principal December 31, 2022	Carrying value December 31, 2022	Carrying value December 31, 2021
		amounts in millions	
Liberty SiriusXM Group			
Corporate level notes and loans:			
1.375% Cash Convertible Senior Notes due 2023 (1)	$ 790	968	1,540
2.125% Exchangeable Senior Debentures due 2048 (1)	387	382	416
2.25% Exchangeable Senior Debentures due 2048 (1)	—	—	644
2.75% Exchangeable Senior Debentures due 2049 (1)	586	559	624
0.5% Exchangeable Senior Debentures due 2050 (1)	920	920	1,332
Sirius XM Holdings Margin Loan.................................	875	875	875
Live Nation Margin Loan.......................................	—	—	—
Subsidiary notes and loans:			
Sirius XM 3.125% Senior Notes due 2026	1,000	992	990
Sirius XM 5.0% Senior Notes due 2027	1,500	1,492	1,491
Sirius XM 4.0% Senior Notes due 2028	2,000	1,982	1,979
Sirius XM 5.50% Senior Notes due 2029	1,250	1,240	1,239
Sirius XM 4.125% Senior Notes due 2030	1,500	1,487	1,485
Sirius XM 3.875% Senior Notes due 2031	1,500	1,485	1,484
Pandora 1.75% Convertible Senior Notes due 2023	193	193	177
Sirius XM Senior Secured Revolving Credit Facility	80	80	—
Sirius XM Incremental Term Loan	500	500	—
Deferred financing costs		(12)	(14)
Total Liberty SiriusXM Group	13,081	13,143	14,262
Braves Group			
Subsidiary notes and loans:			
Notes and loans	546	546	700
Deferred financing costs		(4)	(3)
Total Braves Group	546	542	697
Formula One Group			
Corporate level notes and loans:			
1% Cash Convertible Notes due 2023 (1).........................	27	44	666
2.25% Convertible Senior Notes due 2027 (1).....................	475	458	—
Other	63	63	69
Subsidiary notes and loans:			
Senior Loan Facility..	2,425	2,389	2,902
Deferred financing costs		(7)	(6)
Total Formula One Group	2,990	2,947	3,631
Total debt	$ 16,617	16,632	18,590
Debt classified as current.....................................		(1,679)	(2,891)
Total long-term debt..		$ 14,953	15,699

(1) Measured at fair value

1.375% Cash Convertible Senior Notes due 2023

On October 17, 2013, Liberty issued $1 billion aggregate principal amount of the Convertible Notes. The Convertible Notes will mature on October 15, 2023 unless earlier repurchased by us or converted. Accordingly, as of December 31, 2022, the Convertible Notes are classified as a current liability in the consolidated balance sheet. Interest on the Convertible Notes is payable semi-annually in arrears on April 15 and October 15 of each year at a rate of 1.375% per annum. All conversions of the Convertible Notes will be settled solely in cash, and not through the delivery of any securities. During the year ended December 31, 2022, Liberty paid approximately $284 million to repurchase approximately $210 million aggregate principal amount of the Convertible Notes.

Since the date of issuance, the conversion adjustment and other provisions of the indenture have been amended to give effect to certain transactions. The consideration due upon conversion of any Convertible Note shall be determined based on the Securities Basket, consisting of 0.1087 of a share of Series A Liberty Braves common stock, 1.0163 shares of Series A Liberty SiriusXM common stock and 0.25 of a share of Series A Liberty Formula One common stock as of December 31, 2022.

Holders of the Convertible Notes may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date of the notes under certain circumstances. Liberty has elected to account for this instrument using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

Additionally, contemporaneously with the issuance of the Convertible Notes, Liberty entered into a bond hedge transaction (the "Bond Hedge Transaction"). The Bond Hedge Transaction is expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the components of the Securities Basket, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, was greater than the strike price of the components of the Securities Basket. During the year ended December 31, 2022, Liberty received approximately $72 million for the settlement of the portion of the bond hedge related to the repurchase of Convertible Notes described above. As of December 31, 2022, the Bond Hedge Transaction covered, in the aggregate, 4,165,288 shares of Series A Liberty Formula One common stock, 16,932,727 shares of Series A Liberty SiriusXM common stock and 1,811,066 shares of Series A Liberty Braves common stock, subject to anti-dilution adjustments pertaining to the Convertible Notes, which is equal to the aggregate number of shares comprising the Securities Basket underlying the Convertible Notes. The bond hedge expires on October 15, 2023 and is included in Other current assets as of December 31, 2022 and 2021 in the accompanying consolidated balance sheets, with changes in the fair value recorded as unrealized gains (losses) on financial instruments in the accompanying consolidated statements of operations.

Concurrently with the Convertible Notes and Bond Hedge Transaction, Liberty also entered into separate privately negotiated warrant transactions under which Liberty sold warrants relating to the same underlying shares of the Convertible Notes and Bond Hedge Transaction, subject to anti-dilution adjustments. The first expiration date of the warrants is January 16, 2024 and the remainder expire over a period covering 81 days thereafter. Liberty may elect to settle its delivery obligation under the warrant transactions with cash. During the year ended December 31, 2022, Liberty paid approximately $45 million for the settlement of the portion of the obligation under the warrants related to the repurchase of Convertible Notes described above. As of December 31, 2022, the warrants covered, in the aggregate, 4,165,288 shares of Series A Liberty Formula One common stock, 16,932,727 shares of Series A Liberty SiriusXM common stock and 1,811,066 shares of Series A Liberty Braves common stock, subject to anti-dilution adjustments. The strike price of the warrants, based on the basket of shares, was $61.16 per share as of December 31, 2022. As of December 31, 2022, the basket price of the securities underlying the warrants was $56.86 per share, which is the same as the basket price of the securities underlying the Bond Hedge Transaction. The warrants may have a dilutive effect with respect to the shares comprising the Securities Basket underlying the warrants to the extent that the settlement price exceeds the strike price of the warrants, and the warrants are settled in shares comprising such Securities Basket.

The Convertible Notes, Bond Hedge Transaction and warrants are attributed to the Liberty SiriusXM Group.

1% Cash Convertible Notes due 2023

On January 23, 2017, Liberty issued $450 million cash convertible notes at an interest rate of 1% per annum, which are convertible, under certain circumstances, into cash based on the trading prices of the underlying shares of Series C Liberty Formula One common stock and mature on January 30, 2023 (the "1% Convertible Notes''). Accordingly, as of December 31, 2022, the 1% Convertible Notes are classified as a current liability in the consolidated balance sheet. The initial conversion rate for the notes was approximately 27.11 shares of Series C Liberty Formula One common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $36.89 per share of Series C Liberty Formula One common stock. The conversion of the 1% Convertible Notes was settled solely in cash, and not through the delivery of any securities. During the year ended December 31, 2022, Liberty paid approximately $630 million to repurchase approximately $359 million aggregate principal amount of the 1% Convertible Notes. In January 2023, Liberty paid approximately $46 million to settle the remaining 1% Convertible Notes.

2.25% Convertible Senior Notes due 2027

On August 12, 2022, Liberty issued $475 million convertible notes at an interest rate of 2.25% per annum, which, at Liberty's election, are convertible into cash, shares of Series C Liberty Formula One common stock or a combination of cash and shares of Series C Liberty Formula One common stock and mature on August 15, 2027. The initial conversion rate for the notes is approximately 11.6198 shares of Series C Liberty Formula One common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $86.06 per share of Series C Liberty Formula One common stock. The notes are attributed to the Formula One Group. Liberty has elected to account for the notes using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

2.125% Exchangeable Senior Debentures due 2048

On March 6, 2018, Liberty closed a private offering of approximately $400 million aggregate principal amount of its 2.125% exchangeable senior debentures due 2048 (the "2.125% Exchangeable Senior Debentures due 2048"). Upon an exchange of debentures, pursuant to a supplemental indenture entered into in February 2023, Liberty will deliver solely cash to satisfy its exchange obligations. The number of shares of Sirius XM Holdings common stock attributable to a debenture represents an initial exchange price of approximately $8.02 per share. A total of approximately 49.9 million shares of Sirius XM Holdings common stock are attributable to the debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2018. The debentures may be redeemed by Liberty, in whole or in part, on or after April 7, 2023. Holders of the debentures also have the right to require Liberty to purchase their debentures on April 7, 2023. Accordingly, the 2.125% Exchangeable Senior Debentures due 2048 are classified as a current liability in the consolidated balance sheet as of December 31, 2022. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest. The debentures, are attributed to the Liberty SiriusXM Group. Liberty has elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

In accordance with the terms of the indenture governing the 2.125% Exchangeable Senior Debentures due 2048, following Liberty's receipt of Sirius XM Holdings' special cash dividend, as described in note 13, Liberty made an extraordinary cash distribution of $31.1731 per debenture to holders of the 2.125% Exchangeable Senior Debentures due 2048. Also pursuant to the indenture, the original principal amount of the 2.125% Exchangeable Senior Debentures due 2048 was reduced by an amount equal to the extraordinary distribution of approximately $12 million.

2.25% Exchangeable Senior Debentures due 2048

In December 2018, Liberty closed a private offering of approximately $385 million aggregate principal amount of its 2.25% exchangeable senior debentures due 2048 (the "2.25% Exchangeable Senior Debentures due 2048"). The number of shares of Live Nation common stock attributable to a debenture represented an initial exchange price of approximately $66.28 per share and a total of approximately 5.8 million shares of Live Nation common stock were attributable to the debentures. Interest was payable quarterly on March 1, June 1, September 1 and December 1 of each year. Holders of the debentures had the right to require Liberty to purchase their debentures on December 1, 2021. In October 2021, Liberty issued a notice of redemption in full on December 1, 2021 of the 2.25% Exchangeable Debentures due 2048. All Holders exercised their right to exchange the debentures in the fourth quarter and, pursuant to a supplemental indenture entered into in September 2021, Liberty delivered cash upon settlement of the exchange of debentures. In January 2022, the exchanges of debentures were settled for $664 million. The debentures were attributed to the Liberty SiriusXM Group. Liberty elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

2.75% Exchangeable Senior Debentures due 2049

On November 26, 2019, Liberty closed a private offering of approximately $604 million aggregate principal amount of its 2.75% exchangeable senior debentures due 2049 (the "2.75% Exchangeable Senior Debentures due 2049"). Upon an exchange of debentures, Liberty, at its option, may deliver Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock, cash or a combination of Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock and/or cash. The number of shares of Sirius XM Holdings common stock attributable to a debenture represents an initial exchange price of approximately $8.62 per share. A total of approximately 70 million shares of Sirius XM Holdings common stock are attributable to the debentures. Interest is payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing March 1, 2020. The debentures may be redeemed by Liberty, in whole or in part, on or after December 1, 2024. Holders of the debentures also have the right to require Liberty to purchase their debentures on December 1, 2024. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The debentures are attributed to the Liberty SiriusXM Group. Liberty has elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

In accordance with the terms of the indenture governing the 2.75% Exchangeable Senior Debentures due 2049, following Liberty's receipt of Sirius XM Holdings' special cash dividend, as described in note 13, Liberty made an extraordinary cash distribution of $29.0057 per debenture to holders of the 2.75% Exchangeable Senior Debentures due 2049. Also pursuant to the indenture, the original principal amount of the 2.75% Exchangeable Senior Debentures due 2049 was reduced by an amount equal to the extraordinary distribution of approximately $18 million.

0.5% Exchangeable Senior Debentures due 2050

In November 2020, Liberty closed a private offering of approximately $920 million aggregate principal amount of its 0.5% exchangeable senior debentures due 2050 (the "0.5% Exchangeable Senior Debentures due 2050"). Upon an exchange of debentures, Liberty, at its option, may deliver Live Nation common stock, cash or a combination of Live Nation common stock and/or cash. The number of shares of Live Nation common stock attributable to a debenture represents an initial exchange price of approximately $90.10 per share. A total of approximately 10 million shares of Live Nation common stock are attributable to the debentures. Interest is payable quarterly on March 1, June 1, September 1 and December 1 of each year, commencing March 1, 2021. The debentures may be redeemed by Liberty, in whole or in part, on or after September 1, 2024. Holders of the debentures also have the right to require Liberty to purchase their debentures on September 1, 2024. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The debentures are attributed to the Liberty SiriusXM Group. Liberty has elected to account for the debentures using the fair value option. See note 6 for information related to unrealized gains (losses) on debt measured at fair value.

Margin Loans

Sirius XM Holdings Margin Loan

In March 2020, Liberty Siri MarginCo, LLC ("Siri MarginCo"), a wholly-owned subsidiary of Liberty, amended its margin loan agreement secured by shares of Sirius XM Holdings common stock (the "Sirius XM Holdings Margin Loan") that was comprised of a $250 million term loan, a $500 million revolving line of credit and a $600 million delayed draw term loan. The term loan, delayed draw term loan and any drawn portion of the revolver carried an interest rate of LIBOR plus 2.05% with the undrawn portion carrying a fee of 0.75%. Borrowings outstanding under the Sirius XM Holdings Margin Loan bore interest at a rate of 2.30% per annum at December 31, 2020.

On February 24, 2021, Siri MarginCo borrowed $125 million pursuant to an amendment to this margin loan agreement which includes an $875 million term loan and an $875 million revolving line of credit. Also pursuant to the amendment, the maturity was extended to March 2024. The term loan and any drawn portion of the revolver carry an interest rate of LIBOR plus 2.00% with the undrawn portion carrying a fee of 0.50%. Borrowings outstanding under the Sirius XM Holdings Margin Loan bore interest at a rate of 6.73% and 2.22% per annum at December 31, 2022 and 2021, respectively. As of December 31, 2022, availability under the Sirius XM Holdings Margin Loan was $875 million. As of December 31, 2022, 1.0 billion shares of the Company's Sirius XM Holdings common stock with a value of $5,840 million were held in collateral accounts related to the Sirius XM Holdings Margin Loan. The margin loan contains various affirmative and negative covenants that restrict the activities of the borrower. The margin loan does not include any financial covenants.

Live Nation Margin Loan

On December 10, 2018, LMC LYV, a wholly owned subsidiary of Liberty, amended the Live Nation Margin Loan agreement, increasing the borrowing capacity to $600 million, decreasing the interest rate to LIBOR plus 1.80% and increasing the undrawn commitment fee to either 0.75% or 0.85% per annum (based on the undrawn amount). On March 19, 2020, the Company repaid all amounts outstanding on the margin loan. On March 27, 2020, the margin loan agreement was amended, reducing the borrowing capacity to $270 million. On November 9, 2020, the margin loan was amended, reducing the borrowing capacity to $200 million, increasing the interest rate to LIBOR plus 2.0%, decreasing the undrawn commitment fee to 0.5% per annum and extending the maturity date to December 9, 2022. On December 3, 2021, the margin loan was amended, increasing the borrowing capacity to $400 million. On May 9, 2022, the margin loan was amended, replacing the delayed draw term loan with a $400 million revolving line of credit, changing the interest rate to the Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR") plus Term SOFR Adjustment (0.1%) plus 2.0% and extending the maturity to May 9, 2025. Interest on the margin loan is payable on the last business day of each calendar quarter. As of December 31, 2022, availability under the Live Nation Margin Loan was $400 million. As of December 31, 2022, 9.0 million shares of the Company's Live Nation common stock with a value of $626 million were pledged as collateral to the loan. The Live Nation Margin Loan contains various affirmative and negative covenants that restrict the activities of the borrower. The loan agreement does not include any financial covenants. The Live Nation Margin Loan is attributed to the Liberty SiriusXM Group.

Sirius XM Holdings Senior Notes

Sirius XM 3.125% Senior Notes Due 2026 and Sirius XM 3.875% Senior Notes Due 2031

In August 2021, Sirius XM Holdings issued $1.0 billion aggregate principal amount of 3.125% Senior Notes due 2026 (the "3.125% Notes") and $1.5 billion aggregate principal amount of 3.875% Senior Notes due 2031 (the "3.875% Notes"). Interest on the 3.125% Notes and 3.875% Notes is payable semi-annually on March 1 and September 1. The 3.125% Notes mature on September 1, 2026 and the 3.875% Notes mature on September 1, 2031. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 5.00% Senior Notes due 2027

In July 2017, Sirius XM Holdings issued $1.5 billion aggregate principal amount of 5.00% Senior Notes due 2027 (the "5.00% Notes"). Interest is payable semi-annually in arrears on February 1 and August 1. The 5.00% Notes will mature on August 1, 2027. The 5.00% notes are recorded net of the remaining unamortized discount. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 4.0% Senior Notes Due 2028

In June 2021, Sirius XM issued $2.0 billion aggregate principal amount of 4.0% Senior Notes due 2028 (the "4.0% Notes"). Interest is payable semi-annually in arrears on January 15 and July 15 of each year at a rate of 4.0% per annum. The 4.0% Notes will mature on July 15, 2028. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 5.50% Senior Notes due 2029

In June 2019, Sirius XM Holdings issued $1.25 billion aggregate principal amount of 5.50% Senior Notes due 2029 (the "5.50% Notes"). Interest is payable semi-annually in arrears on January 1 and July 1 of each year at an annual rate of 5.50%. The 5.50% Notes will mature on July 1, 2029 and are recorded net of the remaining unamortized discount. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Sirius XM 4.125% Senior Notes due 2030

In June 2020, Sirius XM Holdings issued $1.5 billion aggregate principal amount of 4.125% Senior Notes due 2030 (the "4.125% Notes"). Interest is payable semi-annually in arrears on January 1 and July 1 of each year at an annual rate of 4.125%. The 4.125% Notes will mature on July 1, 2030 and are recorded net of the remaining unamortized discount. Substantially all of Sirius XM Holdings' domestic wholly-owned subsidiaries guarantee Sirius XM Holdings' obligations under the notes.

Pandora 1.75% Convertible Senior Notes due 2023

Sirius XM Holdings acquired $193 million principal amount of the 1.75% Convertible Senior Notes due 2023 (the "Pandora Notes due 2023") as part of the Pandora acquisition in February 2019. As of December 31, 2022, the conversion rate applicable to the Pandora Notes due 2023 was 162.7373 shares of Sirius XM Holdings' common stock per one thousand principal amount of the Pandora Notes due 2023. Prior to the adoption of ASU 2020-06, as described in note 3, Sirius XM Holdings allocated the principal amount of the Pandora Notes due 2023 between the liability and equity components. Upon adoption of ASU 2020-06 on January 1, 2022, as further described in note 3, the separation model for convertible debt with cash conversion features was removed and, as a result, Sirius XM Holdings recorded an immaterial adjustment to the carrying value of the Pandora Notes due 2023 and a corresponding cumulative effect adjustment to retained earnings. The Pandora Notes due 2023 were not convertible into Sirius XM Holdings' common stock and not redeemable as of December 31, 2022.

Sirius XM Holdings Senior Secured Revolving Credit Facility and Incremental Term Loan

Sirius XM Holdings entered into a Senior Secured Revolving Credit Facility (the "Credit Facility") with a syndicate of financial institutions with a total borrowing capacity of $1,750 million which matures in August 2026. The Credit Facility is guaranteed by certain of Sirius XM Holdings' material domestic subsidiaries and is secured by a lien on substantially all of Sirius XM Holdings' assets and the assets of its material domestic subsidiaries. Interest on borrowings is payable on a monthly basis and accrues at a rate based on LIBOR plus an applicable rate. Borrowings outstanding under the Credit Facility bore interest at a rate of 5.89% per annum as of December 31, 2022. Sirius XM Holdings is required to pay a variable fee on the average daily unused portion of the Credit Facility which was 0.25% per annum as of December 31, 2022 and is payable on a quarterly basis. The Credit Facility contains customary covenants, including a maintenance covenant. Availability under the Credit Facility was $1,670 million as of December 31, 2022.

On April 11, 2022, Sirius XM Holdings entered into an amendment to the Credit Facility to incorporate an incremental term loan borrowing of $500 million which matures on April 11, 2024. Interest on the incremental term loan borrowing is based on Adjusted Term SOFR plus an applicable rate. Borrowings outstanding under the incremental term loan bore interest at a rate of 5.36% per annum as of December 31, 2022.

Braves Holdings Notes and Loans

Braves Holdings' debt, primarily related to the stadium and mixed-use complex, is summarized as follows:

| | Carrying value | | As of December 31, 2022 | | |
	December 31, 2022	December 31, 2021	Borrowing Capacity	Weighted avg interest rate	Maturity Date
	dollar amounts in millions				
Operating credit facilities	$ —	120	275	NA	various
Ballpark funding					
Senior secured note	172	178	NA	3.77%	September 2041
Floating rate notes	—	55	NA	NA	September 2029
Stadium credit facility	44	46	44	5.73%	July 2026
Mixed-use credit facilities and loans . . .	300	271	428	4.49%	various
Spring training credit facility	30	30	NA	3.65%	December 2030
Total Braves Holdings	$ 546	700			

Formula 1 Loans

On November 23, 2022, Formula 1 refinanced its previous $2.9 billion first lien Term Loan B and $500 million revolving credit facility (collectively, the "Senior Loan Facility") with a new $725 million first lien Term Loan A, a refinanced $1.7 billion Term Loan B and a new $500 million revolving credit facility. The Term Loan A and revolving credit facility mature on January 15, 2028 and the Term Loan B matures on January 15, 2030. As of December 31, 2022, there were no outstanding borrowings under the $500 million revolving credit facility. The margin for the Term Loan B is 3.25% with the potential to step down to 3.00% if a certain leverage test is met. The margin for the new Term Loan A and revolving credit facility is between 1.50% and 2.25% depending on leverage ratios, amongst other things, and is fixed at 1.75% for the first year. The reference rate for the Term Loan A, Term Loan B and dollar borrowings under the revolving credit facility is Term SOFR. The interest rate on the Senior Loan Facility was approximately 7.12% and 3.50% as of December 31, 2022 and 2021, respectively. The Senior Loan Facility remains non-recourse to Liberty Media. The Senior Loan Facility is secured by share pledges and floating charges over Formula 1's primary operating companies with certain cross guarantees. Additionally, as of December 31, 2022, Formula 1 has interest rate swaps on $2.1 billion of the $2.4 billion Senior Loan Facility in order to manage its interest rate risk.

Debt Covenants

The Sirius XM Holdings Credit Facility contains certain financial covenants related to Sirius XM Holdings' leverage ratio. Braves Holdings' debt contains certain financial covenants related to Braves Holdings' debt service coverage ratio, fixed charge coverage ratio and debt yield ratio. The Formula 1 Senior Loan Facility contains certain financial covenants, including a leverage ratio. Additionally, Sirius XM Holdings' Credit Facility, Braves Holdings' debt, Formula 1 debt and other borrowings contain certain non-financial covenants. As of December 31, 2022, the Company, Sirius XM Holdings, Formula 1 and Braves Holdings were in compliance with all debt covenants.

Fair Value of Debt

The fair values, based on quoted market prices of the same instruments but not considered to be active markets (Level 2), of Sirius XM Holdings' publicly traded debt securities, not reported at fair value, are as follows (amounts in millions):

	December 31, 2022
Sirius XM 3.125% Senior Notes due 2026	$ 884
Sirius XM 5.0% Senior Notes due 2027	$ 1,386
Sirius XM 4.0% Senior Notes due 2028	$ 1,725
Sirius XM 5.50% Senior Notes due 2029	$ 1,141
Sirius XM 4.125% Senior Notes due 2030	$ 1,245
Sirius XM 3.875% Senior Notes due 2031	$ 1,192
Pandora 1.75% Convertible Senior Notes due 2023	$ 197

Due to the variable rate nature of the Credit Facility, margin loans and other debt, the Company believes that the carrying amount approximates fair value at December 31, 2022.

Five Year Maturities

The annual principal maturities of outstanding debt obligations for each of the next five years is as follows (amounts in millions):

2023	$ 1,109
2024	$ 1,460
2025	$ 147
2026	$ 1,194
2027	$ 2,173

(10) Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification Topic 842 ("ASC 842") and elected the transition method that allows for a cumulative-effect adjustment in the period of adoption. ASC 842 requires a company to recognize lease assets and lease liabilities arising from operating leases in the statement of financial position. Additionally, the criteria for classifying a lease as a finance lease versus an operating lease are substantially the same as the previous guidance.

We elected certain of the available transition practical expedients, including those that permit us to not reassess (1) whether any expired or existing contracts are leases or contain leases, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases as of the effective date. We elected the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment. The most significant impact of ASC 842 was the recognition of right-of-use assets and lease liabilities for operating leases. In addition, the Company elected the practical expedient to account for the lease and non-lease components as a single component and will not recognize right-of-use assets or lease liabilities for short-term leases, which are those leases with a term of twelve months or less at the lease commencement date.

The Company and its subsidiaries lease a baseball stadium and facilities, business offices, satellite transponders and equipment. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease.

Our leases have remaining lease terms of 1 year to 38 years, some of which may include the option to extend for up to 10 years, and some of which include options to terminate the leases within 1 to 10 years.

Braves Holdings' baseball stadium was historically accounted for as a financing obligation under the build-to-suit lease guidance. The transition guidance for a build-to-suit lease arrangement requires the lessee to derecognize the assets and liabilities that were recognized solely as a result of a transaction's build-to-suit designation under the previous accounting guidance, with any difference recorded as an adjustment to equity as of the adoption date. Braves Holdings then applied the general lessee guidance under ASC 842 to the baseball stadium lease, including classifying it as a finance lease, and recorded a right-of-use asset and lease liability on the balance sheet, which has been initially measured at the present value of the remaining lease payments over the lease term.

The following table presents the components of lease expense:

		Years ended December 31,	
	2022	**2021**	**2020**
		amounts in millions	
Finance lease cost			
Depreciation of leased assets	$ 32	35	35
Interest on lease liabilities	5	6	6
Total finance lease cost.	37	41	41
Operating lease cost.	89	89	93
Sublease income.	(3)	(4)	(2)
Total lease cost	$ 123	126	132

The remaining weighted-average lease terms and the weighted average discount rates were as follows:

	2022	**2021**	**2020**
Weighted-average remaining lease term (years):			
Finance leases	24.4	27.7	28.3
Operating leases	8.2	8.4	9.2
Weighted-average discount rate:			
Finance leases	4.5%	4.7%	4.6%
Operating leases	5.3%	5.2%	5.2%

The following table presents supplemental balance sheet information related to leases:

		December 31,	
		2022	**2021**
		amounts in millions	
Operating leases:			
Operating lease right-of-use assets (1)	$	344	403
Current operating lease liabilities (2)	$	53	54
Operating lease liabilities (3)		349	405
Total operating lease liabilities	$	402	459
Finance Leases:			
Property and equipment, at cost	$	491	477
Accumulated depreciation		(181)	(150)
Property and equipment, net	$	310	327
Current finance lease liabilities (2)	$	7	5
Finance lease liabilities (3)		117	111
Total finance lease liabilities	$	124	116

(1) Included in Other assets in the consolidated balance sheet
(2) Included in Other current liabilities in the consolidated balance sheet
(3) Included in Other liabilities in the consolidated balance sheet

Supplemental cash flow information related to leases was as follows:

		Years ended December 31,	
		2022	2021
		amounts in millions	
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$	86	89
Financing cash flows for finance leases	$	7	5
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$	17	11

Future minimum payments under noncancelable operating leases and finance leases with initial terms of one year or more at December 31, 2022 consisted of the following:

		Finance leases	Operating leases
		amounts in millions	
2023	$	13	73
2024		12	66
2025		9	65
2026		9	62
2027		9	56
Thereafter		134	169
Total lease payments		186	491
Less: implied interest		62	89
Present value of lease liabilities	$	124	402

(11) Liberty Media Acquisition Corporation

In November 2020, the Company, through its wholly owned subsidiary, Liberty Media Acquisition Sponsor, LLC (the "Sponsor"), formed LMAC and ultimately purchased approximately 14.4 million shares of LMAC Series F common stock ("Founder Shares") for $25,000.

On January 26, 2021, LMAC consummated its initial public offering ("IPO") of 57.5 million units (the "Units"), including 7.5 million Units sold pursuant to the full exercise of the underwriters' overallotment option. Each Unit consisted of one share of Series A common stock of LMAC and one-fifth of one redeemable warrant of LMAC. Each whole warrant entitled the holder thereof to purchase one share of Series A common stock for $11.50 per share, subject to adjustment, following the later of 30 days after the completion of LMAC's initial business combination and 12 months from the closing of the IPO ("Public Warrants"). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to LMAC of $575 million, which were placed in a U.S.-based trust account (Level 1) which was included in other assets in the consolidated balance sheet as of December 31, 2021. Substantially concurrent with the IPO, LMAC completed the private placement of 10 million warrants to the Sponsor, generating gross proceeds of $15 million ("Private Placement Warrants"). Each Private Placement Warrant entitled the holder thereof to purchase one share of LMAC's Series A common stock for $11.50 per share, subject to adjustment, following the later of 30 days after the completion of LMAC's initial business combination and 12 months from the closing of the IPO and the Sponsor committed to acquire $250 million of forward purchase units (each consisting of one share of LMAC's Series B common stock and one-fifth of one redeemable warrant to purchase one share of LMAC's Series A common stock), at a price of $10.00 per unit, pursuant to a forward purchase agreement that would close substantially concurrently with the consummation of LMAC's initial business combination.

The Company, through the Sponsor's ownership of the Founder Shares, owned 20% of LMAC's issued and outstanding common stock. The Founder Shares had certain governance rights which allow the Company to control LMAC's affairs, policies and operations through the initial business combination and therefore the Company consolidated LMAC post-IPO. LMAC also entered into services and facilities sharing agreements with the Company for shared office space, services and personnel based on a flat fee.

The Public Warrants, issued as part of the Units in the IPO, had certain provisions which required LMAC to account for these instruments at fair value as a liability. Therefore, the proceeds from the IPO were bifurcated between the warrants and the Series A common stock. At the IPO date, approximately $20 million was recorded as a warrant liability within Other Liabilities, net of IPO costs.

LMAC's Series A common stock, issued as part of the Units in the IPO, had certain provisions which allowed the holder to put back the stock to LMAC upon an initial business combination at their election. This conditional redemption feature required the Company to account for those shares that were subject to potential redemption as redeemable noncontrolling interests which required temporary equity classification (outside of permanent equity).

Since its IPO, LMAC employed a broad set of search criteria for potential target business combinations, however, LMAC's management observed what it believes were high valuations in 2021, a declining IPO market in 2022, and significant public and private market volatility, which prevented LMAC from securing an opportunity that it believed would offer a compelling return on investment for its stockholders. In light of these circumstances, LMAC determined that it was not feasible to complete an initial business combination in advance of the contractual termination date of January 26, 2023. As a result, on November 14, 2022, stockholders of LMAC approved an amendment to LMAC's certificate of incorporation which allowed LMAC to unwind and redeem all of its outstanding public shares prior to December 30, 2022. The redemption was completed during December 2022 and LMAC was subsequently dissolved.

The changes in the components of redeemable noncontrolling interests were as follows:

	Years ended December 31,	
	2022	2021
	amounts in millions	
Balance, beginning of period	$ 575	—
Initial recognition of redeemable noncontrolling interests	—	524
Net earnings (loss) attributable to the noncontrolling interests	17	(3)
Change in redemption value of redeemable noncontrolling interests	(13)	54
Redemption of noncontrolling interests	(579)	—
Balance, end of period	$ —	575

The Company's interest in LMAC was attributed to the Formula One Group. Transactions and ownership interests with the Sponsor eliminated upon consolidation.

(12) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Current:			
Federal	$ (77)	(26)	13
State and local	(50)	(51)	(62)
Foreign	(24)	(9)	(2)
	(151)	(86)	(51)
Deferred:			
Federal	(299)	(130)	12
State and local	(44)	84	(1)
Foreign	330	87	84
	(13)	41	95
Income tax benefit (expense)	$ (164)	(45)	44

The following table presents a summary of our domestic and foreign earnings (loss) before income taxes:

	Years ended December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Domestic	$ 1,852	666	(969)
Foreign	341	123	(466)
Total	$ 2,193	789	(1,435)

Expected income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2022, 2021 and 2020 as a result of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Computed expected tax benefit (expense)	$ (461)	(166)	301
State and local income taxes, net of federal income taxes	(76)	(58)	(42)
Foreign income taxes, net of foreign tax credit	27	34	20
Income tax reserves	12	140	(19)
Taxable dividends, net of dividends received deductions	(7)	(11)	(12)
Federal tax credits	25	55	24
Change in valuation allowance affecting tax expense	303	(135)	(69)
Change in tax rate	6	146	30
Deductible stock-based compensation	26	36	14
Non-deductible executive compensation	(21)	(17)	(17)
Non-taxable gain / non-deductible (loss)	11	(76)	—
Impairment of nondeductible goodwill	—	—	(194)
Other, net	(9)	7	8
Income tax benefit (expense)	$ (164)	(45)	44

For the year ended December 31, 2022, the significant reconciling items, as noted in the table above, are a decrease in our valuation allowance, partially offset by the effect of state income taxes.

For the year ended December 31, 2021, the significant reconciling items, as noted in the table above, are federal income tax credits, the settlement of state income tax audits at Sirius XM Holdings and a change in the Company's foreign effective tax rate, partially offset by an increase in our valuation allowance, the effect of state income taxes and certain losses that are not deductible for income tax purposes.

For the year ended December 31, 2020, the significant reconciling items, as noted in the table above, are additional tax expense related to an impairment loss on goodwill that is not deductible for tax purposes and an increase in the Company's valuation allowance, partially offset by tax benefits related to changes in the Company's foreign effective tax rate and federal tax credits.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2022	**2021**
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ 1,170	1,475
Other accrued liabilities	256	232
Investments	139	83
Accrued stock compensation	81	84
Deferred revenue.	34	41
Discount on debt	—	207
Other future deductible amounts	16	19
Deferred tax assets.	1,696	2,141
Valuation allowance	(116)	(424)
Net deferred tax assets.	1,580	1,717
Deferred tax liabilities:		
Intangible assets	2,696	2,767
Fixed assets	371	478
Discount on debt	29	—
Deferred tax liabilities	3,096	3,245
Net deferred tax liabilities.	$ 1,516	1,528

During the year ended December 31, 2022, there was a $303 million decrease in the Company's valuation allowance that affected tax expense and a $5 million decrease that affected equity.

At December 31, 2022, the Company had a deferred tax asset of $1,170 million for federal, state and foreign net operating losses ("NOLs"), interest expense carryforwards and tax credit carryforwards. Of this amount, the Company has $4 million of federal NOLs, $205 million of state NOLs, $76 million of federal interest expense carryforwards, $72 million of federal tax credit carryforwards, $101 million of state tax credit carryforwards, $322 million of foreign NOLs and $301 million of foreign interest expense carryforwards that may be carried forward indefinitely. The remaining $89 million of carryforwards expire at certain future dates. These carryforwards are expected to be utilized in future periods and are not subject to a valuation allowance.

A reconciliation of unrecognized tax benefits is as follows:

	December 31,		
	2022	**2021**	**2020**
	amounts in millions		
Balance at beginning of year	$ 179	432	405
Decrease for tax positions of prior years	(17)	(2)	(7)
Increase (decrease) in tax positions for current year	31	(10)	20
Increase in tax positions from prior years	5	9	14
Settlements with tax authorities	—	(250)	—
Balance at end of year	$ 198	179	432

As of December 31, 2022, the Company had unrecognized tax benefits and uncertain tax positions of $198 million. If such tax benefits were to be recognized for financial statement purposes, approximately $198 million would be reflected in the Company's tax expense and affect its effective tax rate. We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2022 will significantly increase or decrease during the twelve-month period ending December 31, 2023; however, various events could cause our current expectations to change in the future. The Company's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment.

As of December 31, 2022, the Company's tax years prior to 2019 are closed for federal income tax purposes, and the IRS has completed its examination of the Company's 2019 and 2020 tax years. The Company's 2021 tax year is not under IRS examination. The Company's 2022 tax year is currently under examination by the IRS. Various states are currently examining the Company's prior years' state income tax returns. We do not expect the ultimate disposition of these audits to have a material adverse effect on our financial position or results of operations.

As of December 31, 2022, the Company had approximately $2 million in accrued interest and penalties recorded related to uncertain tax positions.

On February 1, 2021, the Company entered into a tax sharing agreement with Sirius XM Holdings governing the allocation of consolidated U.S. income tax liabilities and setting forth agreements with respect to other tax matters. The tax sharing agreement was negotiated by the Company with a special committee of Sirius XM Holdings' board of directors, all of whom are independent of the Company, and approved by the executive committee of the Board of Directors. The tax sharing agreement contains provisions that the Company believes are customary for tax sharing agreements between members of a consolidated group.

Under the Internal Revenue Code, two eligible corporations may form a consolidated tax group, and file a consolidated federal income tax return, if one corporation owns stock representing at least 80% of the voting power and value of the outstanding capital stock of the other corporation. Following the closing of the share exchange on November 3, 2021, as described in note 1, Liberty owned greater than 80% of the outstanding equity interest of Sirius XM Holdings, and, as a result, Liberty and Sirius XM Holdings became members of the same consolidated federal income tax group.

On November 1, 2021, Sirius XM Holdings entered into (i) an agreement with Liberty whereby Liberty agreed not to effect any merger with Sirius XM Holdings pursuant to Section 253 of the General Corporation Law of the State of Delaware (or any successor to such statute) without obtaining the prior approval of a special committee of the Sirius XM Holdings board of directors, all of whom are independent of Liberty (the "Special Committee") (or any successor special committee of Sirius XM Holdings' independent and disinterested directors) and (ii) an agreement regarding certain tax matters relating to the exchange. Each of these agreements was negotiated by the Special Committee with Liberty.

(13) Stockholders' Equity

Preferred Stock

Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. As of December 31, 2022, no shares of preferred stock were issued.

Common Stock

Series A Liberty SiriusXM, Liberty Braves and Liberty Formula One common stock have one vote per share, Series B Liberty SiriusXM, Liberty Braves and Liberty Formula One common stock have ten votes per share and Series C Liberty SiriusXM, Liberty Braves and Liberty Formula One common stock have no votes per share except as otherwise required by Delaware law. Each share of Series B common stock is exchangeable at the option of the holder for one share of Series A common stock of the same group. All series of our common stock participate on an equal basis with respect to dividends and distributions.

Purchases of Common Stock

During the year ended December 31, 2020, the Company repurchased 4.0 million shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $174 million and 3.8 million shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $144 million under the authorized repurchase program. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. There were no repurchases of Series A Liberty Braves common stock or Liberty Formula One common stock and no repurchases of Series C Liberty Braves common stock or Liberty Formula One common stock during the year ended December 31, 2020.

During the year ended December 31, 2021, the Company repurchased 3.1 million shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $141 million, 7.7 million shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $359 million and 1.2 million shares of Series A Liberty Formula One common stock for aggregate cash consideration of $55 million under the authorized repurchase program. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. There were no repurchases of Series A Liberty Braves common stock and no repurchases of Series C Liberty Braves common stock or Liberty Formula One common stock during the year ended December 31, 2021.

During the year ended December 31, 2022, the Company repurchased 3.5 million shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $161 million, 4.5 million shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $197 million and 0.7 million shares of Series A Liberty Formula One common stock for aggregate cash consideration of $37 million under the authorized repurchase program. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. There were no repurchases of Series A Liberty Braves common stock and no repurchases of Series C Liberty Braves common stock or Liberty Formula One common stock during the year ended December 31, 2022.

Dividends Declared by Subsidiary

During the year ended December 31, 2020, Sirius XM Holdings declared a cash dividend each quarter, and paid in cash an aggregate amount of $237 million, of which Liberty received $173 million.

During the year ended December 31, 2021, Sirius XM Holdings declared a cash dividend each quarter, and paid in cash an aggregate amount of $268 million, of which Liberty received $210 million.

During the year ended December 31, 2022, Sirius XM Holdings declared quarterly dividends and a special dividend and paid in cash an aggregate amount of $1,339 million, of which Liberty received $1,090 million.

On January 25, 2023, Sirius XM Holdings' board of directors declared a quarterly dividend on its common stock in the amount of $0.0242 per share of common stock, payable on February 24, 2023 to stockholders of record at the close of business on February 9, 2023.

(14) Related Party Transactions with Officers and Directors

Chief Executive Officer Compensation Arrangement

In December 2019, the Compensation Committee (the "Committee") of Liberty approved a compensation arrangement (the "CEO Arrangement") for its President and Chief Executive Officer (the "CEO"). Also in December 2019, each of the Service Companies executed an amendment to each Service Company's services agreement with Liberty, pursuant to which components of the CEO's compensation described below are either paid directly to the CEO by each Service Company or reimbursed to Liberty, in each case based on allocations among Liberty and each of the Service Companies set forth in the service agreement amendments. This allocation percentage will be determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on a Liberty-wide and CEO basis, weighted 50%, in each case, absent agreement to the contrary by Liberty and the Service Companies in consultation with the CEO. The allocation percentage will then be adjusted annually and following certain events. For the years ended December 31, 2022, 2021 and 2020, the allocation percentage for Liberty was 49%, 41% and 44%, respectively.

The CEO Arrangement provides for a five year employment term which began on January 1, 2020 and ends December 31, 2024, with an annual base salary of $3 million (with no contracted increase), a one-time cash commitment bonus of $5 million (paid in December 2019) and an annual target cash performance bonus of $17 million (with payment subject to the achievement of one or more performance metrics as determined by the applicable company's Compensation Committee), upfront equity awards and annual equity awards (as described below).

The CEO was entitled to receive term equity awards with an aggregate grant date fair value of $90 million (the "Upfront Awards") which were granted in two equal tranches. The first tranche consisted of time-vested stock options from each of Liberty, Qurate Retail, Liberty Broadband and GCI Liberty and time-vested restricted stock units from Liberty TripAdvisor (collectively, the "2019 term awards") that vest, in each case, on December 31, 2023 (except Liberty TripAdvisor's award of time-vested restricted stock units, which vests on December 15, 2023), subject to the CEO's continued employment, except under certain circumstances. Liberty's portion of the 2019 term awards, granted in December 2019, had an aggregate grant date fair value of $19,800,000 and consisted of stock options to purchase 927,334 Series C Liberty SiriusXM common stock ("LSXMK") shares, 313,342 Series C Liberty Braves ("BATRK") shares and 588,954 Series C Formula One common stock ("FWONK") shares, with exercise prices of $47.11, $29.10 and $43.85, respectively. The second tranche of the Upfront Awards consisted of time-vested stock options from each of Liberty, Qurate Retail, Liberty Broadband and GCI Liberty and time-vested restricted stock units from Liberty TripAdvisor (collectively, the "2020 term awards") that vest, in each case, on December 31, 2024 (except Liberty TripAdvisor's award of time-vested restricted stock units, which vests on December 7, 2024), subject to the CEO's continued employment, except under certain circumstances. Liberty's portion of the 2020 term awards, granted in December 2020, had an aggregate grant date fair value of $19,107,000 and consisted of stock options to purchase 665,140 LSXMK shares, 352,224 BATRK shares and 544,508 FWONK shares, with exercise prices of $42.13, $26.36 and $43.01, respectively.

Beginning in 2020, the CEO received annual equity award grants with an annual aggregate grant date fair value of $17.5 million, consisting of time-vested options and/or performance-based restricted stock units. The CEO elected the portions of his annual equity awards that he desired to be issued in the form of options, performance-based restricted stock units or a combination of both. The annual equity awards were allocated across Liberty and each of the Service Companies. Vesting of any of these annual performance-based restricted stock units will be subject to the achievement of one or more performance metrics to be approved by the Compensation Committee of the applicable company with respect to its respective allocable portion of the annual performance-based restricted stock units. At Liberty, the CEO's annual equity awards were issued with respect to LSXMK, BATRK and FWONK.

The CEO will be entitled to payments and benefits if his employment is terminated, subject to the execution of releases. Such payments and benefits generally will take the form of cash payments, issuance of fully vested shares and the acceleration of unvested equity awards, depending on the type of termination. In the event that the CEO's services to a Service Company are discontinued and he remains employed by Liberty following such discontinuation (unless such discontinuation is for cause (as defined in his employment agreement)), the Service Company will be required to make a termination payment to Liberty, as well as provide the CEO with certain payments and benefits upon termination under certain circumstances.

Exchange Agreement with Chairman

On July 28, 2021, the Company entered into an exchange agreement, among the Company, John C. Malone (the Chairman of the Board of the Company), and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of Series B Liberty SiriusXM common stock, Series B Liberty Braves common stock or Series B Liberty Formula One common stock for shares of Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock or Series C Liberty Formula One common stock, respectively, in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes of any of the Company's tracking stock groups (each, a "Group") or an increase of Mr. Malone's beneficially-owned voting power in any Group (other than a Voting Power Exchange (as defined below)) (an "Accretive Event"), in each case, such that Mr. Malone's voting power with respect to such Group would exceed the Target Voting Power plus 0.5%, (ii) from and after the occurrence of any Accretive Event, any event that would result in an increase in the outstanding votes of any Group or a decrease of Mr. Malone's beneficially-owned voting power in any Group (a "Dilutive Event"), in each case, such that Mr. Malone's voting power with respect to such Group falls below the Target Voting Power less 0.5%, or (iii) on a quarterly basis or in connection with any annual or special meeting of stockholders, upon request by Mr. Malone or the JM Trust, if Mr. Malone's aggregate voting power in the Company is less than the Target Voting Power and would continue to be less than the Target Voting Power upon completion of such exchange (a "Voting Power Exchange"). Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of Series B common stock of one or more Groups are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event with respect to a Group, Mr. Malone or the JM Trust will be required to exchange with the Company shares of Series B common stock of such Group ("Exchanged Group Series B Shares") for an equal number of shares of Series C common stock of the same Group so as to maintain Mr. Malone's voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement. In connection with a Dilutive Event with respect to a Group, Mr. Malone and the JM Trust may exchange with the Company shares of Series C common stock of a Group for an equal number of shares of

Series B common stock of the same Group equal to the lesser of (i) the number of shares of Series B common stock of the same Group which would maintain Mr. Malone's voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Group Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement. In a Voting Power Exchange, the Company will be required to exchange with Mr. Malone and the JM Trust shares of Series B common stock of any Group on a one-for-one basis for shares of Series C common stock of the same Group, with the maximum number of shares of Series B common stock to be delivered to Mr. Malone or the JM Trust equal to the number of Exchanged Group Series B Shares at such time that may be delivered without resulting in Mr. Malone's aggregate voting power in the Company exceeding the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

As of December 31, 2022, there have been no exchanges of the Company's shares pursuant to the Exchange Agreement.

Chairman's Employment Agreement

On December 12, 2008, the Committee determined to modify its employment arrangements with Mr. Malone, to permit Mr. Malone to begin receiving payments in 2009 while he remains employed by the Company (instead of following his termination) in satisfaction of Liberty's obligations to him under two deferred compensation plans and a salary continuation plan. Under one of the deferred compensation plans (the "8% Plan"), compensation has been deferred by Mr. Malone since January 1, 1993 and accrues interest at the rate of 8% per annum compounded annually from the applicable date of deferral. Under the second plan (the "13% Plan"), compensation was deferred by Mr. Malone from 1982 until December 31, 1992 and accrues interest at the rate of 13% per annum compounded annually from the applicable date of deferral. The amounts owed to Mr. Malone under the 8% Plan and 13% Plan aggregated approximately $2.4 million and $20 million, respectively, at December 31, 2008. The amount owed to Mr. Malone under his salary continuation plan aggregated approximately $39 million at December 31, 2008. Mr. Malone will receive 240 equal monthly installments as follows, which began on February 1, 2009: (1) approximately $20,000 under the 8% Plan; (2) approximately $237,000 under the 13% Plan; and (3) approximately $164,000 under the salary continuation plan. Interest ceased to accrue under his salary continuation plan once the payment began.

(15) Stock-Based Compensation

Liberty—Incentive Plans

Liberty grants, to certain of its directors, employees and employees of its subsidiaries, restricted stock ("RSAs"), restricted stock units ("RSUs") and stock options to purchase shares of its common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan (the "2022 Plan"), the Company may grant Awards in respect of a maximum of 20.0 million shares of Series A, Series B and Series C Liberty Media Corporation common stock plus the shares remaining available for Awards under the prior Liberty Media Corporation 2017 Omnibus Incentive Plan (the "2017 Plan"), as of close of business on May 24, 2022, the effective date of the 2022 Plan. Any forfeited shares from the 2017 Plan shall also be available again under the 2022 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards.

Liberty—Grants of Awards

Awards granted in 2022, 2021 and 2020 are summarized as follows:

	Years ended December 31,					
	2022		**2021**		**2020**	
	Options granted (000's)	**Weighted average GDFV**	**Options granted (000's)**	**Weighted average GDFV**	**Options granted (000's)**	**Weighted average GDFV**
Series C Liberty SiriusXM common stock, Liberty employees and directors (1)	42	$ 13.31	66	$ 14.54	372	$ 12.12
Series C Liberty SiriusXM common stock, Liberty CEO (2)	212	$ 14.45	257	$ 13.73	1,053	$ 11.03
Series C Liberty Formula One common stock, Liberty employees and directors (1)	34	$ 23.94	55	$ 18.79	305	$ 14.29
Series C Liberty Formula One common stock, Liberty CEO (2).	181	$ 21.31	—	$ —	791	$ 12.42
Series C Liberty Formula One common stock, Formula 1 employees (3).	86	$ 21.31	718	$ 15.96	1,435	$ 7.55
Series C Liberty Braves common stock, Liberty employees and directors (1)	10	$ 12.40	23	$ 9.93	146	$ 7.79
Series C Liberty Braves common stock, Liberty CEO (2)	95	$ 9.16	—	$ —	489	$ 7.26
Series C Liberty Braves common stock, Braves employees (4)	—	$ —	—	$ —	1,585	$ 8.52

(1) Mainly vests between two and four years for employees and in one year for directors.

(2) Grants made in March 2022 cliff vested in December 2022. Grant made in March 2021 cliff vested in December 2021. Grants made in March 2020 cliff vested in December 2020, and grants made in December 2020 in connection with the CEO's employment agreement cliff vest in December 2024. See discussion in note 14 regarding the compensation agreement with the Company's CEO.

(3) Grants made in 2022 and 2021 vested in equal quarterly installments over one year. Grants made in 2020 vested monthly over one year.

(4) Grants made in December 2020 vested 50% in December 2022 and vest 50% in December 2023.

In addition to the stock option grants to the Liberty CEO, and in connection with his employment agreement, the Company granted time-based and performance-based RSUs. During the year ended December 31, 2020, the Company granted 9 thousand, 7 thousand and 3 thousand time-based RSUs of Series C common stock of Liberty SiriusXM, Liberty Formula One and Liberty Braves, respectively, to our CEO. The RSUs had a GDFV of $33.11, $24.68 and $18.17 per share, respectively, and cliff vested on December 10, 2020. These RSU grants were issued in lieu of our CEO receiving 50% of his remaining base salary for the last three quarters of calendar year 2020, and he waived his right to receive the other 50%, in each case, in light of the ongoing financial impact of COVID-19. During the year ended December 31, 2021, the Company granted 65 thousand and 31 thousand performance-based RSUs of Series C common stock of Liberty Formula One and Liberty Braves, respectively, to our CEO. Such RSUs had a GDFV of $45.88 per share and $31.24 per share, respectively, and cliff vested one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.

The Company did not grant any options to purchase shares of Series A or Series B Liberty SiriusXM, Liberty Formula One or Liberty Braves common stock during the year ended December 31, 2022.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2022, 2021 and 2020, the range of expected terms was 5.3 to 5.6 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty's stocks and the implied volatility of publicly traded Liberty options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

The following table presents the volatilities used by the Company in the Black-Scholes Model for the 2022, 2021 and 2020 grants.

	Volatility
2022 grants	
Liberty options	25.5 % - 37.4 %
2021 grants	
Liberty options	30.9 % - 37.4 %
2020 grants	
Liberty options	21.8 % - 37.2 %

Liberty—Outstanding Awards

The following tables present the number and weighted average exercise price ("WAEP") of options to purchase Liberty common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

Liberty SiriusXM

	Series C			
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2022	7,369	$ 38.79		
Granted	254	$ 44.29		
Exercised.	(760)	$ 31.22		
Forfeited/Cancelled	(1)	$ 31.87		
Outstanding at December 31, 2022	6,862	$ 39.83	2.8 years	$ 14
Exercisable at December 31, 2022.	4,883	$ 37.89	2.2 years	$ 14

Liberty Formula One

	Series C			
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2022	9,114	$ 34.38		
Granted	301	$ 57.92		
Exercised	(2,329)	$ 31.96		
Forfeited/Cancelled	—	$ —		
Outstanding at December 31, 2022	7,086	$ 36.18	3.8 years	$ 167
Exercisable at December 31, 2022	5,625	$ 34.19	3.5 years	$ 144

Liberty Braves

	Series C			
	Liberty Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2022	3,125	$ 25.86		
Granted	105	$ 26.20		
Exercised	(122)	$ 18.12		
Forfeited/Cancelled	—	$ —		
Outstanding at December 31, 2022	3,108	$ 26.17	4.4 years	$ 19
Exercisable at December 31, 2022	1,493	$ 24.92	3.9 years	$ 11

As of December 31, 2022, there were no outstanding Series A or Series B options to purchase shares of Series A or Series B Liberty SiriusXM common stock, Liberty Formula One common stock or Liberty Braves common stock, respectively.

As of December 31, 2022, the total unrecognized compensation cost related to unvested Liberty Awards was approximately $31 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.4 years.

As of December 31, 2022, 6.9 million, 7.1 million and 3.1 million shares of Series C Liberty SiriusXM, Liberty Formula One and Liberty Braves common stock, respectively, were reserved for issuance under exercise privileges of outstanding stock options.

Liberty—Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2022, 2021 and 2020 was $84 million, $144 million and $8 million, respectively.

Liberty—Restricted Stock and Restricted Stock Units

The Company had approximately 73 thousand, 74 thousand and 178 thousand unvested RSAs and RSUs of Liberty SiriusXM, Liberty Formula One and Liberty Braves common stock, respectively, held by certain directors, officers and employees of the Company as of December 31, 2022. These Series A and Series C unvested RSAs and RSUs of Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Braves common stock had a weighted average GDFV of $41.28, $55.34 and $31.55 per share, respectively.

The aggregate fair value of all RSAs and RSUs of Liberty common stock that vested during the years ended December 31, 2022, 2021 and 2020 was $16 million, $13 million and $45 million, respectively.

Sirius XM Holdings—Stock-based Compensation

During the years ended December 31, 2022, 2021 and 2020, Sirius XM Holdings granted various types of stock awards to its employees and members of its board of directors. Stock-based awards are generally subject to a graded vesting requirement, which is generally three to four years from the grant date. Stock options generally expire ten years from the date of grant. Restricted stock units include performance-based restricted stock units ("PRSUs"), the vesting of which are subject to the achievement of performance goals and the employee's continued employment and generally cliff vest on the third anniversary of the grant date. Sirius XM Holdings calculates the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The weighted average volatility applied to the fair value determination of Sirius XM Holdings' option grants during 2022, 2021 and 2020 was 31%, 33% and 28%, respectively. During the year ended December 31, 2022, Sirius XM Holdings granted approximately 11 million stock options with a weighted-average exercise price of $6.46 per share and a grant date fair value of $1.48 per share. As of December 31, 2022, Sirius XM Holdings has approximately 134 million options outstanding of which approximately 78 million are exercisable, each with a weighted-average exercise price per share of $5.55 and $5.18, respectively. The aggregate intrinsic value of these outstanding and exercisable options was $69 million and $69 million, respectively. During the year ended December 31, 2022, Sirius XM Holdings granted approximately 46 million RSUs and PRSUs with a grant date fair value of $6.55 per share. The stock-based compensation related to Sirius XM Holdings stock options and restricted stock awards was $197 million, $202 million and $223 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the total unrecognized compensation cost related to unvested Sirius XM Holdings stock options was $472 million. The Sirius XM Holdings unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.5 years.

(16) Employee Benefit Plans

Liberty is the sponsor of the Liberty Media 401(k) Savings Plan (the "Liberty 401(k) Plan"), which provides its employees and the employees of certain of its subsidiaries an opportunity for ownership in the Company and creates a retirement fund. The Liberty 401(k) Plan provides for employees to make contributions to a trust for investment in Liberty common stock, as well as several mutual funds. The Company and its subsidiaries make matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by employees. In addition, certain of the Company's subsidiaries have similar employee benefit plans. Employer cash contributions to all plans aggregated $32 million, $35 million and $30 million for each of the years ended December 31, 2022, 2021 and 2020, respectively.

(17) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in Liberty's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, unrealized holding gains and losses on debt and equity securities and Liberty's share of accumulated other comprehensive earnings of affiliates.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Unrealized holding gains (losses) on securities	Foreign currency translation adjustment	Other	AOCI
		amounts in millions		
Balance at January 1, 2020	$ (12)	(17)	(4)	(33)
Other comprehensive earnings (loss) attributable to Liberty stockholders	(7)	10	108	111
Balance at December 31, 2020	(19)	(7)	104	78
Other comprehensive earnings (loss) attributable to Liberty stockholders	(1)	(4)	(78)	(83)
Balance at December 31, 2021	(20)	(11)	26	(5)
Other comprehensive earnings (loss) attributable to Liberty stockholders	18	(65)	13	(34)
Balance at December 31, 2022	$ (2)	(76)	39	(39)

The components of other comprehensive earnings (loss) are reflected in Liberty's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in millions		
Year ended December 31, 2022:			
Unrealized holding gains (losses) arising during period	$ 23	(5)	18
Credit risk on fair value debt instruments gains (losses)	28	(6)	22
Foreign currency translation adjustments	(69)	15	(54)
Recognition of previously unrealized (gains) losses on debt	(32)	7	(25)
Other comprehensive earnings	$ (50)	11	(39)
Year ended December 31, 2021:			
Unrealized holding gains (losses) arising during period	$ (1)	—	(1)
Credit risk on fair value debt instruments gains (losses)	(106)	23	(83)
Foreign currency translation adjustments	4	(1)	3
Recognition of previously unrealized (gains) losses on debt	(3)	1	(2)
Other comprehensive earnings	$ (106)	23	(83)
Year ended December 31, 2020:			
Unrealized holding gains (losses) arising during period	$ (9)	2	(7)
Credit risk on fair value debt instruments gains (losses)	149	(32)	117
Foreign currency translation adjustments	4	(1)	3
Other comprehensive earnings	$ 144	(31)	113

(18) Commitments and Contingencies

Guarantees

In connection with agreements for the sale of assets by the Company or its subsidiaries, the Company may retain liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification obligations may extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Employment Contracts

Long-term employment contacts provide for, among other items, annual compensation for certain Braves players (current and former) and other employees. Amounts due under such contracts as of December 31, 2022 aggregated $868 million, which is payable as follows: $184 million in 2023, $132 million in 2024, $115 million in 2025, $114 million in 2026, $90 million in 2027 and $233 million thereafter. Additionally, these contracts may include incentive compensation (although certain incentive compensation awards cannot be earned by more than one player per season).

Programming, music royalties and other contractual arrangements

Sirius XM Holdings has entered into various programming agreements under which Sirius XM Holdings' obligations include fixed payments, advertising commitments and revenue sharing arrangements. In addition, Sirius XM Holdings has entered into certain music royalty arrangements that include fixed payments. Amounts due under programming and music royalty agreements are payable as follows: $738 million in 2023, $525 million in 2024, $274 million in 2025, $163 million in 2026 and $62 million in 2027. Future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the amounts above. In addition, Sirius XM Holdings has entered into agreements related to certain satellite and transmission costs, sales and marketing costs and in-orbit performance payments to the manufacturer of its satellites. Amounts due under these agreements are payable as follows: $354 million in 2023, $312 million in 2024, $194 million in 2025, $80 million in 2026 and $10 million in 2027.

SXM-7 Satellite

During the year ended December 31, 2021, Sirius XM Holdings recorded an impairment charge of $220 million to impairment, restructuring and acquisition costs, net of recoveries in the consolidated statement of operations related to the total loss of the SXM-7 satellite. Sirius XM Holdings procured insurance for SXM-7 to cover the risks associated with the satellite's launch and first year of in-orbit operation. The aggregate coverage under the insurance policies with respect to SXM-7 was $225 million. During the year ended December 31, 2021 Sirius XM Holdings collected insurance recoveries of $225 million. Of this amount, $220 million was recorded as a reduction to impairment, restructuring and acquisition costs in the consolidated statements of operations. The remaining $5 million was recorded in other, net in the consolidated statements of operations. SXM-7 remains in-orbit at its assigned orbital location, but is not being used to provide satellite radio service.

The SXM-8 satellite was successfully launched into a geostationary orbit on June 6, 2021 and was placed into service on September 8, 2021 following the completion of in-orbit testing. The SXM-8 satellite replaced the XM-3 satellite.

During the year ended December 31, 2022, the XM-5 satellite replaced the XM-4 satellite. As of December 31, 2022, the XM-3 and XM-4 satellites remain available as in-orbit spares.

Impact of COVID-19

At the outset of the coronavirus outbreak ("COVID-19"), the business operations of Formula 1, Braves Holdings and Live Nation initially were largely, if not completely, suspended. In 2020, the regular baseball season was comprised of 60 games and Formula 1 had 17 Events. The 2021 regular baseball season was comprised of 161 games. Formula 1 originally scheduled 23 Events in 2021, and after a number of Events were cancelled and/or replaced, a record 22 Events took place. Braves Holdings and Formula 1 had limitations on the number of fans in attendance at certain games and Events in 2021, thereby reducing revenue associated with fan attendance. Starting in the third quarter of 2021, Live Nation saw a meaningful restart of its operations, with growth in ticket sales, new sponsor partners and the resumption of shows, primarily in the U.S. and U.K. In 2022, the Braves played a full 162 game schedule and Formula 1 held 22 Events. Although Formula 1, Braves Holdings and Live Nation saw a more complete return to normal business operations, schedules and events in 2022, it is unclear whether and to what extent COVID-19 concerns, or a future pandemic or epidemic, will impact the use of and/or demand for the entertainment, events and services provided by these businesses and demand for sponsorship and advertising assets. If these businesses face cancelled events, closed venues and reduced attendance in the future, the impact may substantially decrease our revenue. Due to the revenue reductions caused by COVID-19 in 2020 and 2021, these businesses have looked to reduce expenses, but should such impacts resume, the businesses may not be able to reduce expenses to the same degree as any decline in revenue, which may adversely affect our results of operations and cash flow.

Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Pre-1972 Sound Recording Litigation. On October 2, 2014, Flo & Eddie Inc. filed a class action suit against Pandora in the federal district court for the Central District of California. The complaint alleges a violation of California Civil Code Section 980, unfair competition, misappropriation and conversion in connection with the public performance of sound recordings recorded prior to February 15, 1972 ("pre-1972 recordings"). On December 19, 2014, Pandora filed a motion to strike the complaint pursuant to California's Anti-Strategic Lawsuit Against Public Participation ("Anti-SLAPP") statute, which following denial of Pandora's motion was appealed to the Ninth Circuit Court of Appeals. In March 2017, the Ninth Circuit requested certification to the California Supreme Court on the substantive legal questions. The California Supreme Court accepted certification. In May 2019, the California Supreme Court issued an order dismissing consideration of the certified questions on the basis that, following the enactment of the Orrin G. Hatch-Bob Goodlatte Music Modernization Act, Pub. L. No. 115-264, 132 Stat. 3676 (2018) (the "MMA"), resolution of the questions posed by the Ninth Circuit Court of Appeals was no longer "necessary to . . . settle an important question of law."

The MMA grants a potential federal preemption defense to the claims asserted in the aforementioned lawsuits. In July 2019, Pandora took steps to avail itself of this preemption defense, including making the required payments under the MMA for certain of its uses of pre-1972 recordings. Based on the federal preemption contained in the MMA (along with other considerations), Pandora asked the Ninth Circuit to order the dismissal of the *Flo & Eddie, Inc. v. Pandora Media, Inc.* case. On October 17, 2019, the Ninth Circuit Court of Appeals issued a memorandum disposition concluding that the question of whether the MMA preempts Flo and Eddie's claims challenging Pandora's performance of pre-1972 recordings "depends on various unanswered factual questions" and remanded the case to the District Court for further proceedings.

In October 2020, the District Court denied Pandora's renewed motion to dismiss the case under California's anti-SLAPP statute, finding the case no longer qualified for anti-SLAPP due to intervening changes in the law, and denied Pandora's renewed attempt to end the case. Alternatively, the District Court ruled that the preemption defense likely did not apply to Flo & Eddie's claims, in part because the District Court believed that the Music Modernization Act did not apply retroactively. Pandora promptly appealed the District Court's decision to the Ninth Circuit, and moved to stay appellate briefing pending the appeal of a related case against Sirius XM. On January 13, 2021, the Ninth Circuit issued an order granting the stay of appellate proceedings pending the resolution of a related case against Sirius XM.

On August 23, 2021, the U.S. Court of Appeals for the Ninth Circuit issued an Opinion in a related case, *Flo & Eddie Inc. v. Sirius XM Radio Inc.* The related case also concerned a class action suit brought by Flo & Eddie Inc. regarding the public performance of pre-1972 recordings under California law. Relying on California's copyright statute, Flo & Eddie argued that California law gave it the "exclusive ownership" of its pre-1972 songs, including the right of public performance. The Ninth Circuit reversed the District Court's grant of partial summary judgment to Flo & Eddie Inc. The Ninth Circuit held that the District Court in this related case erred in concluding that "exclusive ownership" under California's copyright statute included the right of public performance. The Ninth Circuit remanded the case for entry of judgment consistent with the terms of the parties' contingent settlement agreement, and on October 6, 2021, the parties to the related case stipulated to its dismissal with prejudice. The *Flo & Eddie Inc. v. Sirius XM Radio Inc.* decision is precedential in the Ninth Circuit, and therefore we believe substantially narrows the claims that Flo & Eddie may continue to assert against Pandora.

Following issuance of the *Flo & Eddie Inc. v. Sirius XM Radio Inc.* opinion, on September 3, 2021, the Ninth Circuit lifted the stay of appellate proceedings in *Flo & Eddie, Inc. v. Pandora Media, LLC.* Pandora promptly filed an appeal of the District Court's order denying the renewed motion to dismiss the case under California's anti-SLAAP statute.

On June 2, 2022, the Ninth Circuit upheld the District Court's order denying dismissal of the case under California's anti-SLAPP statute, finding that Pandora had failed to demonstrate that Flo & Eddie's claims arise from Pandora's protected conduct. As part of the decision, the Ninth Circuit noted that Pandora had forcefully argued that the Court's decision in *Flo & Eddie Inc. v. Sirius XM Radio Inc.,* and other decisions under New York, Florida and Georgia law, foreclosed Flo & Eddie's claims as a matter of law. Because the case has been pending for over seven years, the Ninth Circuit remanded the case to the District Court and directed "the district court to consider expedited motions practice on the legal validity of Flo & Eddie's claims in light of the intervening precedent."

On September 29, 2022, Flo & Eddie filed an Amended Complaint, and on October 13, 2022, Pandora filed an Answer to the Amended Complaint. In accordance with the directive of the Ninth Circuit, the parties have agreed to a schedule for a Motion for Summary Judgment. In November 2022, Pandora filed a Motion for Summary Judgment and briefing on this Motion is expected to be completed in February 2023.

Sirius XM Holdings believes it has substantial defenses to the claims asserted in these actions, and it intends to defend these actions vigorously.

(19) Information About Liberty's Operating Segments

The Company, through its ownership interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries. The Company identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA (as defined below) or total assets and (B) those equity method affiliates whose share of earnings (losses) represent 10% or more of the Company's annual pre-tax earnings (loss).

Liberty's chief operating decision maker evaluates performance and makes decisions about allocating resources to the Company's reportable segments based on financial measures such as revenue and Adjusted OIBDA (as defined below). In addition, the Company reviews nonfinancial measures such as subscriber growth, churn and penetration.

For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. The Company generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

The Company has identified the following subsidiaries as its reportable segments:

- Sirius XM Holdings is a consolidated subsidiary that operates two complementary audio entertainment businesses, Sirius XM and Pandora and Off-platform. Sirius XM features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the U.S. on a subscription fee basis. Sirius XM's packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through its two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Sirius XM also provides connected vehicle services and a suite of in-vehicle data services. Pandora operates a music and podcast streaming discovery platform. Pandora is available as an ad-supported radio service, a radio subscription service, called Pandora Plus, and an on-demand subscription service, called Pandora Premium. Pandora also sells advertising on other audio platforms in widely distributed podcasts, which are considered to be off-platform services.

- Formula 1 is a global motorsports business that holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship takes place on various circuits with a varying number of events taking place in different countries around the world each season. Formula 1 is responsible for the commercial exploitation and development of the World Championship as well as various aspects of its management and administration.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies. The significant accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the Company's summary of significant policies.

As of December 31, 2021, Live Nation met the Company's reportable segment threshold for equity method affiliates due to significant losses driven by COVID-19. As of December 31, 2022, Live Nation did not meet the Company's reportable segment threshold for equity method affiliates. Accordingly, the segment presentation for prior periods has been conformed to the current period segment presentation.

Performance Measures

	Years ended December 31,					
	2022		2021		2020	
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in millions					
Liberty SiriusXM Group						
Sirius XM Holdings	$ 9,003	2,833	8,696	2,770	8,040	2,575
Corporate and other	—	(26)	—	(15)	—	(31)
Total Liberty SiriusXM Group	9,003	2,807	8,696	2,755	8,040	2,544
Braves Group						
Corporate and other	588	61	568	104	178	(53)
Total Braves Group	588	61	568	104	178	(53)
Formula One Group						
Formula 1	2,573	593	2,136	495	1,145	56
Corporate and other	—	(42)	—	(29)	—	(38)
Total Formula One Group	2,573	551	2,136	466	1,145	18
Total	$ 12,164	3,419	11,400	3,325	9,363	2,509

Other Information

	December 31, 2022			December 31, 2021		
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in millions					
Liberty SiriusXM Group						
Sirius XM Holdings	$ 29,501	665	426	29,812	716	388
Corporate and other	978	158	—	1,862	89	—
Total Liberty SiriusXM Group	30,479	823	426	31,674	805	388
Braves Group						
Corporate and other	1,477	95	18	1,636	110	35
Total Braves Group	1,477	95	18	1,636	110	35
Formula One Group						
Formula 1	8,980	—	38	8,819	—	17
Corporate and other	2,036	34	253	2,845	30	—
Total Formula One Group	11,016	34	291	11,664	30	17
Elimination (1)	(508)	—	—	(623)	—	—
Consolidated Liberty	$ 42,464	952	735	44,351	945	440

(1) As of December 31, 2022 and 2021, this amount includes the intergroup interests in the Braves Group held by the Formula One Group and the Liberty SiriusXM Group and the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as discussed in note 2. The Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group are presented as assets of the Formula One Group and Liberty SiriusXM

Group, respectively, and are presented as liabilities of the Braves Group in the attributed financial statements. The Formula One Group intergroup interest attributable to the Liberty SiriusXM Group is presented as an asset of the Liberty SiriusXM Group and is presented as a liability of the Formula One Group in the attributed financial statements. The offsetting amounts between tracking stock groups are eliminated in consolidation.

As of December 31, 2020, this amount was also comprised of the call spread between the Formula One Group and the Liberty SiriusXM Group with respect to the Live Nation shares that were reattributed to the Liberty SiriusXM Group. During the year ended December 31, 2021, the Liberty SiriusXM Group paid approximately $384 million to the Formula One Group to settle its obligation under the call spread.

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Adjusted OIBDA	$ 3,419	3,325	2,509
Litigation settlements and reserves	—	—	16
Stock-based compensation	(237)	(256)	(261)
Impairment, restructuring and acquisition costs, net of recoveries (notes 5 and 8)	(74)	(20)	(1,004)
Depreciation and amortization	(1,044)	(1,072)	(1,083)
Operating income (loss)	2,064	1,977	177
Interest expense	(689)	(642)	(634)
Share of earnings (losses) of affiliates, net	99	(200)	(586)
Realized and unrealized gains (losses) on financial instruments, net	599	(451)	(402)
Gains (losses) on dilution of investment in affiliate	10	152	4
Other, net	110	(47)	6
Earnings (loss) from continuing operations before income taxes	$ 2,193	789	(1,435)

Revenue by Geographic Area

Revenue by geographic area based on the country of domicile is as follows:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
United States	$ 9,480	9,163	8,121
United Kingdom	2,573	2,136	1,145
Other	111	101	97
	$ 12,164	11,400	9,363

Long-lived Assets by Geographic Area

	December 31,	
	2022	2021
	amounts in millions	
United States	$ 2,208	1,984
United Kingdom	47	26
	$ 2,255	2,010

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present Liberty Media Corporation's ("Liberty" or the "Company") assets and liabilities as of December 31, 2022 and 2021 and revenue, expenses and cash flows for the years ended December 31, 2022, 2021, and 2020. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Liberty SiriusXM Group, Liberty Braves Group ("Braves Group") and the Liberty Formula One Group ("Formula One Group"), respectively. The reattribution, as described in note 1, is reflected in the attributed financial statements on a prospective basis from April 22, 2020. The financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2022 included in this Annual Report.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, Braves Group and the Formula One Group, our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

		December 31, 2022	December 31, 2021
		amounts in millions	
Cash and cash equivalents	$	362	598
Investments in affiliates, accounted for using the equity method	$	823	805
Intangible assets not subject to amortization	$	25,051	24,953
Intangible assets subject to amortization, net	$	1,101	1,269
Total assets	$	30,479	31,674
Deferred revenue	$	1,321	1,454
Long-term debt, including current portion	$	13,143	14,262
Deferred tax liabilities	$	2,054	2,206
Attributed net assets	$	8,759	8,036
Noncontrolling interest	$	3,138	3,565

Summary Statement of Operations Data:

		Years ended December 31,		
		2022	2021	2020
		amounts in millions		
Revenue	$	9,003	8,696	8,040
Cost of Sirius XM Holdings services (1)	$	(4,130)	(3,968)	(3,579)
Subscriber acquisition costs	$	(352)	(325)	(362)
Other operating expenses (1)	$	(285)	(265)	(264)
Selling, general and administrative expense (1)	$	(1,638)	(1,598)	(1,509)
Impairment, restructuring and acquisition costs, net of recoveries	$	(68)	(20)	(1,004)
Operating income (loss)	$	1,919	1,917	749
Interest expense	$	(511)	(495)	(462)
Share of earnings (losses) of affiliates, net	$	67	(253)	(484)
Gains (losses) on dilution of investment in affiliate	$	10	152	4
Income tax (expense) benefit	$	(467)	(74)	(106)
Net earnings (loss) attributable to noncontrolling interests	$	210	276	28
Earnings (loss) attributable to Liberty stockholders	$	1,292	599	(747)

(1) Includes stock-based compensation expense as follows:

		Years ended December 31,		
		2022	2021	2020
		amounts in millions		
Cost of Sirius XM Holdings services	$	46	45	44
Other operating expenses		39	36	43
Selling, general and administrative expense		124	134	147
	$	209	215	234

Braves Group

Summary Balance Sheet Data:

	December 31, 2022	December 31, 2021
	amounts in millions	
Cash and cash equivalents	$ 151	142
Property and equipment, net	$ 730	777
Investments in affiliates, accounted for using the equity method	$ 95	110
Intangible assets not subject to amortization	$ 300	323
Intangible assets subject to amortization, net	$ 24	21
Total assets	$ 1,477	1,636
Deferred revenue	$ 105	83
Long-term debt, including current portion	$ 542	697
Deferred tax liabilities	$ 54	65
Attributed net assets	$ 294	296

Summary Statement of Operations Data:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Revenue	$ 588	568	178
Selling, general and administrative expense (1)	$ (105)	(99)	(67)
Operating income (loss)	$ (28)	20	(128)
Share of earnings (losses) of affiliates, net	$ 32	30	6
Unrealized gains (losses) on intergroup interest	$ (35)	(31)	42
Income tax (expense) benefit	$ (8)	(8)	38
Earnings (loss) attributable to Liberty stockholders	$ (35)	(11)	(78)

(1) Includes stock-based compensation of $12 million, $12 million, and $6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Formula One Group

Summary Balance Sheet Data:

	December 31, 2022	December 31, 2021
	amounts in millions	
Cash and cash equivalents	$ 1,733	2,074
Investments in affiliates, accounted for using the equity method	$ 34	30
Intangible assets not subject to amortization	$ 3,956	3,957
Intangible assets subject to amortization, net	$ 3,163	3,507
Total assets	$ 11,016	11,664
Long-term debt, including current portion	$ 2,947	3,631
Redeemable noncontrolling interests in equity of subsidiary	$ —	575
Attributed net assets	$ 6,910	6,340

Summary Statement of Operations Data:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Revenue	$ 2,573	2,136	1,145
Cost of Formula 1 revenue	$ (1,750)	(1,489)	(974)
Selling, general and administrative expense (1)	$ (288)	(210)	(174)
Operating income (loss)	$ 173	40	(444)
Interest expense	$ (149)	(123)	(146)
Share of earnings (losses) of affiliates, net	$ —	23	(108)
Unrealized gains (losses) on intergroup interest	$ 54	(90)	(167)
Realized and unrealized gains (losses) on financial instruments, net	$ 115	(21)	129
Income tax (expense) benefit	$ 311	37	112
Earnings (loss) attributable to Liberty stockholders	$ 558	(190)	(596)

(1) Includes stock-based compensation of $16 million, $29 million, and $21 million for the years ended December 31, 2022, 2021, and 2020, respectively.

BALANCE SHEET INFORMATION
December 31, 2022
(unaudited)

	Liberty SiriusXM Group	Braves Group	Formula One Group	Inter-Group Eliminations	Consolidated Liberty
			amounts in millions		
Assets					
Current assets:					
Cash and cash equivalents	$ 362	151	1,733	—	2,246
Trade and other receivables, net	669	45	123	—	837
Other current assets.	523	78	167	—	768
Total current assets.	1,554	274	2,023	—	3,851
Intergroup interests (note 1)	282	—	219	(501)	—
Investments in affiliates, accounted for using the equity method (note 1).	823	95	34	—	952
Property and equipment, at cost	2,957	1,008	516	—	4,481
Accumulated depreciation	(1,840)	(278)	(108)	—	(2,226)
	1,117	730	408	—	2,255
Intangible assets not subject to amortization					
Goodwill	15,209	176	3,956	—	19,341
FCC licenses	8,600	—	—	—	8,600
Other	1,242	124	—	—	1,366
	25,051	300	3,956	—	29,307
Intangible assets subject to amortization, net	1,101	24	3,163	—	4,288
Other assets	551	54	1,213	(7)	1,811
Total assets	$ 30,479	1,477	11,016	(508)	42,464
Liabilities and Equity					
Current liabilities:					
Intergroup payable (receivable) (note 4).	$ 7	(7)	—	—	—
Accounts payable and accrued liabilities	1,405	55	396	—	1,856
Current portion of debt (note 1).	1,543	75	61	—	1,679
Deferred revenue.	1,321	105	347	—	1,773
Other current liabilities.	68	5	29	—	102
Total current liabilities.	4,344	233	833	—	5,410
Long-term debt (note 1)	11,600	467	2,886	—	14,953
Deferred income tax liabilities (note 3)	2,054	54	—	(7)	2,101
Redeemable intergroup interests (note 1)	—	278	223	(501)	—
Other liabilities	584	151	139	—	874
Total liabilities	18,582	1,183	4,081	(508)	23,338
Equity / Attributed net assets	8,759	294	6,910	—	15,963
Noncontrolling interests in equity of subsidiaries.	3,138	—	25	—	3,163
Total liabilities and equity	$ 30,479	1,477	11,016	(508)	42,464

Attributed (note 1)

BALANCE SHEET INFORMATION
December 31, 2021
(unaudited)

	Attributed (note 1)				
	Liberty SiriusXM Group	Braves Group	Formula One Group	Inter-Group Eliminations	Consolidated Liberty
	amounts in millions				
Assets					
Current assets:					
Cash and cash equivalents	$ 598	142	2,074	—	2,814
Trade and other receivables, net	722	40	66	—	828
Other current assets	793	148	229	—	1,170
Total current assets	2,113	330	2,369	—	4,812
Intergroup interests (note 1)	379	—	191	(570)	—
Investments in affiliates, accounted for using the equity method (note 1)	805	110	30	—	945
Property and equipment, at cost	2,811	1,008	208	—	4,027
Accumulated depreciation	(1,697)	(231)	(89)	—	(2,017)
	1,114	777	119	—	2,010
Intangible assets not subject to amortization					
Goodwill	15,111	180	3,957	—	19,248
FCC licenses	8,600	—	—	—	8,600
Other	1,242	143	—	—	1,385
	24,953	323	3,957	—	29,233
Intangible assets subject to amortization, net	1,269	21	3,507	—	4,797
Other assets	1,041	75	1,491	(53)	2,554
Total assets	$ 31,674	1,636	11,664	(623)	44,351
Liabilities and Equity					
Current liabilities:					
Intergroup payable (receivable) (note 4)	$ 14	(31)	17	—	—
Accounts payable and accrued liabilities	1,458	66	308	—	1,832
Current portion of debt (note 1)	2,184	12	695	—	2,891
Deferred revenue	1,454	83	253	—	1,790
Other current liabilities	68	6	23	—	97
Total current liabilities	5,178	136	1,296	—	6,610
Long-term debt (note 1)	12,078	685	2,936	—	15,699
Deferred income tax liabilities (note 3)	2,206	65	—	(53)	2,218
Redeemable intergroup interests (note 1)	—	257	313	(570)	—
Other liabilities	611	197	179	—	987
Total liabilities	20,073	1,340	4,724	(623)	25,514
Redeemable noncontrolling interests in equity of subsidiary	—	—	575	—	575
Equity / Attributed net assets	8,036	296	6,340	—	14,672
Noncontrolling interests in equity of subsidiaries	3,565	—	25	—	3,590
Total liabilities and equity	$ 31,674	1,636	11,664	(623)	44,351

	Attributed (note 1)			
	Liberty SiriusXM Group	Braves Group	Formula One Group	Consolidated Liberty
	amounts in millions			
Revenue:				
Sirius XM Holdings revenue	$ 9,003	—	—	9,003
Formula 1 revenue	—	—	2,573	2,573
Other revenue	—	588	—	588
Total revenue	9,003	588	2,573	12,164
Operating costs and expenses, including stock-based compensation (note 2):				
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):				
Revenue share and royalties	2,802	—	—	2,802
Programming and content	604	—	—	604
Customer service and billing	497	—	—	497
Other	227	—	—	227
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	—	1,750	1,750
Subscriber acquisition costs	352	—	—	352
Other operating expenses	285	434	—	719
Selling, general and administrative	1,638	105	288	2,031
Impairment, restructuring and acquisition costs, net of recoveries	68	6	—	74
Depreciation and amortization	611	71	362	1,044
	7,084	616	2,400	10,100
Operating income (loss)	1,919	(28)	173	2,064
Other income (expense):				
Interest expense	(511)	(29)	(149)	(689)
Share of earnings (losses) of affiliates, net	67	32	—	99
Unrealized gain/(loss) on intergroup interests	(19)	(35)	54	—
Realized and unrealized gains (losses) on financial instruments, net	471	13	115	599
Gains (losses) on dilution of investment in affiliate	10	—	—	10
Other, net	32	20	58	110
	50	1	78	129
Earnings (loss) before income taxes	1,969	(27)	251	2,193
Income tax (expense) benefit (note 3)	(467)	(8)	311	(164)
Net earnings (loss)	1,502	(35)	562	2,029
Less net earnings (loss) attributable to the noncontrolling interests	210	—	17	227
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	—	(13)	(13)
Net earnings (loss) attributable to Liberty stockholders	$ 1,292	(35)	558	1,815

STATEMENT OF OPERATIONS INFORMATION
December 31, 2021
(unaudited)

	Attributed (note 1)			
	Liberty SiriusXM Group	Braves Group	Formula One Group	Consolidated Liberty
	amounts in millions			
Revenue:				
Sirius XM Holdings revenue	$ 8,696	—	—	8,696
Formula 1 revenue	—	—	2,136	2,136
Other revenue	—	568	—	568
Total revenue	8,696	568	2,136	11,400
Operating costs and expenses, including stock-based compensation (note 2):				
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):				
Revenue share and royalties	2,672	—	—	2,672
Programming and content	559	—	—	559
Customer service and billing	501	—	—	501
Other	236	—	—	236
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	—	1,489	1,489
Subscriber acquisition costs	325	—	—	325
Other operating expenses	265	377	—	642
Selling, general and administrative	1,598	99	210	1,907
Impairment, restructuring and acquisition costs, net of recoveries	20	—	—	20
Depreciation and amortization	603	72	397	1,072
	6,779	548	2,096	9,423
Operating income (loss)	1,917	20	40	1,977
Other income (expense):				
Interest expense	(495)	(24)	(123)	(642)
Share of earnings (losses) of affiliates, net	(253)	30	23	(200)
Unrealized gain/(loss) on intergroup interests	121	(31)	(90)	—
Realized and unrealized gains (losses) on financial instruments, net	(433)	3	(21)	(451)
Gains (losses) on dilution of investment in affiliate	152	—	—	152
Other, net	(60)	(1)	14	(47)
	(968)	(23)	(197)	(1,188)
Earnings (loss) before income taxes	949	(3)	(157)	789
Income tax (expense) benefit (note 3)	(74)	(8)	37	(45)
Net earnings (loss)	875	(11)	(120)	744
Less net earnings (loss) attributable to the noncontrolling interests	276	—	16	292
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	—	54	54
Net earnings (loss) attributable to Liberty stockholders	$ 599	(11)	(190)	398

	Attributed (note 1)			
	Liberty SiriusXM Group	Braves Group	Formula One Group	Consolidated Liberty
	amounts in millions			
Revenue:				
Sirius XM Holdings revenue	$ 8,040	—	—	8,040
Formula 1 revenue	—	—	1,145	1,145
Other revenue	—	178	—	178
Total revenue	8,040	178	1,145	9,363
Operating costs and expenses, including stock-based compensation (note 2):				
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):				
Revenue share and royalties	2,421	—	—	2,421
Programming and content	481	—	—	481
Customer service and billing	481	—	—	481
Other	196	—	—	196
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	—	974	974
Subscriber acquisition costs	362	—	—	362
Other operating expenses	264	170	—	434
Selling, general and administrative	1,509	67	174	1,750
Impairment, restructuring and acquisition costs, net of recoveries	1,004	—	—	1,004
Depreciation and amortization	573	69	441	1,083
	7,291	306	1,589	9,186
Operating income (loss)	749	(128)	(444)	177
Other income (expense):				
Interest expense	(462)	(26)	(146)	(634)
Intergroup interest income (expense)	(7)	—	7	—
Share of earnings (losses) of affiliates, net	(484)	6	(108)	(586)
Unrealized gain/(loss) on inter-group interests	125	42	(167)	—
Realized and unrealized gains (losses) on financial instruments, net	(521)	(10)	129	(402)
Gains (losses) on dilution of investment in affiliate	4	—	—	4
Other, net	(17)	—	23	6
	(1,362)	12	(262)	(1,612)
Earnings (loss) before income taxes	(613)	(116)	(706)	(1,435)
Income tax (expense) benefit (note 3)	(106)	38	112	44
Net earnings (loss)	(719)	(78)	(594)	(1,391)
Less net earnings (loss) attributable to the noncontrolling interests	28	—	2	30
Net earnings (loss) attributable to Liberty stockholders	$ (747)	(78)	(596)	(1,421)

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2022
(unaudited)

	Attributed (note 1)			
	Liberty SiriusXM Group	Braves Group	Formula One Group	Consolidated Liberty
	amounts in millions			
Cash flows from operating activities:				
Net earnings (loss)	$ 1,502	(35)	562	2,029
Adjustments to reconcile net earnings to net cash provided by operating activities:		.		
Depreciation and amortization	611	71	362	1,044
Stock-based compensation	209	12	16	237
Non-cash impairment and restructuring costs	65	5	—	70
Share of (earnings) loss of affiliates, net	(67)	(32)	—	(99)
Unrealized (gains) losses on intergroup interests, net	19	35	(54)	—
Realized and unrealized (gains) losses on financial instruments, net	(471)	(13)	(115)	(599)
Noncash interest expense	19	2	5	26
Losses (gains) on dilution of investment in affiliate	(10)	—	—	(10)
Loss (gain) on early extinguishment of debt	(21)	—	(14)	(35)
Deferred income tax expense (benefit)	329	(10)	(306)	13
Intergroup tax allocation	91	18	(109)	—
Intergroup tax (payments) receipts	(80)	8	72	—
Other charges (credits), net	10	1	(1)	10
Changes in operating assets and liabilities				
Current and other assets	80	(10)	(87)	(17)
Payables and other liabilities	(327)	1	203	(123)
Net cash provided (used) by operating activities	1,959	53	534	2,546
Cash flows from investing activities:				
Subsidiary initial public offering proceeds returned from (invested in) trust account	—	—	579	579
Cash proceeds from dispositions of investments	66	48	53	167
Cash (paid) received for acquisitions, net of cash acquired	(136)	—	—	(136)
Investments in equity method affiliates and debt and equity securities	(1)	(5)	(52)	(58)
Return of investment in equity method affiliates	1	28	9	38
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	2	—	—	2
Capital expended for property and equipment, including internal-use software and website development	(426)	(18)	(291)	(735)
Other investing activities, net	1	—	96	97
Net cash provided (used) by investing activities	(493)	53	394	(46)
Cash flows from financing activities:				
Borrowings of debt	3,150	155	2,884	6,189
Repayments of debt	(3,553)	(309)	(3,564)	(7,426)
Repayment of initial public offering proceeds to subsidiary shareholders	—	—	(579)	(579)
Intergroup (repayments) borrowings	78	(14)	(64)	—
Liberty stock repurchases	(358)	—	(37)	(395)
Subsidiary shares repurchased by subsidiary	(647)	—	—	(647)
Cash dividends paid by subsidiary	(249)	—	—	(249)
Taxes paid in lieu of shares issued for stock-based compensation	(147)	—	24	(123)
Other financing activities, net	24	(9)	67	82
Net cash provided (used) by financing activities	(1,702)	(177)	(1,269)	(3,148)
Net increase (decrease) in cash, cash equivalents and restricted cash	(236)	(71)	(341)	(648)
Cash, cash equivalents and restricted cash at beginning of period	606	244	2,074	2,924
Cash, cash equivalents and restricted cash at end of period	$ 370	173	1,733	2,276

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2021
(unaudited)

	Attributed (note 1)			
	Liberty SiriusXM Group	Braves Group	Formula One Group	Consolidated Liberty
	amounts in millions			
Cash flows from operating activities:				
Net earnings (loss)	$ 875	(11)	(120)	744
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation and amortization	603	72	397	1,072
Stock-based compensation	215	12	29	256
Non-cash impairment and restructuring costs	24	—	—	24
Share of (earnings) loss of affiliates, net	253	(30)	(23)	200
Unrealized (gains) losses on intergroup interests, net	(121)	31	90	—
Realized and unrealized (gains) losses on financial instruments, net	433	(3)	21	451
Noncash interest expense	15	—	1	16
Losses (gains) on dilution of investment in affiliate	(152)	—	—	(152)
Loss (gain) on early extinguishment of debt	83	—	(3)	80
Deferred income tax expense (benefit)	(12)	12	(41)	(41)
Intergroup tax allocation	9	(4)	(5)	—
Intergroup tax (payments) receipts	(2)	7	(5)	—
Other charges (credits), net	(15)	20	(3)	2
Changes in operating assets and liabilities				
Current and other assets	(59)	(43)	(2)	(104)
Payables and other liabilities	(255)	(1)	145	(111)
Net cash provided (used) by operating activities	1,894	62	481	2,437
Cash flows from investing activities:				
Subsidiary initial public offering proceeds returned from (invested in) trust account	—	—	(575)	(575)
Cash proceeds from dispositions of investments	177	2	204	383
Cash (paid) received for acquisitions, net of cash acquired	(14)	—	—	(14)
Investments in equity method affiliates and debt and equity securities	(73)	—	(179)	(252)
Return of investment in equity method affiliates	1	—	39	40
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	12	—	—	12
Capital expended for property and equipment, including internal-use software and website development	(388)	(35)	(17)	(440)
Proceeds from insurance recoveries	225	—	—	225
Other investing activities, net	(4)	8	(72)	(68)
Net cash provided (used) by investing activities	(64)	(25)	(600)	(689)
Cash flows from financing activities:				
Borrowings of debt	6,294	117	—	6,411
Repayments of debt	(5,872)	(93)	(322)	(6,287)
Liberty stock repurchases	(500)	—	(55)	(555)
Subsidiary shares repurchased by subsidiary	(1,523)	—	—	(1,523)
Proceeds from initial public offering of subsidiary	—	—	575	575
Cash dividends paid by subsidiary	(58)	—	—	(58)
Taxes paid in lieu of shares issued for stock-based compensation	(106)	—	(48)	(154)
Settlement of intergroup call spread	(384)	—	384	—
Other financing activities, net	(83)	(2)	(22)	(107)
Net cash provided (used) by financing activities	(2,232)	22	512	(1,698)
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	—	(3)	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(402)	59	390	47
Cash, cash equivalents and restricted cash at beginning of period	1,008	185	1,684	2,877
Cash, cash equivalents and restricted cash at end of period	$ 606	244	2,074	2,924

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2020
(unaudited)

	Attributed (note 1)			
	Liberty SiriusXM Group	Braves Group	Formula One Group	Consolidated Liberty
	amounts in millions			
Cash flows from operating activities:				
Net earnings (loss)	$ (719)	(78)	(594)	(1,391)
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation and amortization	573	69	441	1,083
Stock-based compensation	234	6	21	261
Non-cash impairment and restructuring costs	1,000	—	—	1,000
Share of (earnings) loss of affiliates, net	484	(6)	108	586
Unrealized (gains) losses on intergroup interests, net	(125)	(42)	167	—
Realized and unrealized (gains) losses on financial instruments, net	521	10	(129)	402
Noncash interest expense	12	1	4	17
Losses (gains) on dilution of investment in affiliate	(4)	—	—	(4)
Loss (gain) on early extinguishment of debt	40	—	—	40
Deferred income tax expense (benefit)	40	(10)	(125)	(95)
Intergroup tax allocation	5	(28)	23	—
Intergroup tax (payments) receipts	8	2	(10)	—
Other charges (credits), net	2	9	—	11
Changes in operating assets and liabilities				
Current and other assets	32	(29)	(37)	(34)
Payables and other liabilities	(179)	41	(8)	(146)
Net cash provided (used) by operating activities	1,924	(55)	(139)	1,730
Cash flows from investing activities:				
Cash proceeds from dispositions of investments	—	—	13	13
Cash (paid) received for acquisitions, net of cash acquired	(300)	—	—	(300)
Investments in equity method affiliates and debt and equity securities	(96)	—	(17)	(113)
Return of investment in equity method affiliates	—	—	105	105
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	20	—	—	20
Capital expended for property and equipment, including internal-use software and website development	(350)	(81)	(21)	(452)
Other investing activities, net	(8)	4	(5)	(9)
Net cash provided (used) by investing activities	(734)	(77)	75	(736)
Cash flows from financing activities:				
Borrowings of debt	4,149	228	521	4,898
Repayments of debt	(2,203)	(114)	(614)	(2,931)
Intergroup loan (repayment) borrowing	(750)	—	750	—
Liberty stock repurchases	(249)	—	(69)	(318)
Subsidiary shares repurchased by subsidiary	(1,555)	—	—	(1,555)
Reattribution between Liberty SiriusXM Group and Liberty Formula One Group	(608)	—	608	—
Proceeds from Liberty SiriusXM common stock rights offering	754	—	—	754
Cash dividends paid by subsidiary	(64)	—	—	(64)
Taxes paid in lieu of shares issued for stock-based compensation	(116)	(1)	(3)	(120)
Other financing activities, net	(47)	(8)	(35)	(90)
Net cash provided (used) by financing activities	(689)	105	1,158	574
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	—	3	3
Net increase (decrease) in cash, cash equivalents and restricted cash	501	(27)	1,097	1,571
Cash, cash equivalents and restricted cash at beginning of period	507	212	587	1,306
Cash, cash equivalents and restricted cash at end of period	$ 1,008	185	1,684	2,877

Notes to Attributed Financial Information
(unaudited)

(1) On April 15, 2016, Liberty completed a reclassification of its common stock into three new tracking stock groups, one designated as the Liberty Braves common stock, one designated as the Liberty Media common stock and one designated as the Liberty SiriusXM common stock (the "Recapitalization"). In January 2017, the Liberty Media Group was renamed the Liberty Formula One Group (the "Formula One Group").

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Braves Group and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings Inc. ("Sirius XM Holdings"), Live Nation Entertainment, Inc. ("Live Nation"), Formula 1 or Braves Holdings, LLC ("Braves Holdings"), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As part of the Recapitalization, the Formula One Group initially held a 20% intergroup interest in the Braves Group. As a result of a rights offering in May 2016 to holders of Liberty Braves common stock to acquire shares of Series C Liberty Braves common stock, the number of notional shares underlying the intergroup interest held by the Formula One Group was adjusted to 9,084,940, representing a 15.1% intergroup interest in the Braves Group as of December 31, 2019. In addition, during the fourth quarter of 2019, the Formula One Group began purchasing shares of Liberty SiriusXM common stock. As of December 31, 2019, the number of notional shares representing the intergroup interest held by the Formula One Group was 493,278, representing a 0.2% intergroup interest in the Liberty SiriusXM Group.

On April 22, 2020, the Company's board of directors approved the immediate reattribution of certain assets and liabilities between the Formula One Group and the Liberty SiriusXM Group (collectively, the "reattribution").

The assets reattributed from the Formula One Group to the Liberty SiriusXM Group, valued at $2.8 billion, consisted of:

- Liberty's entire Live Nation stake, consisting of approximately 69.6 million shares of Live Nation common stock;
- a newly-created Formula One Group intergroup interest, consisting of approximately 5.3 million notional shares of Liberty Formula One common stock, to cover exposure under Liberty's 1.375% cash convertible senior notes due 2023 (the "Convertible Notes");
- the bond hedge and warrants associated with the Convertible Notes;
- the entire Liberty SiriusXM Group intergroup interest, consisting of approximately 1.9 million notional shares of Liberty SiriusXM common stock, thereby eliminating the Liberty SiriusXM Group intergroup interest; and
- a portion, consisting of approximately 2.3 million notional shares of Liberty Braves common stock, of the Formula One Group's intergroup interest in the Braves Group, to cover exposure under the Convertible Notes.

The reattributed liabilities, valued at $1.3 billion, consisted of:

- the Convertible Notes;
- Liberty's 2.25% exchangeable senior debentures due 2048; and
- Liberty's margin loan secured by shares of Live Nation.

Similarly, $1.5 billion of net asset value was reattributed from the Liberty SiriusXM Group to the Formula One Group, comprised of:

- a call spread between the Formula One Group and the Liberty SiriusXM Group with respect to 34.8 million of the Live Nation shares that were reattributed to the Liberty SiriusXM Group; and

- a net cash payment of $1.4 billion from the Liberty SiriusXM Group to the Formula One Group, which was funded by a combination of (x) cash on hand, (y) an additional $400 million drawn from the Company's existing margin loan secured by shares of common stock of Sirius XM Holdings, and (z) the creation of an intergroup loan obligation from the Liberty SiriusXM Group to the Formula One Group in the principal amount of $750 million, plus interest thereon, which was repaid with the proceeds from the LSXMK rights offering described below (the "Intergroup Loan").

The reattribution is reflected in the Company's financial statements on a prospective basis.

As of December 31, 2022, the Liberty SiriusXM Group is primarily comprised of Liberty's interests in Sirius XM Holdings and Live Nation, corporate cash, the Convertible Notes and related financial instruments, Liberty's 2.125% Exchangeable Senior Debentures due 2048, Liberty's 2.25% Exchangeable Senior Debentures due 2048, Liberty's 2.75% Exchangeable Senior Debentures due 2049, Liberty's 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by wholly-owned special purpose subsidiaries of Liberty. Additionally, as discussed below, the Liberty SiriusXM Group holds intergroup interests in the Braves Group and the Formula One Group as of December 31, 2022. In April 2021, the Liberty SiriusXM Group paid approximately $384 million to the Formula One Group to settle its obligation under the call spread with respect to the shares of Live Nation attributed to the Liberty SiriusXM Group. As of December 31, 2022, the Liberty SiriusXM Group has cash and cash equivalents of approximately $362 million, which includes $57 million of subsidiary cash.

The Braves Group is primarily comprised of our consolidated subsidiary, Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC") and certain assets and liabilities associated with the Stadium and Mixed-Use Development and corporate cash as of December 31, 2022. As of December 31, 2022, the Braves Group has cash and cash equivalents of approximately $151 million, which includes $81 million of subsidiary cash. Additionally, as discussed below, the Liberty SiriusXM Group and the Formula One Group retain intergroup interests in the Braves Group.

The Formula One Group is primarily comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including, as of December 31, 2022, Liberty's interest in Formula 1, cash, an intergroup interest in the Braves Group, Liberty's 1% Cash Convertible Notes due 2023 and Liberty's 2.25% Convertible Senior Notes due 2027. In April 2021, the Formula One Group received approximately $384 million from the Liberty SiriusXM Group to settle the call spread with respect to the shares of Live Nation attributed to the Liberty SiriusXM Group. As of December 31, 2022, the Formula One Group has cash and cash equivalents of approximately $1,733 million, which includes $752 million of subsidiary cash.

The number of notional shares representing the intergroup interest in the Braves Group held by the Formula One Group is 6,792,903, representing an 11.0% intergroup interest at December 31, 2022. The number of notional shares representing the intergroup interest in the Braves Group held by the Liberty SiriusXM Group is 1,811,066, representing a 2.9% intergroup interest at December 31, 2022. The number of notional shares representing the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group is 4,165,288, representing a 1.7% intergroup interest at December 31, 2022. The intergroup interests represent quasi-equity interests which are not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group have attributed interests in the Braves Group, which are generally stated in terms of a number of shares of Liberty Braves common stock, and the Liberty SiriusXM Group also has an attributed interest in the Formula One Group, which is generally stated in terms of a number of shares of Liberty Formula One common stock. Each reporting period, the notional shares representing the intergroup interests are marked to fair value. The changes in fair value are recorded in the Unrealized gain (loss) on intergroup interests line item in the unaudited attributed consolidated statements of operations.

The Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group are reflected in the Investment in intergroup interests line item, and the Braves Group liabilities for the intergroup interests are reflected in the Redeemable intergroup interests line item in the unaudited attributed consolidated balance sheets. Similarly, the Formula One Group intergroup interest attributable to the Liberty SiriusXM Group is reflected in the Investment in intergroup interests line item, and the Formula One Group liability for the intergroup interest is reflected in the Redeemable intergroup interests line item in the unaudited attributed consolidated balance sheets. Both accounts are presented as noncurrent, as there are currently no plans for the settlement of the intergroup interests. Appropriate eliminating entries are recorded in the Company's consolidated financial statements.

As the notional shares underlying the intergroup interests are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock and Series A, B or C Liberty Formula One common stock, respectively. However, Liberty has assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock since Series A Liberty Braves common stock underlie the 1.375% convertible bonds. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the quarterly mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the unaudited attributed consolidated statements of operations. Liberty has assumed that the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Formula One Group would be comprised of Series A Liberty Formula One common stock since Series A Formula One common stock underlie the 1.375% convertible bonds. Therefore, the market price of Series A Liberty Formula One common stock is used for the quarterly mark-to-market adjustment through the unaudited attributed consolidated statements of operations.

The intergroup interests will remain outstanding until the redemption of the outstanding interests, at the discretion of the Company's Board of Directors, through a transfer of securities, cash and/or other assets from the Braves Group or Formula One Group, respectively to the respective tracking stock group.

On April 22, 2020, the Company's board of directors (the "Board of Directors") authorized management of the Company to cause subscription rights (the "Series C Liberty SiriusXM Rights") to purchase shares of Series C Liberty SiriusXM common stock, par value $0.01 per share ("LSXMK"), in a rights offering (the "LSXMK rights offering") to be distributed to holders of Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and LSXMK. In the LSXMK rights offering, Liberty distributed 0.0939 of a Series C Liberty SiriusXM Right for each share of Series A, Series B or Series C Liberty SiriusXM common stock held as of 5:00 p.m., New York City time, on May 13, 2020. Fractional Series C Liberty SiriusXM Rights were rounded up to the nearest whole right. Each whole Series C Liberty SiriusXM Right entitled the holder to purchase, pursuant to the basic subscription privilege, one share of LSXMK at a subscription price of $25.47, which was equal to an approximate 20% discount to the volume weighted average trading price of LSXMK for the 3-day trading period ending on and including May 8, 2020. Each Series C Liberty SiriusXM Right also entitled the holder to subscribe for additional shares of LSXMK that were unsubscribed for in the LSXMK rights offering pursuant to an oversubscription privilege. The LSXMK rights offering commenced on May 18, 2020, which was also the ex-dividend date for the distribution of the Series C Liberty SiriusXM Rights. The LSXMK rights offering expired at 5:00 p.m. New York City time, on June 5, 2020 and was fully subscribed with 29,594,089 shares of LSXMK issued to those rightsholders exercising basic and, if applicable, oversubscription privileges. The proceeds from the LSXMK rights offering, which aggregated approximately $754 million, were used to repay the outstanding balance on the Intergroup Loan and accrued interest.

During November 2022, the Board of Directors authorized management of the Company to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the "Split-Off"). Atlanta Braves Holdings, Inc. will be comprised of the businesses, assets and liabilities attributed to the Braves Group. The intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group remaining immediately prior to the Split-Off, however, will be settled and extinguished in connection with the Split-Off.

Following the Split-Off, the Company intends to reclassify its then-outstanding shares of common stock into three new tracking stocks to be designated Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of the Company's remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the "Reclassification").

The Split-Off and the Reclassification will be subject to various conditions. Both transactions will be conditioned on, among other things, certain requisite approvals of the holders of the Company's common stock and the receipt of opinions of tax counsel. In addition, the Split-Off will be conditioned on the requisite approval of Major League Baseball and the receipt of an IRS ruling. In addition, the Reclassification is dependent and conditioned on the approval and completion of the Split-Off, and will not be implemented unless the Split-Off is completed; however, the Split-Off is not dependent upon the approval of the Reclassification and may be implemented even if the Reclassification is not approved. Each of the Split-Off and the Reclassification is intended to be tax-free to stockholders of the Company. Subject to the satisfaction of the conditions, the Company expects to complete the Split-Off and the Reclassification in the first half of 2023.

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 7 and 9, respectively, of the accompanying consolidated financial statements.

(2)   Cash compensation expense for our corporate employees is allocated among the Liberty SiriusXM Group, Braves Group and the Formula One Group based on the estimated percentage of time spent providing services for each group. On an annual basis estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)   We have accounted for income taxes for the Liberty SiriusXM Group, the Braves Group and the Formula One Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the respective groups.

Liberty SiriusXM Group

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Current:			
Federal	$ (95)	(36)	(4)
State and local	(43)	(50)	(62)
Foreign	—	—	—
	(138)	(86)	(66)
Deferred:			
Federal	(289)	(73)	(29)
State and local	(40)	85	(11)
Foreign	—	—	—
	(329)	12	(40)
Income tax benefit (expense)	$ (467)	(74)	(106)

Notes to Attributed Financial Information (Continued)
(unaudited)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2022, 2021 and 2020 as a result of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Computed expected tax benefit (expense)	$ (413)	(200)	129
State and local income taxes, net of federal income taxes	(67)	(56)	(49)
Foreign income taxes, net of foreign tax credit	5	—	—
Income tax reserves	12	140	(19)
Taxable dividends, net of dividends received deductions.........	(7)	(11)	(13)
Federal tax credits	25	55	24
Change in valuation allowance affecting tax expense............	(35)	(30)	18
Change in tax rate	6	—	—
Deductible stock-based compensation	15	24	14
Non-deductible executive compensation	(15)	(12)	(12)
Non-taxable gain / non-deductible (loss)	8	(8)	—
Impairment of nondeductible goodwill	—	—	(194)
Intergroup Interest	(4)	23	(17)
Other, net	3	1	13
Income tax benefit (expense)	$ (467)	(74)	(106)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2022	2021
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards	$ 507	729
Other accrued liabilities	217	179
Investments	163	120
Accrued stock compensation	67	69
Deferred revenue	45	52
Discount on debt	—	202
Other future deductible amounts	3	4
Deferred tax assets	1,002	1,355
Valuation allowance	(113)	(83)
Net deferred tax assets	889	1,272
Deferred tax liabilities:		
Intangible assets...	2,610	2,662
Fixed assets	304	406
Discount on debt	29	—
Deferred tax liabilities	2,943	3,068
Net deferred tax liabilities	$ 2,054	1,796

Braves Group

Income tax benefit (expense) consists of:

		Years ended December 31,	
	2022	2021	2020
		amounts in millions	
Current:			
Federal	$ (18)	4	28
State and local	—	—	—
Foreign	—	—	—
	(18)	4	28
Deferred:			
Federal	14	(10)	—
State and local	(4)	(2)	10
Foreign	—	—	—
	10	(12)	10
Income tax benefit (expense)	$ (8)	(8)	38

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2022, 2021 and 2020 as a result of the following:

		Years ended December 31,	
	2022	2021	2020
		amounts in millions	
Computed expected tax benefit (expense)	$ 5	1	24
State and local income taxes, net of federal income taxes	(4)	(2)	7
Deductible stock-based compensation	—	1	—
Intergroup interest	(7)	(6)	9
Other, net	(2)	(2)	(2)
Income tax benefit (expense)	$ (8)	(8)	38

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2022	2021
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards..............................	$ 13	21
Other accrued liabilities.....................................	29	44
Accrued stock compensation.................................	2	2
Other future deductible amounts..............................	13	15
Deferred tax assets	57	82
Valuation allowance	—	—
Net deferred tax assets	57	82
Deferred tax liabilities:		
Intangible assets..	36	45
Fixed assets..	59	65
Investments..	5	18
Deferred revenue	11	11
Deferred tax liabilities	111	139
Net deferred tax liabilities	$ 54	57

Liberty Formula One Group

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Current:			
Federal	$ 36	6	(11)
State and local	(7)	(1)	—
Foreign...	(24)	(9)	(2)
	5	(4)	(13)
Deferred:			
Federal	(24)	(47)	41
State and local	—	1	—
Foreign...	330	87	84
	306	41	125
Income tax benefit (expense)	$ 311	37	112

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended December 31, 2022, 2021 and 2020 as a result of the following:

	Years ended December 31,		
	2022	2021	2020
	amounts in millions		
Computed expected tax benefit (expense)	$ (53)	33	148
State and local income taxes, net of federal income taxes	(5)	—	—
Foreign income taxes, net of foreign tax credit	22	34	20
Taxable dividends, net of dividends received deductions.....	—	—	1
Change in valuation allowance affecting tax expense........	338	(105)	(87)
Change in tax rate	—	146	30
Deductible stock-based compensation	11	11	—
Non-deductible executive compensation	(6)	(5)	(5)
Non-taxable gain / non-deductible (loss)	3	(68)	—
Intergroup interest	11	(17)	8
Other, net	(10)	8	(3)
Income tax benefit (expense)	$ 311	37	112

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2022	2021
	amounts in millions	
Deferred tax assets:		
Tax loss and credit carryforwards.................................	$ 650	725
Other accrued liabilities...	10	9
Accrued stock compensation......................................	12	13
Discount on debt	—	5
Deferred tax assets	672	752
Valuation allowance	(3)	(341)
Net deferred tax assets	669	411
Deferred tax liabilities:		
Intangible Assets	50	60
Fixed assets...	8	7
Investments..	19	19
Deferred tax liabilities	77	86
Net deferred tax (assets) liabilities	$ (592)	(325)

(4)   The intergroup balances as December 31, 2022 and December 31, 2021 also include the impact of the timing of certain tax benefits. Per the tracking stock tax sharing policies, consolidated income taxes arising from the Liberty SiriusXM Group in periods prior to the Recapitalization were not subject to tax sharing and were allocated to the Formula One Group. As such, the balance of the Intergroup tax payable between the Liberty SiriusXM Group and the Formula One Group was zero at the effective date of the Recapitalization and is accounted for going forward beginning on such date.

(5)   The Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are

Notes to Attributed Financial Information (Continued)
(unaudited)

entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM common stock, only Series A and Series B Liberty Braves common stock, or only Series A and Series B Liberty Formula One common stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another other group.

CORPORATE DATA

BOARD OF DIRECTORS

John C. Malone
Chairman of the Board
Liberty Media Corporation

Robert R. Bennett
Managing Director
Hilltop Investments LLC

Derek Chang
Executive Chairman
EverPass Media

Brian M. Deevy
Retired Head of Communications,
Media & Entertainment Group
RBC Capital Markets

M. Ian G. Gilchrist
Retired Director and President
Trine Acquisition Corp

Gregory B. Maffei
President and Chief Executive Officer
Liberty Media Corporation

Evan D. Malone, Ph.D.
President
NextFab Studio, LLC

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Andrea L. Wong
Former President, International Production
Sony Pictures Television
Former President, International
Sony Pictures Entertainment

EXECUTIVE COMMITTEE

Robert R. Bennett

Gregory B. Maffei

John C. Malone

COMPENSATION COMMITTEE

M. Ian G. Gilchrist (Chairman)

Larry E. Romrell

Andrea L. Wong

AUDIT COMMITTEE

Brian M. Deevy (Chairman)

Derek Chang

Larry E. Romrell

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Derek Chang (Chairman)

M. Ian G. Gilchrist

Andrea L. Wong

SENIOR OFFICERS

John C. Malone
Chairman of the Board

Gregory B. Maffei
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Albert E. Rosenthaler
Chief Corporate Development Officer

Brian J. Wendling
Chief Accounting Officer and
Principal Financial Officer

Ben Oren
Executive Vice President and Treasurer

CORPORATE SECRETARY

Michael E. Hurelbrink

CORPORATE HEADQUARTERS

12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400

STOCK INFORMATION

Series A and C Liberty Braves Common Stock (BATRA/K), Series A and C Liberty Formula One Common Stock (FWONA/K), and Series A, B and C Liberty SiriusXM Common Stock (LSXMA/B/K) trade on the NASDAQ Global Select Market.

Series B Liberty Braves Common Stock (BATRB) and Series B Liberty Formula One Common Stock (FWONB) are quoted on the OTC Markets.

CUSIP NUMBERS

BATRA – 531229 706
BATRB – 531229 805
BATRK – 531229 888

FWONA – 531229 870
FWONB – 531229 862
FWONK – 531229 854

LSXMA – 531229 409
LSXMB – 531229 508
LSXMK – 531229 607

TRANSFER AGENT

Liberty Media Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8415
Toll Free: (303) 562-9273
https://shareholder.broadridge.com/lmc

INVESTOR RELATIONS

Shane Kleinstein
investor@libertymedia.com
(877) 772-1518

ON THE INTERNET

Visit the Liberty Media Corporation website at
www.libertymedia.com

FINANCIAL STATEMENTS

Liberty Media Corporation financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty Media Corporation website.



ELECTRONIC DELIVERY

We encourage Liberty stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

• If you are a registered stockholder, please visit **www.proxyvote.com** for simple instructions.

• Beneficial shareowners can elect to receive future proxy and annual report materials electronically as well as vote their shares online at **www.proxyvote.com**.

FASTER | ECONOMICAL | CLEANER | CONVENIENT

SCAN THE QR CODE



To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

2023 ANNUAL MEETING OF STOCKHOLDERS

Tuesday, June 6, 2023
8:00 a.m. Mountain Time

The 2023 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting.
See our Proxy Statement for additional information.

OUR ENVIRONMENT

Liberty believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Liberty takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

Liberty's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2022 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

• Using approximately 93.8 fewer tons of wood, or 563 fewer trees

• Using approximately 599 million fewer BTUs, or the equivalent of the amount of energy use by 723 refrigerators

• Using approximately 422,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent of 38.4 automobiles running for 1 calendar year

• Saving approximately 503,000 gallons of water, or the equivalent of approximately 23 swimming pools

• Saving approximately 27,700 pounds of solid waste

• Reducing hazardous air pollutants by approximately 37.5 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit **www.papercalculator.org**.

